Exhibit 99.1

        3rd Quarter 2014 • Report to Shareholders • Three and Nine months ended July 31, 2014

TD Bank Group Reports Third Quarter 2014 Results

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

The Bank implemented new and amended standards under IFRS (New IFRS Standards and Amendments) which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements.

Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

Effective the first quarter of 2014, the results of the Canadian wealth and insurance businesses are reported in the Canadian Retail segment, and the results of the U.S. wealth business, as well as the Bank’s investment in TD Ameritrade, are reported in the U.S. Retail segment. Segmented results prior to the first quarter of 2014 have been restated accordingly.

As previously announced on December 5, 2013, the Bank’s Board of Directors declared a stock dividend of one common share per each issued and outstanding common share on the payment date of January 31, 2014 (Stock Dividend). The effect on the Bank’s basic and diluted earnings per share has been presented as if the Stock Dividend was retrospectively applied to all comparative periods presented that occurred prior to the payment date of the Stock Dividend.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:

•	Reported diluted earnings per share were $1.11, compared with $0.79.
•	Adjusted diluted earnings per share were $1.15, compared with $0.82.
•	Reported net income was $2,107 million, compared with $1,523 million.
•	Adjusted net income was $2,167 million, compared with $1,584 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2014, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $3.22, compared with $2.61.
•	Adjusted diluted earnings per share were $3.29, compared with $2.77.
•	Reported net income was $6,137 million, compared with $5,024 million.
•	Adjusted net income was $6,265 million, compared with $5,321 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $60 million after tax (3 cents per share), compared with $59 million after tax (3 cents per share) in the third quarter last year.
•	Integration charges of $27 million after tax (2 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $24 million after tax (1 cent per share) in the third quarter last year.
•	A release of $19 million after tax (1 cent per share), due to the impact of the Alberta flood on the loan portfolio, compared with a loss of $48 million after tax (3 cents per share) in the third quarter last year.
•	A gain of $24 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $70 million after tax (4 cents per share) in the third quarter last year.
•	Set-up and conversion costs totalling $16 million after tax (1 cent per share) related to the affinity relationship with Aimia and the acquisition of 50% of CIBC’s existing Aeroplan Visa credit card accounts.

TORONTO, August 28, 2014 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ended July 31, 2014. Adjusted earnings were $2.2 billion, a 37% increase from the third quarter last year, reflecting strong earnings contributions from all business segments. Results from the third quarter in 2013 included additional charges taken in the insurance business.

"TD's third quarter was especially strong, even after taking into account the additional charges in our insurance business last year," said Ed Clark, Group President and Chief Executive Officer. "Our performance was fueled by good organic growth, support from recent acquisitions and continued favourable credit conditions. We're very pleased that we achieved these results, while at the same time maintaining our investments in future growth."

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 2

Canadian Retail

Canadian Retail delivered net income of $1.4 billion for the third quarter, representing a 54% increase in adjusted earnings over the same quarter last year. This solid performance was driven by good loan and deposit growth, good credit quality, Aeroplan contribution, higher wealth assets, and very strong operating leverage. Insurance earnings reflected a significant rebound from last year when the business was affected by a combination of severe weather-related impacts and increased general insurance claims.

"Canadian Retail delivered a strong third quarter with all business lines contributing," said Tim Hockey, Group Head, Canadian Banking, Auto Finance and Wealth Management. "We were once again recognized as an industry leader in customer service and we will continue to focus on increasing our market share, driving efficiency and delivering industry-leading comfort and convenience through strategic investments in the business."

U.S. Retail

U.S. Retail generated net income of US$518 million, an increase of 4% compared with the third quarter last year. Excluding the Bank's investment in TD Ameritrade, the segment generated net income of US$449 million, an increase of 4%. Earnings were driven by strong organic growth, expense management, and improved asset quality, partially offset by lower gains on sales of securities.

TD Ameritrade contributed US$69 million in earnings to the segment, an increase of 1% compared with the third quarter last year.

"U.S. Retail continued to deliver on our organic growth strategy," said Mike Pedersen, Group Head, U.S. Banking. "Customer acquisition and deposit and lending growth were strong, with business lending especially good in the third quarter. The U.S. banking environment continues to face headwinds, but we remain focused on building the franchise and delivering legendary customer experiences."

Wholesale Banking

Wholesale Banking net income for the quarter was $216 million, an increase of 46% compared with the third quarter last year. The increase in earnings was primarily due to broad-based revenue growth across core businesses and favourable credit quality, partially offset by higher non-interest expenses.

"We are pleased with our earnings this quarter, which saw good origination, robust capital markets, and trading activity," said Bob Dorrance, Group Head, Wholesale Banking. "We will continue to attract new clients and expand existing relationships, and manage risks and expenses for the remainder of 2014."

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.3%, compared with 9.2% last quarter.

Conclusion

"These results exemplify the many strengths of TD: our franchise-driven model, relentless focus on the customer, and ability to grow our North American platform," said Clark. "Our exceptional team remains committed to making us the Better Bank for all of our stakeholders."

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 3

    CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS and	48	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	50	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	51	Interim Consolidated Balance Sheet
5	How We Performed	52	Interim Consolidated Statement of Income
9	Financial Results Overview	53	Interim Consolidated Statement of Comprehensive Income
13	How Our Businesses Performed	54	Interim Consolidated Statement of Changes in Equity
21	Balance Sheet Review	55	Interim Consolidated Statement of Cash Flows
22	Credit Portfolio Quality	56	Notes to Interim Consolidated Financial Statements
29	Capital Position
32	Managing Risk	93	SHAREHOLDER AND INVESTOR INFORMATION
45	Securitization and Off-Balance Sheet Arrangements
47	Quarterly Results

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the 2013 Management’s Discussion and Analysis (“2013 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the U.S.; increased competition including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and nine months ended July 31, 2014, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2013 Consolidated Financial Statements and related Notes and 2013 Management's Discussion and Analysis (2013 MD&A). This MD&A is dated August 27, 2014. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2013 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. The Bank implemented New IFRS Standards and Amendments which required, where applicable, retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. Prior to the first quarter of 2014, the New IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented. For more information, refer to Note 2 of the Interim Consolidated Financial Statements. Effective the first quarter of 2014, the results of the Canadian wealth and insurance businesses are reported in the Canadian Retail segment, and the results of the U.S. wealth business, as well as the Bank’s investment in TD Ameritrade, are reported in the U.S. Retail segment. Segmented results prior to the first quarter of 2014 have been restated accordingly. Additionally, the effect of the Stock Dividend on the Bank’s basic and diluted earnings per share has been presented as if the Stock Dividend was retrospectively applied to all comparative periods presented. Additional information relating to the Bank, including the Bank’s 2013 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Results of operations
Total revenue	$7,509	$7,435	$7,085	$22,509	$20,259
Provision for credit losses	338	392	477	1,186	1,279
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses	4,040	4,029	3,771	12,165	10,905
Net income – reported	2,107	1,988	1,523	6,137	5,024
Net income – adjusted[1]	2,167	2,074	1,584	6,265	5,321
Return on common equity – reported	16.3%	15.9%	12.8%	16.3%	14.4%
Return on common equity – adjusted[2]	16.8	16.6	13.3	16.6	15.3
Financial position
Total assets	$921,750	$896,468	$834,730	$921,750	$834,730
Total equity	54,755	53,769	50,147	54,755	50,147
Total Common Equity Tier 1 (CET1) Capital risk-weighted assets[3,4]	316,716	313,238	283,521	316,716	283,521
Financial ratios
Efficiency ratio – reported	53.8%	54.2%	53.2%	54.0%	53.8%
Efficiency ratio – adjusted[1]	52.3	52.8	52.4	52.5	52.1
Common Equity Tier 1 Capital ratio[3]	9.3	9.2	8.9	9.3	8.9
Tier 1 Capital ratio[3]	11.0	10.9	11.0	11.0	11.0
Provision for credit losses as a % of net average loans and
acceptances[5]	0.28	0.35	0.43	0.34	0.39
Common share information – reported (dollars)
Per share earnings
Basic	$1.12	$1.05	$0.79	$3.23	$2.61
Diluted	1.11	1.04	0.79	3.22	2.61
Dividends per share	0.47	0.47	0.40	1.37	1.19
Book value per share	27.48	27.14	24.60	27.48	24.60
Closing share price	57.02	52.73	43.28	57.02	43.28
Shares outstanding (millions)
Average basic	1,840.2	1,838.9	1,842.8	1,838.1	1,839.4
Average diluted	1,846.5	1,844.8	1,848.1	1,844.3	1,847.0
End of period	1,841.6	1,841.7	1,839.7	1,841.6	1,839.7
Market capitalization (billions of Canadian dollars)	$105.0	$97.1	$79.6	$105.0	$79.6
Dividend yield	3.3%	3.5%	3.7%	3.4%	3.8%
Dividend payout ratio	42.0	45.0	51.1	42.3	45.7
Price-earnings ratio	14.0	14.1	12.6	14.0	12.6
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.15	$1.09	$0.82	$3.30	$2.78
Diluted	1.15	1.09	0.82	3.29	2.77
Dividend payout ratio	40.9%	43.1%	49.1%	41.5%	43.0%
Price-earnings ratio	13.4	13.5	11.8	13.4	11.8
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section for an explanation.
[3]	Prior to the first quarter of 2014, amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own risk-weighted asset (RWA) measure due to the Office of the Superintendent of Financial Institutions (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77% respectively.
5	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8.8 million active online and mobile customers. TD had $922 billion in assets on July 31, 2014. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. The Bank implemented New IFRS Standards and Amendments which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net interest income	$4,435	$4,391	$4,145	$13,127	$11,891
Non-interest income	3,074	3,044	2,940	9,382	8,368
Total revenue	7,509	7,435	7,085	22,509	20,259
Provision for credit losses	338	392	477	1,186	1,279
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses	4,040	4,029	3,771	12,165	10,905
Income before income taxes and equity in net income
of an investment in associate	2,360	2,355	1,697	7,045	5,730
Provision for income taxes	330	447	249	1,142	897
Equity in net income of an investment in associate, net of income taxes	77	80	75	234	191
Net income – reported	2,107	1,988	1,523	6,137	5,024
Preferred dividends	25	40	38	111	136
Net income available to common shareholders and
non-controlling interests in subsidiaries	$2,082	$1,948	$1,485	$6,026	$4,888
Attributable to:
Non-controlling interests	$27	$26	$26	$80	$78
Common shareholders	2,055	1,922	1,459	5,946	4,810

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Operating results – adjusted
Net interest income	$4,435	$4,391	$4,145	$13,127	$11,891
Non-interest income[1]	3,047	3,044	2,858	9,102	8,280
Total revenue	7,482	7,435	7,003	22,229	20,171
Provision for credit losses[2]	363	392	412	1,211	1,214
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses[3]	3,912	3,922	3,669	11,675	10,500
Income before income taxes and equity in net income of an
investment in associate	2,436	2,462	1,782	7,230	6,112
Provision for income taxes[4]	359	481	287	1,239	1,023
Equity in net income of an investment in associate, net of income taxes[5]	90	93	89	274	232
Net income – adjusted	2,167	2,074	1,584	6,265	5,321
Preferred dividends	25	40	38	111	136
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,142	2,034	1,546	6,154	5,185
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	27	26	26	80	78
Net income available to common shareholders – adjusted	2,115	2,008	1,520	6,074	5,107
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(60)	(63)	(59)	(184)	(173)
Integration charges relating to the acquisition of the credit card portfolio of
MBNA Canada[7]	(27)	(23)	(24)	(71)	(78)
Impact of Alberta flood on the loan portfolio[8]	19	–	(48)	19	(48)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[9]	24	–	70	43	72
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[10]	(16)	–	–	(131)	–
Gain on sale of TD Waterhouse Institutional Services[11]	–	–	–	196	–
Litigation and litigation-related charge/reserve[12]	–	–	–	–	(70)
Total adjustments for items of note	(60)	(86)	(61)	(128)	(297)
Net income available to common shareholders – reported	$2,055	$1,922	$1,459	$5,946	$4,810
1	Adjusted non-interest income excludes the following items of note: third quarter 2014 – $27 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9; first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 11; third quarter 2013 – $82 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.
2	Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2014 – $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 8; fourth quarter 2013 – $40 million release of the provision for the impact of the Alberta flood on the loan portfolio; third quarter 2013 – $65 million due to the provision for the impact of the Alberta flood on the loan portfolio.
3	Adjusted non-interest expenses excludes the following items of note: third quarter 2014 – $70 million amortization of intangibles, as explained in footnote 6; $36 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 7; $22 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 10; second quarter 2014 – $75 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts; third quarter 2013 – $69 million amortization of intangibles; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; second quarter 2013 – $67 million amortization of intangibles; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of litigation and litigation-related charges, as explained in footnote 12.
4	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2014 – $13 million amortization of intangibles, as explained in footnote 6; second quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles; third quarter 2013 – $14 million amortization of intangibles; second quarter 2013 – $14 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles.
6	Amortization of intangibles relate primarily to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolios of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013, the Epoch Investment Partners, Inc. acquisition in 2013, and to the acquired Aeroplan credit card portfolio in 2014. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.
7	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment.
8	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
9	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
10	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion and other one-time costs related to the acquisition of the cards and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs are included as an item of note in the Canadian Retail segment.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 7

11	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third quarter of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
12	As a result of certain adverse judgments and settlements in the U.S. in 2012, and after continued evaluation of this portfolio of cases and reassessment of the existing litigation provision throughout fiscal year 2013, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that additional litigation and litigation-related charges of $97 million ($70 million after tax) were required as a result of developments and settlements reached in fiscal 2013.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Basic earnings per share – reported	$1.12	$1.05	$0.79	$3.23	$2.61
Adjustments for items of note[2]	0.03	0.04	0.03	0.07	0.17
Basic earnings per share – adjusted	$1.15	$1.09	$0.82	$3.30	$2.78

Diluted earnings per share – reported	$1.11	$1.04	$0.79	$3.22	$2.61
Adjustments for items of note[2]	0.04	0.05	0.03	0.07	0.16
Diluted earnings per share – adjusted	$1.15	$1.09	$0.82	$3.29	$2.77
[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1,2]
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
TD Bank, N.A.	$27	$30	$30	$87	$88
TD Ameritrade (included in equity in net income of
an investment in associate)	13	13	14	40	41
MBNA Canada	9	10	9	28	27
Aeroplan	4	5	–	10	–
Other	7	5	6	19	17
	60	63	59	184	173
Software	40	56	40	161	117
Amortization of intangibles, net of income taxes	$100	$119	$99	$345	$290
1	Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2013, capital allocated to the business segments is based on 8% CET1 which includes an additional allocation charge of 1% of risk-weighted assets (RWA) to account for the Office of the Superintendent of Financial Institutions Canada (OSFI) common equity capital surcharge for Domestic Systemically Important Banks (D-SIBs), resulting in a CET1 Capital ratio minimum requirement of 8% effective January 1, 2016. The return measures for business segments reflect a return on common equity methodology.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Average common equity	$49,897	$49,480	$45,359	$48,902	$44,537
Net income available to common shareholders
– reported	2,055	1,922	1,459	5,946	4,810
Items of note impacting income, net of income taxes[1]	60	86	61	128	297
Net income available to common shareholders
– adjusted	2,115	2,008	1,520	6,074	5,107
Return on common equity – adjusted	16.8%	16.6%	13.3%	16.6%	15.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 8

SIGNIFICANT EVENTS IN 2014

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014, and an additional pre-tax gain of $10 million was recorded in other income upon the settlement of the price adjustment mechanisms in the third quarter of 2014.

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the Bank recorded the credit card receivables acquired at their fair value of $3.2 billion and an intangible asset for the purchased credit card relationships of $149 million. The purchase price is subject to refinement based on final purchase consideration adjustments.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in the first quarter of 2014.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance on an adjusted basis for the third quarter of 2014 against the financial performance indicators included in the 2013 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document.

•	Adjusted diluted earnings per share for the nine months ended July 31, 2014, increased 19% from the same period last year reflecting higher earnings in all business segments and the translation impact of the stronger U.S. dollar. The Bank’s goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on CET1 RWA for the nine months ended July 31, 2014, was 2.64%.
•	For the twelve months ended July 31, 2014, the total shareholder return was 36%, which was above the Canadian peer average of 32%.

Impact of Foreign Exchange Rate on U.S. Retail and TD Ameritrade Translated Earnings

U.S. Retail earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the nine months ended July 31, 2014, compared with the same period last year, as shown in the following table.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2014 vs.	July 31, 2014 vs.
	July 31, 2013	July 31, 2013
U.S. Retail
Increased total revenue	$104	$418
Increased non-interest expenses	67	267
Increased net income, after tax	25	93

TD Ameritrade
Increase in share of earnings, after tax	7	18
Increase in basic earnings per share (dollars)	$0.02	$0.06

A one cent increase/decrease in the U.S. dollar to Canadian dollar exchange rate will decrease/increase total Bank annual net income by approximately $23 million (April 30, 2014 – $23 million).

Economic Summary and Outlook

The Canadian economy has shown increased momentum following a challenging start to the year, and is expected to strengthen further over the near term in lockstep with the U.S. economy. However, Canada continues to face challenges that will keep output growth comparatively moderate and employment gains subdued over the medium term.

While held back by weather-related factors in the January to March period of 2014, the U.S. economy has resumed a faster pace of growth and is likely to outperform the Canadian economy in coming quarters. The job market in the U.S. continues to post significant gains. A continued recovery in job creation is expected to push the unemployment rate lower over the next two years. In line with a stronger labour market, the U.S. Federal Reserve has been steadily reducing its extraordinary monetary stimulus and is expected to raise interest rates by the end of 2015.

The Canadian export sector has strengthened over the past year in line with better growth in the U.S. This trend is expected to continue over the next two years, aided by prospects for a weaker Canadian dollar. As Canada's export performance improves, an increase in business confidence is expected to drive a firming in capital spending, particularly for machinery and equipment.

Meanwhile, Canadian consumers increased their purchases sharply in the April to June period of 2014 after consumption slowed dramatically at the start of the year. Activity in the Canadian housing sector has showed marked strength following several quarters of retrenchment, both in terms of sales volumes and new construction activity. That said, both of these sectors are expected to show more moderate gains over the near term, as modest employment growth and elevated levels of household debt work to restrain growth.

Although inflation has increased recently, the rise has likely been due to temporary factors. Wage growth remains soft, which points to persistent economic slack. In this environment, the Bank of Canada has left interest rates unchanged. As economic growth gradually picks up over the coming quarters and these temporary factors run their course, inflationary pressures are expected to increase. As a result, the Bank of Canada is expected to start gradually raising interest rates in the second half of 2015, but increases are expected to be more modest than in the past.

Net Income

Quarterly comparison – Q3 2014 vs. Q3 2013

Reported net income for the quarter was $2,107 million, an increase of $584 million, or 38%, compared with the third quarter last year. Adjusted net income for the quarter was $2,167 million, an increase of $583 million, or 37%, compared with the third quarter last year. The increase in adjusted net income was primarily due to higher earnings in the Canadian Retail, Wholesale Banking, and U.S. Retail segments and a lower effective tax rate. Canadian Retail net income increased primarily due to good loan and deposit volume growth, wealth asset growth, the acquisition of certain CIBC Aeroplan credit card accounts and the related affinity agreement with Aimia, Inc. (collectively, "Aeroplan"), and higher insurance earnings due to additional losses in the third quarter last year as a result of strengthened reserves for general insurance automobile claims and claims resulting from severe weather-related events. Wholesale Banking net income increased primarily due to higher revenue and lower provision for credit losses (PCL), partially offset by higher non-interest expenses. U.S. Retail net income increased primarily due to strong organic growth, favourable credit performance, and the favourable impact of foreign currency translation, partially offset by lower gains on sales of securities.

Quarterly comparison – Q3 2014 vs. Q2 2014

Reported net income for the quarter increased $119 million, or 6%, compared with the prior quarter. Adjusted net income for the quarter increased $93 million, or 4%, compared with the prior quarter. The increase in adjusted net income was primarily due to a lower effective tax rate and higher earnings in the Canadian Retail segment driven by three extra calendar days in the current quarter and volume growth.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 10

Year-to-date comparison – Q3 2014 vs. Q3 2013

Reported net income was $6,137 million, an increase of $1,113 million, or 22%, compared with the same period last year. Adjusted net income was $6,265 million, an increase of $944 million, or 18%, compared with the same period last year. The increase in adjusted net income was primarily due to higher earnings in the Canadian Retail, U.S. Retail, and Wholesale Banking segments. Canadian Retail net income increased primarily due to loan and deposit volume growth, wealth asset growth, the inclusion of Aeroplan, and additional losses as a result of strengthened reserves in the same period last year for general insurance automobile claims and claims resulting from severe weather-related events. U.S. Retail net income increased primarily due to strong organic growth, favourable credit performance, the acquisition of the credit card portfolio of Target and related program agreement (collectively, "Target") and acquisition of Epoch Investment Partners, Inc. (Epoch), higher earnings from TD Ameritrade, and the favourable impact of foreign currency translation, partially offset by lower gains on sales of securities. Wholesale Banking net income increased primarily due to higher trading-related revenue and underwriting and mergers and acquisitions (M&A) fees.

Net Interest Income

Quarterly comparison – Q3 2014 vs. Q3 2013

Reported and adjusted net interest income for the quarter was $4,435 million, an increase of $290 million, or 7%, compared with the third quarter last year. The increase in adjusted net interest income was driven by increases in the Canadian Retail and U.S. Retail segments. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and the inclusion of Aeroplan. U.S. Retail net interest income increased primarily due to increased volume growth and the favourable impact of foreign currency translation, partially offset by margin compression.

Quarterly comparison – Q3 2014 vs. Q2 2014

Reported and adjusted net interest income for the quarter increased $44 million, or 1%, compared with the prior quarter. The increase in adjusted net interest income was driven by an increase in the Canadian Retail segment, partially offset by a decrease in the Corporate segment. Canadian Retail net interest income increased primarily due to three extra calendar days in the current quarter. Corporate segment net interest income decreased primarily due to positive tax items in the prior quarter.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Reported and adjusted net interest income was $13,127 million, an increase of $1,236 million, or 10%, compared with the same period last year. The increase in adjusted net interest income was driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments, partially offset by a decrease in the Corporate segment. U.S. Retail net interest income increased primarily due to increased volume growth, the inclusion of Target, and the favourable impact of foreign currency translation. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and the inclusion of Aeroplan. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income. Corporate segment net interest income decreased primarily due to lower gains from treasury and other hedging activities, largely offset by positive tax items in the current year.

Quarterly comparison – Q3 2014 vs. Q3 2013

Reported non-interest income for the quarter was $3,074 million, an increase of $134 million, or 5%, compared with the third quarter last year. Adjusted non-interest income for the quarter was $3,047 million, an increase of $189 million, or 7%, compared with the third quarter last year. The increase in adjusted non-interest income was driven by increases in the Canadian Retail and Wholesale Banking segments, partially offset by a decrease in the U.S. Retail segment. Canadian Retail non-interest income increased primarily due to wealth asset growth, insurance business growth, the change in fair value of investments which is largely offset in claims, and the inclusion of Aeroplan. Wholesale Banking non-interest income increased primarily due to higher underwriting and M&A fees. U.S. Retail non-interest income decreased primarily due to lower gains on sales of securities, partially offset by higher fee income and the favourable impact of foreign currency translation.

Quarterly comparison – Q3 2014 vs. Q2 2014

Reported non-interest income for the quarter increased $30 million, or 1%, compared with the prior quarter. Adjusted non-interest income for the quarter increased $3 million compared with the prior quarter. The increase in adjusted non-interest income was driven by an increase in the Canadian Retail segment, partially offset by decreases in the Wholesale Banking, U.S. Retail, and Corporate segments. Canadian Retail non-interest income increased primarily due to three extra calendar days in the current quarter, higher insurance business growth and seasonal revenue, and wealth asset growth. Wholesale Banking non-interest income decreased primarily due to lower trading-related revenue. U.S. Retail non-interest income decreased primarily due to lower gains on sales of securities and the unfavourable impact of foreign currency translation. Corporate segment non-interest income decreased primarily due to the gain on sale of TD Ameritrade shares in the prior quarter.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Reported non-interest income was $9,382 million, an increase of $1,014 million, or 12%, compared with the same period last year. Adjusted non-interest income for the period was $9,102 million, an increase of $822 million, or 10%, compared with the same period last year. The increase in adjusted non-interest income was driven by increases in all segments. Canadian Retail non-interest income increased primarily due to wealth asset growth, higher credit card and direct investing transaction volumes, the inclusion of Aeroplan, insurance business growth, and the change in fair value of investments which is largely offset in claims. U.S. Retail non-interest income increased primarily due to the inclusion of Target and Epoch, and the favourable impact of foreign currency translation, partially offset by lower gains on sales of securities. Wholesale Banking non-interest income increased primarily due to strong underwriting and M&A fees. Corporate segment non-interest income increased primarily due to the gains on sales of TD Ameritrade shares in the current year.

Provision for Credit Losses

Quarterly comparison – Q3 2014 vs. Q3 2013

Reported PCL for the quarter was $338 million, a decrease of $139 million, or 29%, compared with the third quarter last year. Adjusted PCL for the quarter was $363 million, a decrease of $49 million, or 12%, compared to the third quarter last year. The decrease in adjusted PCL was primarily due to a decrease in the U.S. Retail segment, partially offset by an increase in the Corporate segment. U.S. Retail PCL decreased primarily due to favourable credit performance in auto loans and home equity products. Corporate segment PCL increased primarily due to a decline in releases for incurred but not identified credit losses related to the Canadian loan portfolio.

Quarterly comparison – Q3 2014 vs. Q2 2014

Reported PCL for the quarter decreased $54 million, or 14%, compared with the prior quarter. Adjusted PCL for the quarter decreased $29 million, or 7%, compared with the prior quarter. The decrease in adjusted PCL was primarily due to favourable credit performance in commercial, credit card, and auto loans, partially offset by higher provisions for home equity and small business loans in the U.S. Retail segment.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 11

Year-to-date comparison – Q3 2014 vs. Q3 2013

Reported PCL was $1,186 million, a decrease of $93 million, or 7%, compared with the same period last year. Adjusted PCL was $1,211 million, a decrease of $3 million compared with the same period last year. The decrease in adjusted PCL was primarily due to a decrease in the U.S. Retail segment partially offset by an increase in the Corporate segment. U.S. Retail PCL decreased primarily due to favourable credit performance in business banking partially offset by the inclusion of Target and the unfavourable impact of foreign currency translation. Corporate segment PCL increased primarily due to a decline in releases for incurred but not identified credit losses related to the Canadian loan portfolio.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$37	$58	$63	$128	$203
Provision for credit losses – individually insignificant	459	488	404	1,370	1,233
Recoveries	(152)	(139)	(114)	(399)	(297)
Total provision for credit losses for counterparty-specific and individually insignificant	344	407	353	1,099	1,139
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking	(3)	3	37	(1)	(13)
U.S. Retail	(3)	(18)	87	88	153
Total provision for credit losses – incurred but not identified	(6)	(15)	124	87	140
Provision for credit losses – reported	$338	$392	$477	$1,186	$1,279

Insurance claims and related expenses

Quarterly comparison – Q3 2014 vs. Q3 2013

Reported and adjusted insurance claims and related expenses for the quarter were $771 million, a decrease of $369 million, or 32%, compared with the third quarter last year primarily due to additional losses as a result of strengthened reserves in the third quarter last year for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by higher current year claims driven by business growth and the change in fair value of investments backing claims, which is largely offset in non-interest income.

Quarterly comparison – Q3 2014 vs. Q2 2014

Reported and adjusted insurance claims and related expenses for the quarter increased $112 million, or 17%, compared with the prior quarter primarily due to an increase in claims driven by business growth and seasonality and an increase in severe weather-related events.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Reported and adjusted insurance claims and related expenses were $2,113 million, a decrease of $232 million, or 10%, compared with the same period last year, primarily due to additional losses as a result of strengthened reserves in the same period last year for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by higher current year claims driven by severe winter conditions, business growth, and the change in fair value of investments backing claims, which is largely offset in non-interest income.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q3 2014 vs. Q3 2013

Reported non-interest expenses for the quarter were $4,040 million, an increase of $269 million, or 7%, compared with the third quarter last year. Adjusted non-interest expenses were $3,912 million, an increase of $243 million, or 7%, compared with the third quarter last year. The increase in adjusted non-interest expenses was driven by increases in all segments. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses in the wealth business, volume growth, and the inclusion of Aeroplan, partially offset by productivity gains. The increase in U.S. Retail non-interest expenses was primarily due to the unfavourable impact of foreign currency translation partially offset by productivity gains. Wholesale Banking non-interest expenses rose primarily due to higher revenue-based variable compensation partially offset by lower operating expenses. Corporate segment non-interest expenses increased primarily due to ongoing investment in enterprise projects and initiatives.

The Bank’s reported efficiency ratio increased to 53.8%, compared with 53.2% in the third quarter last year. The Bank’s adjusted efficiency ratio was 52.3% compared with 52.4% in the third quarter last year.

Quarterly comparison – Q3 2014 vs. Q2 2014

Reported non-interest expenses for the quarter increased $11 million compared with the prior quarter. Adjusted non-interest expenses decreased $10 million compared with the prior quarter. The decrease in adjusted non-interest expenses was primarily due to the U.S. Retail and Wholesale Banking segments, partially offset by an increase in the Canadian Retail segment. U.S. Retail non-interest expenses decreased primarily due to the favourable impact of foreign currency translation, partially offset by extra calendar days in the current quarter. Wholesale Banking non-interest expenses decreased primarily due to expenses related to the settlement of a commercial dispute in the prior quarter. Canadian Retail non-interest expenses increased primarily due to three extra calendar days in the current quarter.

The Bank’s reported efficiency ratio decreased to 53.8%, compared with 54.2% in the prior quarter. The Bank’s adjusted efficiency ratio decreased to 52.3%, compared with 52.8% in the prior quarter.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Reported non-interest expenses were $12,165 million, an increase of $1,260 million, or 12%, compared with the same period last year. Adjusted non-interest expenses were $11,675 million, an increase of $1,175 million, or 11%, compared with the same period last year. The increase in adjusted non-interest expenses was driven by increases in all segments. U.S. Retail non-interest expenses increased primarily due to the inclusion of Target and Epoch, investments to support business growth, and the unfavourable impact of foreign currency translation, partially offset by productivity gains. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses in the wealth business, the inclusion of Aeroplan, investments to support business growth, and volume growth, partially offset by productivity gains. Wholesale Banking non-interest expenses increased primarily due to higher revenue-based variable compensation. Corporate segment non-interest expenses increased primarily due to ongoing investment in enterprise projects and initiatives.

The Bank’s reported efficiency ratio was 54.0% compared with 53.8% in the same period last year. The Bank’s adjusted efficiency ratio increased to 52.5%, compared with 52.1% in the same period last year.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 12

Income Taxes

As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 14.0% for the third quarter, compared with 14.7% in the same quarter last year and 19.0% in the prior quarter. The year-over-year and quarter-over-quarter decreases were largely due to higher tax-exempt dividend income from taxable Canadian corporations and the resolution of certain audit issues.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
	2014		2014		2013		2014		2013
Income taxes at Canadian statutory income tax rate	$620	26.3%	$618	26.3%	$447	26.3%	$1,851	26.3%	$1,504	26.3%
Increase (decrease) resulting from:
Dividends received	(98)	(4.2)	(79)	(3.4)	(56)	(3.3)	(264)	(3.7)	(173)	(3.0)
Rate differentials on international operations	(127)	(5.4)	(128)	(5.4)	(147)	(8.6)	(398)	(5.7)	(397)	(6.9)
Other	(65)	(2.7)	36	1.5	5	0.3	(47)	(0.7)	(37)	(0.7)
Provision for income taxes and effective
income tax rate – reported	$330	14.0%	$447	19.0%	$249	14.7%	$1,142	16.2%	$897	15.7%

The Bank’s adjusted effective tax rate was 14.7% for the quarter, lower than 16.1% in the same quarter last year and 19.5% in the prior quarter, largely due to higher tax-exempt dividend income from taxable Canadian corporations and the resolution of certain audit issues.

TABLE 10: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Provision for income taxes – reported	$330	$447	$249	$1,142	$897
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	23	25	24	72	70
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	9	9	9	25	28
Impact of Alberta flood on the loan portfolio	(6)	–	17	(6)	17
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(3)	–	(12)	(6)	(16)
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	6	–	–	47	–
Gain on sale of TD Waterhouse Institutional Services	–	–	–	(35)	–
Litigation and litigation-related charge/reserve	–	–	–	–	27
Total adjustments for items of note	29	34	38	97	126
Provision for income taxes – adjusted	$359	$481	$287	$1,239	$1,023
Effective income tax rate – adjusted[3]	14.7%	19.5%	16.1%	17.1%	16.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

Effective November 1, 2013, the Bank revised its reportable segments and, for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The prior period segmented results have been restated accordingly.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment. Effective March 27, 2013, the results of the acquisition of Epoch Investment Partners, Inc. (Epoch) are reported in the U.S. Retail segment. Effective March 13, 2013, results of the acquisition of the credit card portfolio of Target Corporation and related program agreement (collectively, "Target") are reported in the U.S. Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2013 MD&A, and Note 31 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2013. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $131 million, compared with $80 million in the third quarter last year, and $106 million in the prior quarter.

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net interest income	$2,436	$2,322	$2,269	$7,103	$6,624
Non-interest income	2,498	2,356	2,219	7,138	6,561
Total revenue	4,934	4,678	4,488	14,241	13,185
Provision for credit losses	228	238	216	696	705
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses – reported	2,076	2,019	1,934	6,214	5,722
Non-interest expenses – adjusted	2,018	1,987	1,901	5,940	5,616
Net income – reported	1,400	1,326	910	3,930	3,332
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	27	23	24	71	78
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	16	–	–	131	–
Net income – adjusted	$1,443	$1,349	$934	$4,132	$3,410

Selected volumes and ratios
Return on common equity – reported	43.4%	43.0%	32.8%	42.0%	41.2%
Return on common equity – adjusted	44.7	43.7	33.7	44.1	42.2
Margin on average earning assets (including securitized assets)	2.98	2.97	2.94	2.96	2.92
Efficiency ratio – reported	42.1	43.2	43.1	43.6	43.4
Efficiency ratio – adjusted	40.9	42.5	42.4	41.7	42.6
Number of Canadian retail branches	1,164	1,174	1,169	1,164	1,169
Average number of full-time equivalent staff[2]	39,429	39,171	39,604	39,293	39,568
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q3 2014 vs. Q3 2013

Canadian Retail net income for the quarter on a reported basis was $1,400 million, an increase of $490 million, or 54%, compared with the third quarter last year. Adjusted net income for the quarter was $1,443 million, an increase of $509 million, or 54%, compared with the third quarter last year. The increase in adjusted earnings was primarily due to good loan and deposit volume growth, higher wealth assets under management, the addition of Aeroplan and a significant rebound in insurance earnings due to additional losses last year as a result of strengthened reserves for general insurance automobile claims and claims resulting from severe weather-related events. The reported annualized return on common equity for the quarter was 43.4%, while the adjusted annualized return on common equity was 44.7%, compared with 32.8% and 33.7%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses. Revenue for the quarter was $4,934 million, an increase of $446 million, or 10%, compared with the third quarter last year. Net interest income increased $167 million, or 7%, driven primarily by good loan and deposit volume growth and the addition of Aeroplan. Non-interest income increased $279 million, or 13%, largely driven by wealth asset growth, insurance business growth and the change in fair value of investments which is largely offset in claims, new chequing account growth, and the addition of Aeroplan. Margin on average earning assets was 2.98%, a 4 basis point (bps) increase, primarily due to the addition of Aeroplan.

The personal banking business generated good lending volume growth of $13 billion, or 5%. Compared with the third quarter last year, average real estate secured lending volume increased $7 billion, or 3%. Auto lending average volume increased $1 billion, or 8%, while all other personal lending average volumes increased $4 billion, or 14%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $5 billion, or 11%. Average personal deposit volumes increased $4 billion, or 3%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $4 billion, or 6%.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 14

Assets under administration increased $15 billion, or 6%, compared with the third quarter last year, mainly driven by market appreciation and growth in new client assets for the period, partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $31 billion, or 16%, mainly driven by market appreciation and growth in new client assets.

PCL for the quarter was $228 million, an increase of $12 million, or 6%, compared with the third quarter last year. Personal banking PCL was $216 million, an increase of $5 million, or 2%, due to the addition of Aeroplan, partially offset by better credit performance and lower bankruptcies in other personal banking businesses. Business banking PCL was $12 million, an increase of $7 million, primarily driven by prior year recoveries. Annualized PCL as a percentage of credit volume was 0.27%, a decrease of 1 bps, compared with the third quarter last year. Net impaired loans were $838 million, a decrease of $42 million, or 5%, compared with the third quarter last year. Net impaired loans as a percentage of total loans were 0.25%, compared with 0.28% as at July 31, 2013.

Insurance claims and related expenses for the quarter were $771 million, a decrease of $369 million, or 32%, compared with the third quarter last year, primarily due to additional losses as a result of strengthened reserves in the same period a year ago for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by higher current year claims driven by business growth and the change in fair value of investments backing claims, which is largely offset in non-interest income.

Reported non-interest expenses for the quarter were $2,076 million, an increase of $142 million, or 7%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $2,018 million, an increase of $117 million, or 6%, compared with the third quarter last year. The increase was primarily driven by higher employee-related costs including higher revenue-based variable compensation in the wealth business, volume growth and the addition of Aeroplan, partially offset by initiatives to increase productivity.

The average full-time equivalent (FTE) staffing levels decreased by 175 compared with the third quarter last year driven by productivity gains. The reported efficiency ratio for the quarter improved to 42.1%, while the adjusted efficiency ratio improved to 40.9%, compared with 43.1% and 42.4%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2014 vs. Q2 2014

Canadian Retail net income for the quarter on a reported basis increased $74 million, or 6%, compared with the prior quarter. Adjusted net income for the quarter increased $94 million, or 7%, compared with the prior quarter. The increase in adjusted earnings was primarily due to three extra calendar days in the third quarter and volume growth. The reported annualized return on common equity for the quarter was 43.4%, while the adjusted annualized return on common equity was 44.7%, compared with 43.0% and 43.7%, respectively, in the prior quarter.

Revenue for the quarter increased $256 million, or 5%, compared with the prior quarter. Net interest income increased $114 million, or 5%, primarily due to three extra calendar days in the third quarter. Non-interest income increased $142 million, or 6%, primarily due to three extra calendar days, higher insurance business growth and seasonal revenue, and higher fee-based revenue driven by wealth asset growth. Margin on average earning assets was 2.98%, a 1 bps increase compared with the prior quarter.

The personal banking business generated average lending volume growth of $3.2 billion, or 1%. Compared with the prior quarter, average real estate secured lending volume increased $2.1 billion, or 1%. Auto lending average volume increased $0.6 billion, or 4%, while all other personal lending average volumes increased $0.5 billion. Business loans and acceptances average volume increased $0.9 billion, or 2%. Average personal deposit volumes increased $1.0 billion, or 1%, due to growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $1.7 billion, or 2%, compared with the prior quarter.

Assets under administration increased $7 billion, or 3%, compared with the prior quarter. Assets under management increased $9 billion, or 4%, compared with the prior quarter. These increases were mainly driven by market appreciation and growth in new client assets.

PCL for the quarter decreased $10 million, or 4%, compared with the prior quarter. Personal banking PCL increased $8 million, while business banking PCL decreased $18 million, primarily due to a provision against a single client in the prior quarter. Annualized PCL as a percentage of credit volume was 0.27%, a decrease of 3 bps, compared with the prior quarter. Net impaired loans decreased $55 million, or 6%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.25%, compared with 0.27% in the prior quarter.

Insurance claims and related expenses for the quarter increased $112 million, or 17%, compared with the prior quarter, primarily due to an increase in claims driven by business growth, seasonality, and an increase in severe weather-related events.

Reported non-interest expenses for the quarter increased $57 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $31 million, or 2%, compared with the prior quarter. The increase was primarily due to three extra calendar days in the third quarter.

The average FTE staffing levels increased by 258 compared with the prior quarter driven primarily by higher seasonal staffing. The reported efficiency ratio for the quarter improved to 42.1%, while the adjusted efficiency ratio improved to 40.9%, compared with 43.2% and 42.5%, respectively, in the prior quarter.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Canadian Retail reported net income for the nine months ended July 31, 2014, was $3,930 million, an increase of $598 million, or 18%, compared with the same period last year. Adjusted net income was $4,132 million, an increase of $722 million, or 21%, compared with the same period last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, higher wealth assets under management, the addition of Aeroplan, favourable credit performance and additional losses as a result of strengthened reserves in the same period a year ago for general insurance automobile claims and claims resulting from severe weather-related events. The reported annualized return on common equity was 42.0%, while the adjusted annualized return on common equity was 44.1%, compared with 41.2% and 42.2%, respectively, in the same period last year.

Revenue was $14,241 million, an increase of $1,056 million, or 8%, compared with the same period last year. Net interest income increased $479 million, or 7%, driven primarily by good loan and deposit volume growth, and the addition of Aeroplan. Non-interest income increased $577 million, or 9%, largely driven by wealth asset growth, higher credit card and direct investing transaction volumes, the addition of Aeroplan, and higher insurance revenue and the change in fair value of investments which is largely offset in claims. Margin on average earning assets was 2.96%, a 4 bps increase primarily due to the addition of Aeroplan.

The personal banking business generated solid average lending volume growth of $12 billion, or 5%. Compared with the same period last year, average real estate secured lending volume increased $7.8 billion, or 4%. Auto lending average volume increased $0.9 billion, or 7%, while all other personal lending average volumes increased $3.3 billion, or 11%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $5.3 billion, or 12%. Average personal deposit volumes increased $3.7 billion, or 3%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.1 billion, or 7%.

Assets under administration increased $15 billion, or 6%, compared with the same period last year, mainly driven by market appreciation and growth in new client assets for the period, partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $31 billion, or 16%, mainly driven by market appreciation and growth in new client assets for the period.

PCL was $696 million, a decrease of $9 million, or 1%, compared with the same period last year. Personal banking PCL was $643 million, a decrease of $16 million, or 2%, due primarily to better credit performance and lower bankruptcies, partially offset by the addition of Aeroplan. Business banking PCL was $53 million, an increase of $7 million, or 15%, compared with the same period last year. Annualized PCL as a percentage of credit volume was 0.29%, a decrease of 2 bps, compared with the same period last year.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 15

Insurance claims and related expenses were $2,113 million, a decrease of $232 million, or 10%, compared with the same period last year, primarily due to additional losses as a result of strengthened reserves in the same period a year ago for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by higher current year claims driven by severe winter conditions, business growth, and the change in fair value of investments backing claims which is largely offset in non-interest income.

Reported non-interest expenses were $6,214 million, an increase of $492 million, or 9%, compared with the same period last year. Adjusted non-interest year-to-date expenses were $5,940 million, an increase of $324 million, or 6%, compared with the same period last year. The increase was driven by higher employee-related costs including higher revenue-based variable expenses in the wealth business, the addition of Aeroplan, investments in the business, and volume growth, partially offset by initiatives to increase productivity.

The average FTE staffing levels decreased by 275 compared with the same period last year, as increases in front line sales staff and the addition of Aeroplan, were more than offset by productivity gains. The reported efficiency ratio for the quarter worsened to 43.6%, while the adjusted efficiency ratio improved to 41.7%, compared with 43.4% and 42.6%, respectively, in the same period last year.

Business Outlook

During the third quarter, TD Canada Trust was recognized as an industry leader in customer service. We will continue to focus on our legendary customer service and convenience position across all channels and business lines. This will help drive volume growth and deepen customer relationships. We do not anticipate any major changes to the operating environment for the remainder of the year. We expect current levels of loan growth to largely hold while margins are expected to decline in the fourth quarter. Credit loss rates are expected to remain relatively stable. Insurance results will continue to depend upon, among other things, the frequency and severity of weather-related events, as well as a challenging environment due to regulatory reforms and legislative changes. We will continue to focus on increasing productivity, but expect an increase in quarterly expenses due to seasonality, timing of investment spend, and business growth.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 16

TABLE 12: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	July 31	April 30	July 31	July 31	April 30	July 31
	2014	2014	2013	2014	2014	2013
Net interest income	$1,500	$1,508	$1,375	$1,387	$1,365	$1,335
Non-interest income	545	576	655	504	521	635
Total revenue	2,045	2,084	2,030	1,891	1,886	1,970
Provision for credit losses – loans	118	175	218	110	157	213
Provision for (reversal of) credit losses – debt
securities classified as loans	2	2	(11)	2	2	(11)
Provision for (reversal of) credit losses – acquired
credit-impaired loans[2]	7	(5)	16	6	(4)	15
Provision for credit losses	127	172	223	118	155	217
Non-interest expenses	1,320	1,339	1,268	1,220	1,213	1,231
U.S. Retail Bank net income[3]	485	470	444	449	425	431
Equity in net income of an investment in associate,
net of income taxes	76	78	69	69	70	68
Net income	$561	$548	$513	$518	$495	$499

Selected volumes and ratios
Return on common equity	9.0%	9.1%	9.0%	9.0%	9.1%	9.0%
Margin on average earning assets (TEB)[4]	3.76	3.77	3.80	3.76	3.77	3.80
Efficiency ratio	64.5	64.3	62.5	64.5	64.3	62.5
Number of U.S. retail stores	1,306	1,297	1,312	1,306	1,297	1,312
Average number of full-time equivalent staff[5]	26,056	25,965	25,213	26,056	25,965	25,213

			For the nine months ended
	Canadian dollars			U.S. dollars
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Net interest income	$4,485	$3,745	$4,133	$3,689
Non-interest income	1,713	1,613	1,579	1,588
Total revenue	6,198	5,358	5,712	5,277
Provision for credit losses – loans	529	551	488	542
Provision for (reversal of) credit losses – debt
securities classified as loans	6	(5)	6	(5)
Provision for credit losses – acquired
credit-impaired loans[2]	2	50	2	50
Provision for credit losses	537	596	496	587
Non-interest expenses – reported	3,971	3,424	3,658	3,374
Non-interest expenses – adjusted	3,971	3,327	3,658	3,276
U.S. Retail Bank net income – reported[3]	1,379	1,135	1,272	1,117
Adjustments for items of note[6]
Litigation and litigation-related charge/reserve	–	70	–	71
U.S. Retail Bank net income – adjusted[3]	1,379	1,205	1,272	1,188
Equity in net income of an investment in associate,
net of income taxes	222	169	204	168
Net income – adjusted	1,601	1,374	1,476	1,356
Net income – reported	$1,601	$1,304	$1,476	$1,285

Selected volumes and ratios
Return on common equity – reported	8.7%	8.0%	8.7%	8.0%
Return on common equity – adjusted	8.7	8.4	8.7	8.4
Margin on average earning assets (TEB)[4]	3.78	3.58	3.78	3.58
Efficiency ratio – reported	64.1	63.9	64.1	63.9
Efficiency ratio – adjusted	64.1	62.1	64.1	62.1
Number of U.S. retail stores	1,306	1,312	1,306	1,312
Average number of full-time equivalent staff[5]	26,044	25,254	26,044	25,254
1	Revenue and expenses related to Target are reported on a gross basis on the Interim Consolidated Statements of Income. Non-interest expenses include expenses related to the business, and amounts due to Target Corporation under the credit card program agreement.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
3	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
4	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).
5	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.
6	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2014 vs. Q3 2013

U.S. Retail reported and adjusted net income for the quarter was $561 million (US$518 million), which included net income of $485 million (US$449 million) from the U.S. Retail Bank and $76 million (US$69 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 9%, unchanged from the third quarter last year.

U.S. Retail Bank earnings of US$449 million were up 4% compared with the third quarter last year. Higher earnings were primarily due to strong organic growth and lower provisions for credit losses, partially offset by lower gains on sales of securities. The contribution from TD Ameritrade of US$69 million was up 1% compared with the third quarter last year, primarily driven by increased asset-based revenue, partially offset by higher operating expenses.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 17

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,891 million, a decrease of US$79 million, or 4%, compared with the third quarter last year. Excluding the US$115 million decline in gains on sales of securities, revenue for the quarter increased US$35 million, or 2%, primarily due to increased volume growth and higher fee income. Net interest income benefited in both periods from higher accretion on acquired loans which partially offset margin compression. Average loan volumes increased US$8 billion, or 8%, compared with the third quarter last year, due to growth in business loans of 13% and growth in personal loans of 3%. Average deposit volumes increased US$10 billion, or 5%, compared with the third quarter last year driven by 6% growth in personal deposit volume, 7% growth in business deposit volume, and 3% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.76%, a 4 bps decrease compared with the third quarter last year primarily driven by lower loan margins due to heightened competition.

PCL for the quarter was US$118 million, a decrease of US$99 million, or 46%, compared with the third quarter last year primarily due to improved credit quality. Personal banking PCL was US$126 million, a decrease of US$78 million, or 38%, compared with the third quarter last year primarily due to lower provisions for auto loans and home equity products. Business banking PCL was a recovery of US$10 million, a decrease of US$34 million, or 142%, compared with the third quarter last year reflecting lower net charge-offs and continued improvements in credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.41%, a decrease of 47 bps, compared with the third quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.2 billion, a decrease of US$78 million, or 6%, compared with third quarter last year. Net impaired loans as a percentage of total loans were 1.1% as at July 31, 2014, relatively flat compared with July 31, 2013. Net impaired debt securities classified as loans were US$921 million, a decrease of US$112 million, or 11%, compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,220 million, a decrease of US$11 million, or 1%, primarily due to permanent expense reductions, partially offset by higher personnel related costs to support business growth.

The average FTE staffing levels increased by 843 compared with the third quarter last year. The reported and adjusted efficiency ratio for the quarter increased to 64.5%, compared with 62.5% in the third quarter last year.

Quarterly comparison – Q3 2014 vs. Q2 2014

U.S. Retail reported and adjusted net income for the quarter increased $13 million (US$23 million) compared with the prior quarter, which included an increase in net income of $15 million (US$24 million) from the U.S. Retail Bank and a decrease of $2 million (US$1 million) from TD’s investment in TD Ameritrade. The annualized return on common equity for the quarter was 9%, compared with 9.1% in the prior quarter.

U.S. Retail Bank earnings increased US$24 million, or 6%, compared with the prior quarter. Higher earnings were primarily due to lower provisions for credit losses and higher net interest income, partially offset by lower non-interest income and increased non-interest expenses. The contribution from TD Ameritrade remained relatively flat compared with the prior quarter.

Revenue for the quarter increased US$5 million compared with the prior quarter primarily due to strong volume growth and seasonal increase in deposit fees, partially offset by lower security gains. Net interest income increased US$22 million, or 2%, compared with the prior quarter primarily due to increased volumes and number of days in the quarter, partially offset by lower net interest margins. Net interest income benefited in both periods from higher accretion on acquired loans which partially offset margin compression. Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in business loans of 4% and growth in personal loans of 1%. Average deposit volumes remained relatively flat compared with the prior quarter. Margin on average earning assets was 3.76%, a 1 bps decrease compared with the prior quarter due primarily to lower loan origination margins.

PCL for the quarter decreased US$37 million, or 24%, compared with the prior quarter due primarily to improving credit quality in commercial, credit card and auto loans partially offset by higher provisions for home equity and small business loans. Personal banking PCL was US$126 million, a decrease of US$28 million, or 18%, from the prior quarter primarily due to lower provisions on credit cards and auto loans, partially offset by provisions on other retail products. Business banking PCL was a recovery of US$10 million, an improvement of US$9 million from the prior quarter primarily due to continued improvement in credit quality. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.41%, a decrease of 15 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, remained relatively flat compared with the prior quarter. Net impaired loans as a percentage of total loans were 1.1% as at July 31, 2014, relatively flat compared with April 30, 2014. Net impaired debt securities classified as loans decreased US$25 million, or 3%, compared with the prior quarter.

Non-interest expenses for the quarter increased US$7 million primarily due to higher personnel related costs mostly due to the increased number of days in the quarter.

The average FTE staffing levels increased by 91 compared with the prior quarter. The reported and adjusted efficiency ratio for the quarter increased to 64.5%, compared with 64.3% in the prior quarter.

Year-to-date comparison – Q3 2014 vs. Q3 2013

U.S. Retail reported net income for the nine months ended July 31, 2014 was $1,601 million (US$1,476 million), which included net income of $1,379 million (US$1,272 million) from the U.S. Retail Bank and $222 million (US$204 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The reported and adjusted annualized return on common equity for the nine months ended July 31, 2014 was 8.7%, compared with 8.0% on a reported basis and 8.4% on an adjusted basis for the same period last year.

U.S. Retail Bank earnings of US$1,272 million were up 7% on an adjusted basis compared with the same period last year. Higher earnings were primarily due to strong organic growth, favourable credit performance, and the full impact of Target and Epoch, partially offset by lower gains on sales of securities. The contribution from TD Ameritrade of US$204 million was up 21% compared with the same period last year, primarily driven by increased transaction-based and asset-based revenue, partially offset by higher operating expenses.

Revenue was US$5,712 million, an increase of US$435 million, or 8%, compared with the same period last year primarily due to increased loan and deposit volumes and the full impact of Target and Epoch, partially offset by lower gains on sales of securities. Excluding Target, average loan volumes increased US$8 billion, or 9%, compared with the same period last year, with a 7% increase in personal loans and an 11% increase in business loans. Average deposit volumes increased US$14 billion, or 7%, compared with the same period last year driven by 7% growth in personal deposits, 9% growth in business deposits, and 7% growth in TD Ameritrade deposits. Margin on average earning assets was 3.78%, a 20 bps increase compared with the same period last year primarily due to the inclusion of Target, partially offset by lower net interest margins due to heighted competition and unfavourable asset mix.

PCL was US$496 million, a decrease of US$91 million, or 16%, compared with the same period last year primarily due to broad-based improvements in credit quality. Personal banking PCL was US$513 million, an increase of US$51 million, or 11%, compared with the same period last year primarily due to provisions for Target and increased provisions on other retail products. Business banking PCL was a recovery of US$25 million, a decrease of US$155 million, or 119%, compared with the same period last year reflecting continued improvements in credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.79%, comparable to the same period last year.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 18

Non-interest expenses were US$3,658 million, an increase of US$284 million, or 8%, on a reported basis and an increase of US$382 million, or 12%, on an adjusted basis, compared with the same period last year primarily due to a full year impact of the Target and Epoch acquisitions. Excluding acquisitions, non-interest expenses increased 2% due to investments to support business growth offset primarily by productivity improvements.

The average FTE staffing levels increased by 790 compared with the same period last year. The reported and adjusted efficiency ratio increased to 64.1%, compared with 63.9% on a reported basis and 62.1% on an adjusted basis for the same period last year.

Business Outlook

Our expectation for modest earnings growth for the 2014 fiscal year remains consistent. For the remainder of the year, we expect continued modest economic growth and low short term interest rates. We expect competition for loans and deposits to remain intense, credit will remain benign and the regulatory environment will be challenging as the complexity of the regulatory framework continues to evolve and obligations imposed on banks to adapt and comply increase. Consistent with industry trends, net interest margin is expected to decline as core margin pressure continues and accretion benefits on acquired loans decline. Provision for credit losses is expected to begin to normalize as the high rate of recoveries we experienced this year is expected to slow and the loan portfolio continues to grow. We will continue to invest in growth and regulatory compliance but mitigating the rate of growth in expenses through productivity will remain a focus.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 8 to the Bank’s Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 19

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net interest income (TEB)	$589	$533	$505	$1,673	$1,473
Non-interest income	91	145	59	403	334
Total revenue	680	678	564	2,076	1,807
Provision for (recovery of) credit losses	5	7	23	12	21
Non-interest expenses	392	405	351	1,208	1,119
Net income	$216	$207	$148	$653	$528

Selected volumes and ratios
Trading-related revenue	$325	$365	$285	$1,098	$930
Common Equity Tier 1 Capital risk-weighted assets [1,2]	57	56	46	57	46
(billions of dollars)
Return on common equity	18.4%	18.2%	14.3%	19.0%	16.8%
Efficiency ratio	57.6	59.7	62.2	58.2	61.9
Average number of full-time equivalent staff[3]	3,726	3,618	3,592	3,630	3,537
1	Prior to the first quarter of 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77% respectively.
3	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q3 2014 vs. Q3 2013

Wholesale Banking net income for the quarter was $216 million, an increase of $68 million, or 46%, compared with the third quarter last year. The increase in earnings was primarily due to higher revenue and lower PCL, partially offset by higher non-interest expenses. The annualized return on common equity for the quarter was 18.4%, compared with 14.3% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $680 million, an increase of $116 million, or 21%, compared with the third quarter last year primarily due to broad-based performance across core businesses. The increase in revenue included higher trading-related revenue, equity and debt underwriting volumes, and M&A fees that benefited from improved client activity and robust capital markets in the quarter.

PCL for the quarter was $5 million, a decrease of $18 million compared with the third quarter last year, and consisted primarily of the accrual cost of credit protection. PCL in the prior year consisted primarily of a specific credit provision in the corporate lending and investment portfolio.

Non-interest expenses for the quarter were $392 million, an increase of $41 million, or 12%, compared with the third quarter last year mainly due to higher variable compensation commensurate with revenue, partially offset by lower operating expenses.

CET1 risk-weighted assets were $57 billion as at July 31, 2014, an increase of $11 billion, or 24%, compared with July 31, 2013. The increase was primarily due to the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

Quarterly comparison – Q3 2014 vs. Q2 2014

Wholesale Banking net income for the quarter increased $9 million, or 4%, compared with the prior quarter. The increase was largely due to lower non-interest expenses. The annualized return on common equity for the quarter was 18.4%, compared with 18.2% in the prior quarter.

Revenue for the quarter was relatively flat compared with the prior quarter. Higher equity and debt underwriting fees on robust capital markets activity were largely offset by lower interest rate and credit trading-related revenue.

PCL for the quarter decreased $2 million compared with the prior quarter and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter decreased $13 million, as the prior quarter included expenses related to the settlement of a commercial dispute.

CET1 risk-weighted assets were $57 billion as at July 31, 2014, an increase of $1 billion compared with April 30, 2014.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Wholesale Banking net income for the nine months ended July 31, 2014, was $653 million, an increase of $125 million, or 24%, compared with the same period last year. The increase in earnings was primarily due to higher trading-related revenue and underwriting and M&A fees. The annualized return on common equity was 19.0%, compared with 16.8% in the same period last year.

Revenue was $2,076 million, an increase of $269 million, or 15%, compared with the same period last year. The increase in revenue was primarily related to higher fixed income and equity trading from improved capital markets activity and strong underwriting and M&A fees.

PCL was $12 million, a decrease of $9 million compared with the same period last year, and consisted primarily of the accrual cost of credit protection. PCL in the prior year consisted primarily of the accrual cost of credit protection and a specific credit provision in the corporate lending and investment portfolio.

Non-interest expenses were $1,208 million, an increase of $89 million, or 8%, compared with the same period last year. The increase was primarily due to higher variable compensation commensurate with revenue and the impact of foreign exchange translation.

Business Outlook

We are encouraged by the improvement in capital markets and the economy, but a combination of geopolitical risks, impact of regulatory reforms, and a sustained low interest rate environment will continue to affect our business. Our diversified, integrated business model will continue to deliver solid results and grow our franchise. We continue to stay focused on growing and deepening our client relationships, being a valued counterparty, managing our risks, and managing productivity for the remainder of 2014.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 20

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net income (loss) – reported	$(70)	$(93)	$(48)	$(47)	$(140)
Adjustments for items of note[1]
Amortization of intangibles	60	63	59	184	173
Impact of Alberta flood on the loan portfolio	(19)	–	48	(19)	48
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(24)	–	(70)	(43)	(72)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	(196)	–
Total adjustments for items of note	17	63	37	(74)	149
Net income (loss) – adjusted	$(53)	$(30)	$(11)	$(121)	$9

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(170)	$(159)	$(120)	$(494)	$(374)
Other	90	103	83	293	305
Non-controlling interests	27	26	26	80	78
Net income (loss) – adjusted	$(53)	$(30)	$(11)	$(121)	$9
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2014 vs. Q3 2013

Corporate segment’s reported net loss for the quarter was $70 million, compared with a reported net loss of $48 million in the third quarter last year. Adjusted net loss was $53 million, compared with an adjusted net loss of $11 million in the third quarter last year. Adjusted net loss increased primarily due to higher net corporate expenses, as a result of ongoing investment in enterprise projects and initiatives. Other items were slightly favourable as positive tax items were largely offset by lower income from treasury and other hedging activities and a decline in releases for incurred but not identified credit losses related to the Canadian loan portfolio.

Quarterly comparison – Q3 2014 vs. Q2 2014

Corporate segment’s reported net loss for the quarter was $70 million, compared with a reported net loss of $93 million in the prior quarter. Adjusted net loss was $53 million, compared with an adjusted net loss of $30 million in the prior quarter. The increase in adjusted net loss was due to higher net corporate expenses and lower contribution from Other items. The unfavourable impact of Other items was due to the gain on sale of TD Ameritrade shares recognized in the second quarter ($46 million after tax) and lower income from treasury and balance sheet management activities, partially offset by positive tax items.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Corporate segment’s reported net loss for the nine months ended July 31, 2014, was $47 million, compared with a reported net loss of $140 million in the same period last year. Adjusted net loss for the nine months ended July 31, 2014, was $121 million, compared with adjusted net income of $9 million in the same period last year. The decline in adjusted net income was due to higher net corporate expenses and lower contributions from Other items. Net corporate expenses increased as a result of higher enterprise projects and initiatives. The unfavourable impact of Other items was due to lower gains from treasury and other hedging activities and a decline in releases for incurred but not identified credit losses related to the Canadian loan portfolio, largely offset by the gains on sales of TD Ameritrade shares this year ($85 million after tax) and positive tax items.

Business Outlook

We expect Corporate segment losses to increase in the fourth quarter of this year as compared to the current quarter due to higher expenses and a reduced level of favourable tax items.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 21

BALANCE SHEET REVIEW

Year-to-date comparison – Q3 2014 vs. Q4 2013

Total assets were $922 billion as at July 31, 2014, an increase of $60 billion, or 7%, from October 31, 2013. The impact of foreign currency translation added $11 billion, or 1%, to growth in total assets. The increase was primarily due to an $8 billion increase in interest-bearing deposits with banks, a $20 billion increase in securities purchased under reverse repurchase agreements, and a $21 billion increase in loans (net of allowance for loan losses). Total securities increased $4 billion primarily due to net purchases of securities.

Interest-bearing deposits with banks increased $8 billion primarily in Wholesale Banking driven by higher U.S. Federal Reserve deposits.

Securities purchased under reverse repurchase agreements increased $20 billion primarily due to an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased $21 billion primarily driven by increases in the Canadian Retail and U.S. Retail segments. Canadian Retail loans increased primarily due to growth in residential, business and government, and credit card loans. The increase in U.S. Retail was primarily due to growth in business and government loans and the impact of foreign currency translation.

Total liabilities were $867 billion as at July 31, 2014, an increase of $56 billion, or 7%, from October 31, 2013. The impact of foreign currency translation added $11 billion, or 1%, to growth in total liabilities. The increase was primarily due to a $10 billion increase in trading deposits, a $32 billion increase in deposits, and a $17 billion increase in obligations related to securities sold under repurchase agreements.

Trading deposits increased $10 billion primarily due to higher issuances of certificates of deposits in Wholesale Banking.

Deposits increased $32 billion primarily due to an increase in personal non-term and business and government deposits in the Canadian Retail and U.S. Retail segments and the impact of foreign currency translation, partially offset by a decrease in personal term deposits in the Canadian Retail segment.

Obligations related to securities sold under repurchase agreements increased $17 billion largely due to an increase in trade volumes in Wholesale Banking.

Equity was $55 billion as at July 31, 2014, an increase of $3 billion, or 7%, from October 31, 2013. The increase was primarily due to higher retained earnings and an increase in accumulated other comprehensive income driven by higher cumulative translation adjustment gains as a result of foreign currency translation, partially offset by redemption of preferred shares.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 22

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2014 vs. Q3 2013

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans were $2,636 million, as at July 31, 2014, relatively flat compared with the third quarter last year. U.S. Retail gross impaired loans increased $83 million, or 6%, compared with the third quarter last year, primarily due to the impact of foreign exchange. Canadian Retail gross impaired loans decreased $49 million, or 4%, compared with the third quarter last year, primarily due to improved credit quality in the Real Estate Secured Lending portfolio. Net impaired loans were $2,139 million as at July 31, 2014, a decrease of $25 million, or 1%, compared with the third quarter last year.

The allowance for credit losses of $3,267 million as at July 31, 2014, was composed of a counterparty-specific allowance of $352 million, a collectively assessed allowance for individually insignificant impaired loans of $442 million, and an allowance for incurred but not identified credit losses of $2,473 million.

The counterparty-specific allowance decreased $23 million, or 6%, compared with the third quarter last year. The collectively assessed allowance for individually insignificant impaired loans increased $51 million, or 13%, compared with the third quarter last year. The allowance for incurred but not identified credit losses increased $173 million, or 8%, compared with the third quarter last year, due to the acquisitions of Target and Aeroplan.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the third quarter of 2014, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the increase for the quarter.

Quarterly comparison – Q3 2014 vs. Q2 2014

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans decreased by $110 million, or 4%, compared with the prior quarter. Impaired loans net of allowance decreased $66 million, or 3%, compared with the prior quarter.

The counterparty-specific allowance decreased $24 million, or 6%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans was relatively flat compared with the prior quarter as was the allowance for incurred but not identified credit losses.

TABLE 15: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Personal, Business and Government Loans[1,2]
Impaired loans at beginning of period	$2,746	$2,861	$2,531	$2,692	$2,518
Classified as impaired during the period	1,092	1,125	1,167	3,450	3,336
Transferred to not impaired during the period	(373)	(367)	(354)	(1,048)	(1,078)
Net repayments	(291)	(288)	(285)	(881)	(783)
Disposals of loans	–	–	(2)	(7)	(5)
Amounts written off	(531)	(559)	(454)	(1,639)	(1,395)
Recoveries of loans and advances previously written off	–	–	–	–	–
Exchange and other movements	(7)	(26)	25	69	35
Impaired loans at end of period	$2,636	$2,746	$2,628	$2,636	$2,628
1	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

TABLE 16: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	July 31	April 30	July 31
	2014	2014	2013
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$352	$376	$375
Individually insignificant	442	450	391
Incurred but not identified credit losses	2,211	2,223	2,097
Total allowance for credit losses for on-balance sheet loans	3,005	3,049	2,863
Allowance for credit losses for off-balance sheet loans
Incurred but not identified credit losses	262	263	203
Total allowance for credit losses for off-balance sheet loans	262	263	203
Total	$3,267	$3,312	$3,066
Impaired loans, net of allowance[1,2]	$2,139	$2,205	$2,164
Net impaired loans as a percentage of net loans[1,2]	0.45%	0.48%	0.50%
Provision for credit losses as a percentage of net average loans and acceptances	0.29	0.35	0.43
1	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 23

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs ranging from home purchases to refinancing. Credit policies and strategies are aligned with the Bank’s risk appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. Credit policies in Canada ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or other approved private mortgage insurers.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments including dwelling type and geographical regions are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 17: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)											As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								July 31, 2014
Canada
Atlantic provinces	$4,069	2.4%	$1,282	0.8%	$667	1.1%	$773	1.3%	$4,736	2.1%	$2,055	0.9%
British Columbia[4]	20,663	12.1	10,904	6.4	3,860	6.4	7,376	12.3	24,523	10.6	18,280	7.9
Ontario[4]	56,723	33.1	24,739	14.5	12,616	21.0	18,215	30.4	69,339	30.1	42,954	18.6
Prairies[4]	27,084	15.9	8,217	4.8	5,455	9.1	6,574	11.0	32,539	14.1	14,791	6.4
Quebec	12,252	7.2	4,813	2.8	2,080	3.5	2,341	3.9	14,332	6.2	7,154	3.1
Total Canada	$120,791	70.7%	$49,955	29.3%	$24,678	41.1%	$35,279	58.9%	$145,469	63.1%	$85,234	36.9%
United States	696		22,152		8		11,401		704		33,553
Total	$121,487		$72,107		$24,686		$46,680		$146,173		$118,787

								October 31, 2013
Canada
Atlantic provinces	$4,077	2.5%	$1,076	0.7%	$698	1.1%	$774	1.3%	$4,775	2.1%	$1,850	0.8%
British Columbia[4]	21,166	12.9	9,896	6.0	4,209	6.8	7,454	12.1	25,375	11.2	17,350	7.7
Ontario[4]	57,942	35.3	20,940	12.7	13,697	22.2	17,635	28.7	71,639	31.7	38,575	17.1
Prairies[4]	26,645	16.2	6,628	4.0	5,821	9.5	6,768	11.0	32,466	14.4	13,396	5.9
Quebec	12,066	7.3	3,953	2.4	2,300	3.7	2,225	3.6	14,366	6.4	6,178	2.7
Total Canada	$121,896	74.2%	$42,493	25.8%	$26,725	43.3%	$34,856	56.7%	$148,621	65.8%	$77,349	34.2%
United States	603		20,828		9		10,757		612		31,585
Total	$122,499		$63,321		$26,734		$45,613		$149,233		$108,934
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 18: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						July 31, 2014
Canada	11.4%	4.4%	7.9%	11.7%	26.9%	27.0%	10.7%	–%	100%
United States	2.5	1.7	19.4	2.7	9.9	63.0	0.7	0.1	100
Total	10.3%	4.1%	9.2%	10.6%	24.9%	31.3%	9.5%	0.1%	100%

						October 31, 2013
Canada	10.8%	4.3%	8.2%	11.7%	24.6%	26.0%	14.3%	0.1%	100%
United States	2.6	1.3	21.6	2.0	8.3	63.1	1.1	–	100
Total	9.9%	4.0%	9.8%	10.6%	22.6%	30.2%	12.8%	0.1%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 24

TABLE 19: UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND NEWLY ACQUIRED[1,2,3]
	For the three months ended
	Residential	Home equity
	mortgages	lines of credit[4]	Total
		July 31, 2014
Canada
Atlantic provinces	73%	62%	71%
British Columbia[5]	68	59	66
Ontario[5]	69	61	67
Prairies[5]	72	64	70
Quebec	71	64	70
Total Canada	70	61	68
United States	70	66	68
Total	70%	63%	68%

		October 31, 2013
Canada
Atlantic provinces	73%	62%	71%
British Columbia[5]	67	59	65
Ontario[5]	68	61	67
Prairies[5]	71	62	69
Quebec	71	62	70
Total Canada	69	61	67
United States	69	66	68
Total	69%	62%	67%
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at July 31, 2014, the Bank had approximately $2.4 billion (October 31, 2013 – $2.4 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the total PCL of the quarter divided by the average month-end loan balance, was approximately 3.20% on an annual basis (October 31, 2013 – 4.87%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 25

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 20: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)													As at
	Loans and Commitments[1]				Derivatives, Repos and Securities Lending[2]				Trading and Investment Portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											July 31, 2014
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	205	3	208	–	–	3	3	13	7	8	28	239
Ireland	–	–	–	–	16	–	285	301	–	–	–	–	301
Portugal	–	–	–	–	–	–	2	2	–	–	–	–	2
Spain	67	6	69	142	–	–	23	23	9	1	–	10	175
Total GIIPS	67	211	72	350	16	–	313	329	22	8	8	38	717
Rest of Europe
France	449	41	81	571	58	245	902	1,205	220	1,875	49	2,144	3,920
Germany	939	505	65	1,509	275	1,853	553	2,681	180	5,822	119	6,121	10,311
Netherlands	438	134	462	1,034	263	233	345	841	58	2,874	854	3,786	5,661
Sweden	–	70	62	132	–	32	48	80	9	576	533	1,118	1,330
Switzerland	771	–	113	884	15	–	447	462	42	–	124	166	1,512
United Kingdom	1,344	1,822	151	3,317	518	223	3,284	4,025	164	169	4,711	5,044	12,386
Other[6]	109	165	61	335	135	88	441	664	15	1,805	94	1,914	2,913
Rest of Europe	4,050	2,737	995	7,782	1,264	2,674	6,020	9,958	688	13,121	6,484	20,293	38,033
Total Europe	$4,117	$2,948	$1,067	$8,132	$1,280	$2,674	$6,333	$10,287	$710	$13,129	$6,492	$20,331	$38,750

Country											October 31, 2013
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	121	2	123	–	–	3	3	11	1	12	24	150
Ireland	–	–	–	–	–	–	12	12	–	–	1	1	13
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	116	–	47	163	5	–	13	18	8	–	213	221	402
Total GIIPS	116	121	49	286	5	–	31	36	19	1	226	246	568
Rest of Europe
France	435	–	49	484	60	137	1,141	1,338	82	1,878	152	2,112	3,934
Germany	923	327	50	1,300	250	1,931	722	2,903	188	4,895	65	5,148	9,351
Netherlands	417	158	404	979	291	148	257	696	56	5,041	846	5,943	7,618
Sweden	–	44	80	124	–	23	22	45	3	707	474	1,184	1,353
Switzerland	787	–	86	873	–	–	707	707	27	–	237	264	1,844
United Kingdom	1,240	7,590	238	9,068	453	107	2,784	3,344	144	490	4,748	5,382	17,794
Other[6]	110	155	40	305	94	150	322	566	79	1,579	151	1,809	2,680
Rest of Europe	3,912	8,274	947	13,133	1,148	2,496	5,955	9,599	579	14,590	6,673	21,842	44,574
Total Europe	$4,028	$8,395	$996	$13,419	$1,153	$2,496	$5,986	$9,635	$598	$14,591	$6,899	$22,088	$45,142
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at

     July 31, 2014, or October 31, 2013.

2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $3.9 billion for GIIPS (October 31, 2013 – $1.4 billion) and $36.5 billion for the rest of Europe (October 31, 2013 – $28.2 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.4 billion (October 31, 2013 – $2.3 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at July 31, 2014, and October 31, 2013.
5	The reported exposures do not include $0.3 billion of protection the Bank purchased through credit default swaps (October 31, 2013 – $0.3 billion).
6	Other European exposure is distributed across 13 countries (October 31, 2013 – 13 countries), each of which has a net exposure below $1 billion as at July 31, 2014, and October 31, 2013.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 26

TABLE 21: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)			As at
	Loans and Commitments
	Direct[1]	Indirect[2]	Total
Country	July 31, 2014
GIIPS
Greece	$–	$–	$–
Italy	206	2	208
Ireland	–	–	–
Portugal	–	–	–
Spain	48	94	142
Total GIIPS	254	96	350
Rest of Europe
France	98	473	571
Germany	587	922	1,509
Netherlands	440	594	1,034
Sweden	128	4	132
Switzerland	280	604	884
United Kingdom	1,913	1,404	3,317
Other [3]	192	143	335
Rest of Europe	3,638	4,144	7,782
Total Europe	$3,892	$4,240	$8,132

Country		October 31, 2013
GIIPS
Greece	$–	$–	$–
Italy	122	1	123
Ireland	–	–	–
Portugal	–	–	–
Spain	63	100	163
Total GIIPS	185	101	286
Rest of Europe
France	23	461	484
Germany	405	895	1,300
Netherlands	395	584	979
Sweden	120	4	124
Switzerland	270	603	873
United Kingdom	7,703	1,365	9,068
Other [3]	189	116	305
Rest of Europe	9,105	4,028	13,133
Total Europe	$9,290	$4,129	$13,419
1	Includes interest-bearing deposits with banks, funded loans and banker’s acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 13 countries (October 31, 2013 – 13 countries), each of which has a net exposure including Loans and Commitments, Derivatives, Repos and Securities Lending, and Trading and Investment Portfolio below $1 billion as at July 31, 2014, and October 31, 2013.

Of the Bank’s European exposure, approximately 97% (October 31, 2013 – 98%) is to counterparties in countries rated AAA/AA+ by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $5.7 billion (October 31, 2013 – $4.9 billion) of direct exposure to supranational entities with European sponsorship, and indirect exposure including $2.2 billion (October 31, 2013 – $791 million) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $12 million (October 31, 2013 – $7 million) invested in European diversified investment funds.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

Acquired credit-impaired (ACI) loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC-covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada, Target and Aeroplan. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at July 31, 2014, and October 31, 2013.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 27

TABLE 22: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					July 31, 2014
FDIC-assisted acquisitions	$723	$682	$2	$50	$630	87.1%
South Financial	1,186	1,128	10	40	1,078	90.9
Other[2]	45	19	–	–	19	42.2
Total ACI loan portfolio	$1,954	$1,829	$12	$90	$1,727	88.4%

					October 31, 2013
FDIC-assisted acquisitions	$836	$787	$5	$55	$727	87.0%
South Financial	1,700	1,619	19	38	1,562	91.9
Other[2]	105	79	–	–	79	75.2
Total ACI loan portfolio	$2,641	$2,485	$24	$93	$2,368	89.7%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada, Target, and Aeroplan.

During the three and nine months ended July 31, 2014, the Bank recorded $7 million and $2 million, respectively, of provision for credit losses on ACI loans (July 31, 2013 – $16 million and $50 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars, except as noted)				As at
	July 31, 2014		October 31, 2013
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$1,655	84.7%	$2,239	84.8%
30-89 days past due	59	3.0	78	2.9
90 or more days past due	240	12.3	324	12.3
Total ACI loans	1,954	100.0	2,641	100.0
Geographic region
Florida	1,146	58.6	1,505	57.0
South Carolina	599	30.7	772	29.2
North Carolina	152	7.8	241	9.1
Other U.S./Canada	57	2.9	123	4.7
Total ACI loans	$1,954	100.0%	$2,641	100.0%

1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, including the Bank’s debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at July 31, 2014 was US$85 million (October 31, 2013 – US$94 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at July 31, 2014, and October 31, 2013. As at July 31, 2014, the balance of the remaining acquisition-related incurred loss was US$195 million (October 31, 2013 – US$226 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 28

TABLE 24: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				July 31, 2014
Non-Agency CMOs	$1,830	$1,590	$264	$1,326	72.5%

				October 31, 2013
Non-Agency CMOs	$2,075	$1,770	$260	$1,510	72.8%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 13% of the non-agency CMO portfolio is rated AAA for regulatory capital reporting as at July 31, 2014 (October 31, 2013 – 13%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 25: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					July 31, 2014
2003	$63	$70	$70	$75	$133	$145
2004	83	93	25	28	108	121
2005	316	381	25	28	341	409
2006	239	269	117	132	356	401
2007	327	390	146	162	473	552
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,028	$1,203	$383	$425	$1,411	$1,628
Less: allowance for incurred but not identified credit losses					85
Total					$1,326

					October 31, 2013
2003	$81	$90	$85	$93	$166	$183
2004	96	107	30	33	126	140
2005	358	415	30	33	388	448
2006	255	285	134	150	389	435
2007	364	416	171	184	535	600
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,154	$1,313	$450	$493	$1,604	$1,806
Less: allowance for incurred but not identified credit losses					94
Total					$1,510

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 29

CAPITAL POSITION

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, additional Tier 1 and Tier 2 Capital. The sum of the first two components is defined as Tier 1 Capital. CET1 Capital is mainly comprised of common shares, retained earnings and accumulated other comprehensive income, is the highest quality capital and the predominant form of Tier 1 Capital. CET1 Capital also includes regulatory adjustments and deductions for items such as goodwill, intangible assets, and amounts by which capital items (that is, significant investments in CET1 Capital of financial institutions, mortgage servicing rights and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 Capital is mainly comprised of subordinated debt, certain loan loss allowances and minority interests in subsidiaries’ Tier 2 instruments. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total Capital by their respective RWAs1.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) Guideline details how the Basel III rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is phased in over a five year period, given the delays in the implementation of Basel III standards in the U.S. and European Union countries. The bilateral over-the-counter (OTC) derivative market is a global market and given the significant impact of the CVA capital charge, OSFI believed a coordinated start with the two most significant jurisdictions in the global derivatives market was warranted. The CVA capital charge phase-in is based on a scalar approach whereby a CVA capital charge of 57% applies in 2014 for the CET1 calculation. This percentage will increase to 64% for 2015 and 2016, 72% in 2017, 80% in 2018, and 100% in 2019. A similar set of scalar phase-in percentages would also apply for the Tier 1 and Total Capital ratio calculations.

The CAR Guideline contains two methodologies for capital ratio calculation: (i) the “transitional” method; and (ii) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, are being phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1 and Total Capital ratios, based on the “all-in” method, are 4.5%, 6.0% and 8.0%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1 minimum requirement to 7.0%. Including the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 Capital ratio of 8.5% and a Total Capital ratio of 10.5%.

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0-2.5% could be imposed. No CCB is currently in effect.

In November 2011, the BCBS published the final rules on global systemically important banks (G-SIBs). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated six of the major Canadian banks as D-SIBs, for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8% commencing January 1, 2016. In July 2013, the BCBS issued an update to the final rules on G-SIBs. The update provided clarity on the public disclosure requirements of the 12 indicators used in the assessment methodology. As per OSFI’s draft Advisory issued February 2014, the six Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the 12 indicators used in the G-SIB indicator-based assessment framework for 2014 year-end data by no later than the date of the bank’s first quarter 2015 public disclosure of shareholder financial data. Public disclosure of data for year-ends subsequent to 2014 is required no later than the date of the bank’s annual disclosure of shareholder financial data.

OSFI's Regulatory Target Ratios under Basel III on an "All-In" Basis
Basel III Capital Ratios	BCBS minimum	Capital Conservation buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective Date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge	Effective Date
Common Equity Tier 1 Capital ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%	January 1, 2016
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%	January 1, 2016
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%	January 1, 2016

OSFI continues to require Canadian banks to meet the assets-to-capital multiple (ACM) requirement until December 31, 2014, when it will be replaced by the Basel III leverage ratio. The ACM is calculated on a Basel III “transitional basis”, by dividing total assets, including specified off-balance sheet items, by Total Capital.

Future Regulatory Capital Developments

In December 2013, BCBS published a second consultative document proposing a revised securitization framework. The proposal aims to enhance current methodologies of calculating securitization RWA by making them more risk sensitive and limiting overreliance on rating agencies. While the second consultative document yields capital requirements that are lower than those produced in the first consultative document, it would still generally increase the current risk weights of securitization exposures.

In January 2014, the BCBS issued an update to the exposure measure calculation and disclosure requirements of the Basel III leverage ratio framework. The leverage ratio was initially announced in the Basel III framework in December 2010, and similar to the ACM, is intended to serve as a supplementary measure to risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector. The January 2014 update made changes to the exposure measure calculation which are expected to result in a favourable impact to the Bank’s Basel III leverage ratio. In July 2014, OSFI released the draft Leverage Requirements Guideine, in which it introduced a proposal whereby it would communicate to banks, on a bilateral basis, an authorized leverage ratio of at least 3.0%. While the Basel III leverage ratio has been reported to OSFI on a bilateral basis since 2013, public disclosure of the ratio will commence on January 1, 2015. TD expects to meet OSFI’s authorized leverage ratio requirement and the public disclosures when OSFI replaces the ACM with the Basel III leverage ratio on January 1, 2015. Any final adjustments to the definition and calibration of the Basel III leverage ratio will be made by 2017, with a view to migrating to an international Basel Pillar 1 treatment on January 1, 2018, based on appropriate review and calibration.

1	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77% respectively.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 30

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs. Refer to the section on "Regulatory Developments Concerning Liquidity and Funding" in this document for more details.

As part of adopting final Basel III rules in the U.S., effective January 1, 2014, the Bank’s U.S. holding company and major U.S. retail bank subsidiaries commenced reporting available regulatory capital on a U.S. Basel III basis. RWA will continue to be reported according to the U.S. general risk-based capital rules (namely Basel I), until January 1, 2015, when the Bank’s U.S. holding company and major U.S. retail bank subsidiaries will report both available regulatory capital and RWA on a U.S. Basel III basis.

In February 2014, the U.S. Federal Reserve Board released final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies (BHCs). As a result of these rules, TD will be required to consolidate 90% of its U.S. legal entity ownership interests under a single top-tier U.S. Intermediate Holding Company (IHC) by July 1, 2016, and consolidate 100% of its U.S. legal entity ownership interest by July 1, 2017. The IHC will be subject to the same extensive capital, liquidity and risk management requirements as large BHCs.

TABLE 26: REGULATORY CAPITAL POSITION[1]
(millions of Canadian dollars, except as noted)			As at
	July 31	October 31	July 31
	2014	2013	2013
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[2]	$265,541	$239,552	$237,928
Market risk	13,713	11,734	11,134
Operational risk	37,462	35,069	34,459
Total	$316,716	$286,355	$283,521
Common Equity Tier 1 Capital	$29,591	$25,822	$25,353
Common Equity Tier 1 Capital ratio[2]	9.3%	9.0%	8.9%
Tier 1 Capital	$35,033	$31,546	$31,077
Tier 1 Capital ratio[2,3]	11.0%	11.0%	11.0%
Total Capital[4]	$43,262	$40,690	$40,224
Total Capital ratio[2,5]	13.6%	14.2%	14.2%
Assets-to-capital multiple[6]	19.1	18.2	17.7
1	Prior to the first quarter of 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	The final CAR Guideline postponed the CVA capital charge until January 1, 2014. For the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77% respectively.
3	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
4	Total Capital includes CET1, Tier 1 and Tier 2 Capital.
5	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
6	The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total Capital.

As at July 31, 2014, the Bank’s CET1, Tier 1 and Total Capital ratios were 9.3%, 11.0% and 13.6%, respectively. Compared with the Bank’s CET1 ratio of 9.0% as at October 31, 2013, the July 31, 2014, CET1 ratio increased primarily as a result of strong organic growth. The CVA capital charge represents approximately 30 bps, of which 57% (or 17 bps) was included in the 2014 CET1 ratio, per OSFI’s determined scalar phase-in.

OSFI also provides transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010, from the calculation of the ACM. As at July 31, 2014, the ACM was 19.1 times compared to 18.2 times as at October 31, 2013. The increase in balance sheet assets in the quarter ended July 31, 2014, contributed to the higher ACM assets.

Normal Course Issuer Bid

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) approved the Bank’s normal course issuer bid to repurchase, for cancellation, up to 24 million of the Bank’s common shares. Purchases under the bid commenced on June 21, 2013, and expired in accordance with its terms in June 2014. For the three and nine months ended July 31, 2014, the Bank repurchased 4 million common shares under this bid at an average price of $54.15 for a total amount of $220 million. As of October 31, 2013, the Bank had repurchased 18 million common shares under this bid at an average price of $43.25 for a total amount of $780 million.

Preferred Share Issues

Issue of 5-Year Rate Reset Preferred Shares, Series 1

On June 4, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 1 (the "Series 1 shares") for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.90% for the initial period from and including June 4, 2014, to but excluding October 31, 2019. Thereafter, the dividend rate will reset every five years at a level of 2.24% over the then five-year Government of Canada bond yield. Holders of the Series 1 shares will have the right to convert their Series 1 shares into non-cumulative Floating Rate Preferred Shares, Series 2 (the "Series 2 shares"), subject to certain conditions, on October 31, 2019, and on October 31 every five years thereafter. Holders of the Series 2 shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then three-month Government of Canada Treasury Bill yield plus 2.24%. The Series 1 shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2019, and on October 31 every five years thereafter. To qualify as additional Tier 1 Capital under Basel III, the Series 1 shares and Series 2 shares include a non-viability contingent capital provision, under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from the government. If such a conversion were to occur, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated May 28, 2014 and assuming there are no declared and unpaid dividends on the Series 1 shares or Series 2 shares, as applicable, would be 100 million.

Issue of 5-Year Rate Reset Preferred Shares, Series 3

On July 31, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 3 (the "Series 3 shares") for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.80% for the initial period from and including July 31, 2014, to but excluding July 31, 2019. Thereafter, the dividend rate will reset every five years at a level of 2.27% over the then five-year Government of Canada bond yield. Holders of the Series 3 shares will have the right to convert their Series 3 shares into non-cumulative Floating Rate Preferred Shares, Series 4 (the "Series 4 shares"), subject to certain conditions, on July 31, 2019, and on July 31 every five years thereafter. Holders of the Series 4 shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then three-month Government of Canada Treasury Bill yield plus 2.27%. The Series 3 shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2019, and on July 31 every five years thereafter.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 31

To qualify as additional Tier 1 Capital under Basel III, the Series 3 shares and Series 4 shares include a non-viability contingent capital provision, under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from the government. If such a conversion were to occur, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated July 24, 2014 and assuming there are no declared and unpaid dividends on the Series 3 shares or Series 4 shares, as applicable, would be 100 million.

TABLE 27: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for non-counterparty credit risk and counterparty credit risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)			For the three months ended
	July 31, 2014		April 30, 2014
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at	$246.1	$17.6	$246.7	$17.3
beginning of period
Book size	5.8	(1.2)	3.4	0.4
Book quality	(0.9)	–	(0.2)	–
Model updates	(0.6)	–	(1.7)	–
Methodology and policy	–	–	–	–
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	(0.7)	–	(2.3)	(0.1)
Other	(0.6)	–	0.2	–
Total RWA movement	3.0	(1.2)	(0.6)	0.3
Common Equity Tier 1 Capital RWA, balance at
end of period	$249.1	$16.4	$246.1	$17.6

Counterparty credit risk includes OTC derivatives, repo-style transactions, trades cleared through central counterparties and CVA RWA (phased in at 57%). Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities and other assets (including prepaid expenses, deferred and current income taxes, land, building, equipment and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the third quarter of 2014, is mainly due to growth in commercial loans in the U.S. Retail segment and across various portfolios in the Canadian Retail segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any change to address model malfunctions.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations. Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate on the U.S. portfolios in the U.S. Retail segment.

The Other category consists of items not described in the above categories including changes in exposures not included under advanced or standardized methodologies such as prepaid expenses, current and deferred income taxes, land, building, equipment and other depreciable property and other assets.

TABLE 28: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for market risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)	For the three months ended
	July 31, 2014	April 30, 2014
RWA, balance at beginning of period	$12.8	$13.2
Movement in risk levels	0.7	(0.4)
Model updates	0.2	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	0.9	(0.4)
RWA, balance at end of period	$13.7	$12.8
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Increases in U.S. Agency and financial bond positions drove the increase in RWA.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope. Updates to improve volatility risk modeling drove the changes.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 29: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for operational risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)	For the three months ended
	July 31, 2014	April 30, 2014
RWA, balance at beginning of period	$36.7	$35.8
Revenue generation	0.8	0.9
RWA, balance at end of period	$37.5	$36.7

The movement in the Revenue generation category is mainly due to an increase in gross income related to the U.S. Retail and Canadian Retail segments.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 32

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future growth objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates, and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: 1) fit the business strategy, and can be understood and managed; 2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2013 MD&A. Additional information on risk factors can be found in the 2013 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, see the “Managing Risk” section in the 2013 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2014.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, derivatives and repo-style transactions.

Gross credit risk exposures for the two approaches we use to measure credit risk, Standardized and Advanced Internal Ratings Based (AIRB), is included in the following table.

TABLE 30: GROSS CREDIT RISK EXPOSURES – STANDARDIZED AND AIRB APPROACHES[1,2]
(millions of Canadian dollars)						As at
		July 31, 2014		October 31, 2013
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$27,464	$255,934	$283,398	$25,671	$251,809	$277,480
Qualifying revolving retail	–	52,837	52,837	–	43,862	43,862
Other retail	46,982	35,808	82,790	41,225	34,465	75,690
Total retail	74,446	344,579	419,025	66,896	330,136	397,032
Non-retail
Corporate	81,088	179,397	260,485	69,411	145,718	215,129
Sovereign	30,849	95,076	125,925	24,783	81,489	106,272
Bank	10,280	102,624	112,904	16,827	95,295	112,122
Total non-retail	122,217	377,097	499,314	111,021	322,502	433,523
Gross credit risk exposures	$196,663	$721,676	$918,339	$177,917	$652,638	$830,555
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity and other credit risk-weighted assets.
2	Prior to the first quarter of 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 33

MARKET RISK
Market risk capital is calculated using internal models and comprises three components: a) Value-at-Risk (VaR); b) Stressed VaR; and c) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as Trading Market Risk.

TABLE 31: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
		July 31, 2014
				Non-Trading Market
	Balance	Trading	Non-Trading	Risk – primary risk
	Sheet	Market Risk	Market Risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$36,708	$258	$36,450	Interest rate
Trading loans, securities, and other	101,749	99,952	1,797	Interest rate
Derivatives	46,458	41,079	5,379	Equity, foreign exchange, interest rate
Financial assets designated at fair value	5,030	–	5,030	Interest rate
Available-for-sale securities	61,818	–	61,818	Foreign exchange, interest rate
Held-to-maturity securities	56,522	–	56,522	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	84,274	7,675	76,599	Interest rate
Loans	468,946	–	468,946	Interest rate
Customers' liability under acceptances	12,599	–	12,599	Interest rate
Investment in TD Ameritrade	5,332	–	5,332	Equity
Other assets[1]	1,456	–	1,456	Interest rate
Assets not exposed to market risk	40,858	–	–
Total Assets	921,750	148,964	731,928

Liabilities subject to market risk
Trading deposits	61,325	1,753	59,572	Interest rate
Derivatives	45,354	41,748	3,606	Foreign exchange, interest rate
Securitization liabilities at fair value	13,151	10,132	3,019	Interest rate
Other financial liabilities designated at fair value through
profit or loss	3,637	3,625	12	Interest rate
Deposits	573,678	–	573,678	Equity, Interest rate
Acceptances	12,599	–	12,599	Interest rate
Obligations related to securities sold short	39,013	37,419	1,594	Interest rate
Obligations related to securities sold under repurchase
agreements	51,703	7,831	43,872	Interest rate
Securitization liabilities at amortized cost	25,709	–	25,709	Interest rate
Subordinated notes and debentures	7,915	–	7,915	Interest rate
Liability for preferred shares	29	–	29	Interest rate
Other liabilities[1]	14,091	–	14,091	Interest rate
Liabilities and Equity not exposed to market risk	73,546	–	–
Total Liabilities and equity	$921,750	$102,508	$745,696

		October 31, 2013
Assets subject to market risk
Interest-bearing deposits with banks	$28,583	$285	$28,298	Interest rate
Trading loans, securities, and other	101,940	98,682	3,258	Interest rate
Derivatives	49,461	44,077	5,384	Equity, foreign exchange, interest rate
Financial assets designated at fair value	6,532	–	6,532	Interest rate
Available-for-sale securities	79,544	–	79,544	Foreign exchange, interest rate
Held-to-maturity securities	29,961	–	29,961	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	64,283	5,331	58,952	Interest rate
Loans	447,777	–	447,777	Interest rate
Customers' liability under acceptances	6,399	–	6,399	Interest rate
Investment in TD Ameritrade	5,300	–	5,300	Equity
Other assets[1]	1,465	–	1,465	Interest rate
Assets not exposed to market risk	40,776	–	–
Total Assets	862,021	148,375	672,870

Liabilities subject to market risk
Trading deposits	50,967	1,531	49,436	Interest rate
Derivatives	49,471	45,655	3,816	Foreign exchange, interest rate
Securitization liabilities at fair value	21,960	10,216	11,744	Interest rate
Other financial liabilities designated at fair value through
profit or loss	12	–	12	Interest rate
Deposits	541,605	–	541,605	Equity, Interest rate
Acceptances	6,399	–	6,399	Interest rate
Obligations related to securities sold short	41,829	39,479	2,350	Interest rate
Obligations related to securities sold under repurchase
agreements	34,414	5,825	28,589	Interest rate
Securitization liabilities at amortized cost	25,592	–	25,592	Interest rate
Subordinated notes and debentures	7,982	–	7,982	Interest rate
Liability for preferred shares	27	–	27	Interest rate
Other liabilities[1]	13,044	–	13,044	Interest rate
Liabilities and Equity not exposed to market risk	68,719	–	–
Total Liabilities and equity	$862,021	$102,706	$690,596
1	Other assets and liabilities related to retirement benefits, insurance and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 34

Calculating VaR

The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. TD values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A 1-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using a Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a 10-day holding period.

The graph below discloses daily 1-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in Other income and the net interest income on trading positions reported in Net interest income, and is reported on a taxable equivalent basis. For the quarter ended July 31, 2014, there were 5 days of trading losses and trading-related revenue was positive for 92% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

We continuously improve our VaR methodologies and incorporate new risk measures in line with market conventions, industry best practices and regulatory requirements. During the third quarter of 2014, TD implemented a modification to improve volatility risk modeling in VaR calculations.

To mitigate some of the shortcomings of VaR we use additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge, Stress testing framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, TD also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (1 year), the Bank uses a selected year of stressed market conditions. For the third quarter of fiscal 2014, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The incremental risk charge (IRC) is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 35

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 32: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended						For the nine months ended
	July 31				April 30	July 31	July 31	July 31
				2014	2014	2013	2014	2013
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate risk	$7.5	$6.0	$11.9	$4.4	$4.9	$8.9	$5.6	$10.8
Credit spread risk	4.2	5.9	8.7	3.9	6.9	6.4	6.7	4.9
Equity risk	4.8	2.7	4.8	1.5	2.9	2.8	3.1	3.7
Foreign exchange risk	4.9	3.1	5.5	1.3	2.7	1.2	2.7	1.5
Commodity risk	0.8	1.6	3.3	0.8	1.4	0.8	1.3	1.0
Idiosyncratic debt specific risk	16.7	15.3	18.0	12.1	15.7	14.8	15.6	16.7
Diversification effect[1]	(18.3)	(16.8)	n/m2	n/m2	(17.0)	(17.2)	(17.3)	(19.0)
Value-at-Risk (one-day)	20.6	17.8	21.2	14.4	17.5	17.7	17.7	19.6
Stressed Value-at-Risk (one-day)	26.4	23.7	28.6	21.1	26.0	29.8	27.3	33.2
Incremental Risk Capital
Charge (one-year)	$407.4	$335.1	$428.7	$252.2	$318.5	$238.8	$307.9	$272.2
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Reduced interest rate risk positions decreased the average Stressed VaR by $2.3 million and $6.1 million compared to the prior quarter and to the third quarter of last year, respectively. Larger U.S. Agency and financial bond positions increased average IRC by $96.3 million to $335.1 million compared to the third quarter of last year.

Validation of VaR Model

TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2014, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders’ equity by $40 million (April 30, 2014 – $5.5 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $46 million (April 30, 2014 – $65 million) after tax.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 36

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 33: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	July 31, 2014		April 30, 2014		July 31, 2013
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$14.6	$(43.1)	$14.2	$(57.9)	$(23.5)	$(32.8)
U.S. dollar[1]	(54.6)	(3.0)	(19.7)	(7.3)	(66.1)	5.9
	$(40.0)	$(46.1)	$(5.5)	$(65.2)	$(89.6)	$(26.9)
1	EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

LIQUIDITY RISK

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

As a financial organization, TD must ensure that the Bank has continuous access to sufficient and appropriate funding to cover its financial obligations as they come due, and to sustain and grow TD's businesses under normal and stress conditions. In the event of a funding disruption, the Bank needs to be able to continue operating without the requirement to sell non-marketable assets and/or significantly altering the Bank's business strategy. The process that ensures adequate access to funding, availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

TD’S LIQUIDITY RISK APPETITE

TD maintains a sound and prudent approach to managing our potential exposure to liquidity risk. We maintain sufficient liquidity to permit the Bank to continue to operate through a significant liquidity event. We target a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged bank-specific stress scenario that impacts the Bank’s access to unsecured wholesale funding. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk.

Liquidity Risk Management Responsibility

TD’s Asset, Liability and Capital Committee (ALCO) oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO, comprised of senior management from Treasury and Balance Sheet Management, Risk Management, Finance, Wholesale Banking and representatives from foreign operations, identifies and monitors TD's liquidity risks. The GLF recommends actions to the ALCO to maintain TD's liquidity positions within limits under normal and stress conditions. The ongoing management of liquidity risk is the responsibility of TD’s Treasurer, supported by guidance from the ALCO and GLF.

How TD ManageS Liquidity Risk

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to cover expected future cash flow requirements, and prudent reserve against potential cash outflows in the event of a capital markets disruption or other event that could affect TD's access to funding. The Bank does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held for a rolling 90-day period, the Bank uses a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in TD's ability to meet obligations as they come due. The Bank also assumes loss of access to all forms of external unsecured funding during the 90-day period.

In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of both short- and long-term funding for all institutions, a significant increase in TD's cost of funds and a significant decrease in the marketability of assets.

TD’s liquidity policy stipulates that the Bank must maintain sufficient “available liquidity” to cover “required liquidity” at all times throughout the “Severe Combined Stress” scenario. The liquid assets TD includes as available liquidity must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash over the 90-day survival horizon. Liquid assets that TD considers when determining the Bank’s available liquidity are summarized in the following table, which does not include assets held within TD’s insurance businesses as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 37

TABLE 34: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)							As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]	liquid assets[2]
		July 31, 2014					October 31, 2013
Cash and due from banks	$1.0	$–	$1.0	–%	$–	$1.0	$–
Canadian government obligations	7.6	33.3	40.9	11	26.6	14.3	18.7
NHA MBS	39.5	0.7	40.2	11	3.3	36.9	35.3
Provincial government obligations	6.6	5.2	11.8	3	6.9	4.9	3.8
Corporate issuer obligations	7.2	3.4	10.6	3	0.5	10.1	9.9
Equities	24.2	4.5	28.7	8	7.1	21.6	18.3
Other marketable securities and/or loans	2.1	1.0	3.1	1	0.6	2.5	2.7
Total Canadian dollar-denominated	88.2	48.1	136.3	37	45.0	91.3	88.7
Cash and due from banks	33.4	–	33.4	9	1.0	32.4	20.1
U.S. government obligations	0.9	26.5	27.4	8	26.3	1.1	1.7
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	28.9	2.8	31.7	9	10.5	21.2	23.2
Other sovereign obligations	24.2	31.6	55.8	15	9.5	46.3	48.1
Corporate issuer obligations	55.9	8.4	64.3	18	12.5	51.8	39.2
Equities	10.0	2.8	12.8	3	1.9	10.9	8.9
Other marketable securities and/or loans	4.1	0.2	4.3	1	–	4.3	5.7
Total non-Canadian dollar-denominated	157.4	72.3	229.7	63	61.7	168.0	146.9
Total	$245.6	$120.4	$366.0	100%	$106.7	$259.3	$235.6
As at October 31, 2013	$224.4	$107.6	$332.0	100%	$96.4	$235.6
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 35: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES AND BRANCHES
(billions of Canadian dollars)		As at
	July 31	October 31
	2014	2013
The Toronto-Dominion Bank (Parent)	$65.6	$57.7
Bank subsidiaries	145.4	143.3
Foreign branches	48.3	34.6
Total	$259.3	$235.6

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 38

TD’s monthly average liquid assets for the quarter ended July 31, 2014, and April 30, 2014, are summarized in the following table.

TABLE 36: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]	liquid assets[2]
		July 31, 2014					April 30, 2014
Cash and due from banks	$0.9	$–	$0.9	–%	$–	$0.9	$–
Canadian government obligations	10.2	33.5	43.7	12	26.3	17.4	17.8
NHA MBS	38.9	0.7	39.6	11	4.4	35.2	36.2
Provincial government obligations	6.1	4.9	11.0	3	6.5	4.5	5.5
Corporate issuer obligations	7.4	3.3	10.7	3	0.5	10.2	10.9
Equities	24.0	4.5	28.5	8	6.3	22.2	22.6
Other marketable securities and/or loans	1.5	1.0	2.5	1	0.8	1.7	2.1
Total Canadian dollar-denominated	89.0	47.9	136.9	38	44.8	92.1	95.1
Cash and due from banks	32.0	–	32.0	9	0.7	31.3	33.3
U.S. government obligations	–	33.3	33.3	9	32.1	1.2	1.0
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	29.0	3.9	32.9	9	10.2	22.7	25.0
Other sovereign obligations	23.5	26.5	50.0	14	8.4	41.6	35.9
Corporate issuer obligations	53.8	5.6	59.4	16	9.8	49.6	44.3
Equities	9.5	2.8	12.3	3	1.8	10.5	9.4
Other marketable securities and/or loans	4.4	2.4	6.8	2	1.9	4.9	6.4
Total non-Canadian dollar-denominated	152.2	74.5	226.7	62	64.9	161.8	155.3
Total	$241.2	$122.4	$363.6	100%	$109.7	$253.9	$250.4
Average for the three months ended April 30, 2014	$239.5	$111.0	$350.5	100%	$100.1	$250.4
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 37: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2014	2014
The Toronto-Dominion Bank (Parent)	$65.2	$66.0
Bank subsidiaries	147.0	151.4
Foreign branches	41.7	33.0
Total	$253.9	$250.4

Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. Where appropriate, the Bank applies a downward adjustment to current market value reflective of expected market conditions and investor requirements during the “Severe Combined Stress” scenario. Overall, the Bank expects the reduction in current market value to be low given the underlying high credit quality and demonstrated liquidity of the Bank's liquid asset portfolio. “Available liquidity” also includes the Bank's estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S.

TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S. and European Central Bank standby liquidity facilities. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other entities due to investment restrictions imposed by the U.S. Federal Reserve on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in certain wealth and insurance business subsidiaries are also not included in the enterprise liquidity position calculation due to local regulatory investment restrictions.

The Bank also maintains foreign branches in key global centres such as New York, London and Singapore to support Wholesale Banking activities. The parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.

The ongoing management of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash and collateral in a liquidity stress event. Additional stress scenarios are also used to evaluate the potential range of liquidity requirements the Bank could encounter. The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level and for local entities, to document liquidity management actions and governance in relation to stress events. CFP documentation is an integral component of the Bank’s overall liquidity risk management program.

Credit ratings are important to TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets, and could also affect the Bank's ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position and liquidity as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 39

TABLE 38: CREDIT RATINGS[1]
As at
July 31, 2014
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Negative
DBRS	R-1 (high)	AA	Stable
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity requirements by necessitating the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of the Bank's credit ratings.

TABLE 39: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2014	2014
One-notch downgrade	$0.3	$0.3
Two-notch downgrade	0.3	0.3
Three-notch downgrade	0.6	0.6

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 40

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets is presented in the following table.

TABLE 40: ENCUMBERED AND UNENCUMBERED ASSETS[9]
(billions of Canadian dollars)	As at
	Encumbered[1]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	Assets as a %
	Collateral[2]	Other[3]	Collateral[4]	Other[5]	Assets	of Total Assets
					July 31, 2014
Cash and due from banks	$–	$–	$–	$3.1	$3.1	–%
Interest-bearing deposits with banks	1.8	2.6	31.1	1.2	36.7	0.5
Securities, trading loans, and other[6]	52.3	9.6	143.7	19.6	225.2	6.7
Derivatives	–	–	–	46.5	46.5	–
Securities purchased under reverse
repurchase agreements[7]	–	–	–	84.3	84.3	–
Loans, net of allowance for loan losses	14.4	47.8	72.6	331.1	465.9	6.7
Customers’ liability under acceptances	–	–	–	12.6	12.6	–
Investment in TD Ameritrade	–	–	–	5.3	5.3	–
Goodwill	–	–	–	13.8	13.8	–
Other intangibles	–	–	–	2.7	2.7	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	4.7	4.7	–
Current income tax receivable	–	–	–	0.9	0.9	–
Deferred tax assets	–	–	–	1.9	1.9	–
Other assets[8]	–	–	–	18.1	18.1	–
Total on-balance sheet assets	$68.5	$60.0	$247.4	$545.8	$921.7	13.9%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	72.3	–	28.1	(84.3)
Securities borrowing and collateral received	16.7	–	6.4	–
Margin loans and other client activity	1.6	–	11.8	(7.4)
Total off-balance sheet items	$90.6	$–	$46.3	$(91.7)
Total	159.1	60.0	293.7	454.2

					October 31, 2013
Total on-balance sheet assets	$71.0	$66.5	$224.3	$500.2	$862.0	16.0%
Total off-balance sheet items	69.9	–	47.6	(71.7)
Total	140.9	66.5	271.9	428.5
1	Asset encumbrance has been analysed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
2	Represents assets that have been posted externally to support the Bank’s liabilities and day-to-day operations including securities related to repurchase agreements, securities lending, clearing and payment systems and assets pledged for derivative transactions. Also includes assets that have been pledged supporting FHLB activity.
3	Assets supporting TD's funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
4	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
5	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).
6	Securities include trading loans, securities, and other, financial assets designated at fair value through profit or loss, available-for-sale securities and held-to-maturity securities.
7	Assets reported in Securities purchased under reverse repurchase agreements represent the value of these transactions, and not the value of the collateral received.
8	Other assets include amounts receivable from brokers, dealers and clients.
9	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

Refer to Note 19 of the Interim Consolidated Financial Statements “Pledged Assets and Collateral” discussion for details on financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 41

FUNDING

TD has access to a variety of short- and long-term unsecured and secured funding sources including securitization channels that it uses to meet funding requirements. TD’s funding activities are conducted in accordance with the Global Liquidity and Asset Pledging (GLAP) Policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth and TD Ameritrade sweep deposits (collectively P&C deposits) that make up over 70% of total funding. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence under the “Severe Combined Stress” scenario.

TABLE 41: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)		As at
	July 31	October 31
	2014	2013
P&C deposits – Canadian Retail	$267.8	$260.5
P&C deposits – U.S. Retail	214.6	200.0
Other deposits	1.3	2.0
Total	$483.7	$462.5

The Bank maintains an active external funding program to provide access to diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. The Bank's wholesale funding is diversified geographically, by currency, and by distribution network. The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at July 31, 2014, and October 31, 2013.

TABLE 42: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						July 31		October 31
						2014		2013
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from Banks[1]	$8,002	$3,597	$888	$53	$1	$19	$12,560	$11,025
Bearer Deposit Note	459	491	2	–	–	–	952	2,627
Certificates of Deposit	9,523	18,425	16,930	17,898	18	–	62,794	56,139
Commercial Paper	4,490	3,392	1,850	207	–	–	9,939	8,192
Asset Backed Commercial Paper[2]	1,840	1,794	422	40	–	–	4,096	4,081
Covered Bonds	–	2,181	–	2,180	–	9,098	13,459	10,442
Mortgage Securitization	1,098	2,540	1,767	2,946	6,088	24,421	38,860	47,552
Senior Unsecured Medium Term Notes	137	253	504	7,186	5,822	26,281	40,183	23,290
Subordinated Notes and Debentures[3]	150	–	–	–	–	7,765	7,915	7,982
Term Asset Backed Securitization	–	–	–	–	–	1,929	1,929	1,662
Other[4]	3,719	525	96	106	–	–	4,446	6,989
Total	$29,418	$33,198	$22,459	$30,616	$11,929	$69,513	$197,133	$179,981

Of which:
Secured	$2,938	$6,515	$2,189	$5,166	$6,088	$35,448	$58,344	$63,737
Unsecured	26,480	26,683	20,270	25,450	5,841	34,065	138,789	116,244
Total	$29,418	$33,198	$22,459	$30,616	$11,929	$69,513	$197,133	$179,981
1	Includes fixed-term deposits with banks.
2	Represents asset-backed commercial paper (ABCP) issued by consolidated Bank-owned structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions.

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and nine months ended July 31, 2014, was $1.0 billion and $3.1 billion, respectively (three and nine months ended July 31, 2013 – $2.4 billion and $5.1 billion, respectively), and other real-estate secured issuance via asset-backed securities for the three and nine months ended was nil and $1.0 billion, respectively (both three and nine months ended July 31, 2013 – nil). The Bank continued to expand its long-term funding base by issuing unsecured medium-term notes of $7.7 billion and $14.4 billion, respectively, for the three and nine months ended July 31, 2014 (three and nine months ended July 31, 2013 – $3.1 billion and $7.0 billion, respectively), and issued $2.6 billion covered bonds during the three and nine months ended July 31, 2014 (three and nine months ended July 31, 2013 – nil).

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 42

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In May 2014, OSFI released the final Guideline on “Liquidity Adequacy Requirements” (LAR). The LAR guideline establishes two minimum standards based on the Basel III framework with national supervisory discretion applied to certain treatments: the Liquidity Coverage Ratio (LCR) effective January 1, 2015, and the Net Stable Funding Ratio (NSFR) effective January 1, 2018. These requirements are supplemented by additional supervisory monitoring metrics including the liquidity and intraday liquidity monitoring tools as considered in the Basel III framework and the OSFI-designed Net Cumulative Cash Flow (NCCF). Banks are required to submit monthly LCR and NCCF starting with the January 2015 positions and are required to comply with the 100% LCR limit from the first reporting. TD is well prepared to meet the regulatory reporting and LCR compliance requirements and is finalizing strategies to align its liquidity risk management framework with the new regulatory standards.

In July 2014, OSFI released the final Guideline on “Public Disclosure Requirements for Domestic Systematically Important Banks on Liquidity Coverage Ratio”. D-SIBs are required to implement the Basel LCR Disclosure Standards beginning with the second quarter of 2015 reporting period.

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs, which includes TD. The regime is aimed at reducing the likelihood of failure of systemically important banks and providing authorities with the means to restore a bank to viability in the unlikely event that a bank should fail, without disrupting the financial system or economy and without using taxpayer funds. When the regime is in place, it will allow for the expedient conversion of certain bank liabilities into regulatory capital when OSFI has determined that a bank has become or is about to become non-viable. It is proposed in the Bail-in Consultation that the conversion power only apply to long-term senior debt that is issued, originated or renegotiated after an implementation date determined by the Government of Canada ("GoC"). The GoC has also proposed that in order to have sufficient loss absorbing capacity that D-SIBs be subject to a higher loss absorbency ("HLA") requirement of between 17 – 23% of RWA, which can be met through the sum of regulatory capital (i.e., common equity and NVCC instruments) and long-term senior debt. The Bail-in Consultation is open until September 12, 2014 and no implementation timeline has been provided.

MATURITY ANALYSIS OF ASSETS, LIABILITIES AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on- and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. TD ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability (that is, the Bank does not fund illiquid long-term assets with short-term maturity borrowings). TD utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. TD also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. TD targets to match funding maturities as closely as possible to the expected maturity profile of its balance sheet. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 43

TABLE 43: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								July 31, 2014
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,099	$–	$–	$–	$–	$–	$–	$–	$–	$3,099
Interest-bearing deposits with banks	27,589	518	202	372	21	–	–	–	8,006	36,708
Trading loans, securities, and other[1]	3,691	2,981	2,087	1,538	2,477	5,347	18,670	12,116	52,842	101,749
Derivatives	4,327	1,977	3,197	1,539	2,553	5,804	13,057	14,004	–	46,458
Financial assets designated at fair value through
profit or loss	139	848	1,277	686	531	93	546	744	166	5,030
Available-for-sale securities	537	1,875	1,885	1,440	1,996	4,449	23,875	23,898	1,863	61,818
Held-to-maturity securities	47	377	1,500	490	1,004	3,189	22,382	27,533	–	56,522
Securities purchased under reverse repurchase agreements	45,235	17,929	14,273	4,183	2,152	475	27	–	–	84,274
Loans
Residential mortgages	1,342	1,933	4,492	5,846	9,291	48,676	95,562	26,452	–	193,594
Consumer instalment and other personal	957	1,617	2,398	4,962	2,624	13,902	24,931	8,300	61,700	121,391
Credit card	–	–	–	–	–	–	–	–	25,539	25,539
Business and government	16,578	3,234	3,947	3,292	4,949	9,551	33,966	39,001	11,133	125,651
Debt securities classified as loans	–	5	24	34	262	151	543	1,752	–	2,771
Total loans	18,877	6,789	10,861	14,134	17,126	72,280	155,002	75,505	98,372	468,946
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,005)	(3,005)
Loans, net of allowance for loan losses	18,877	6,789	10,861	14,134	17,126	72,280	155,002	75,505	95,367	465,941
Customers’ liability under acceptances	10,591	1,815	177	10	6	–	–	–	–	12,599
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,332	5,332
Goodwill[2]	–	–	–	–	–	–	–	–	13,822	13,822
Other intangibles[2]	–	–	–	–	–	–	–	–	2,662	2,662
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,742	4,742
Current income tax receivable	–	–	–	892	–	–	–	–	–	892
Deferred tax assets	–	–	–	–	–	–	–	–	1,917	1,917
Amounts receivable from brokers, dealers and clients	8,331	–	–	–	–	–	–	–	52	8,383
Other assets	2,065	289	130	67	184	100	134	55	6,778	9,802
Total assets	$124,528	$35,398	$35,589	$25,351	$28,050	$91,737	$233,693	$153,855	$193,549	$921,750
Liabilities
Trading deposits	$8,063	$18,034	$15,730	$10,512	$7,340	$148	$993	$505	$–	$61,325
Derivatives	4,115	2,180	2,966	1,428	1,314	6,639	12,429	14,283	–	45,354
Securitization liabilities at fair value	1,001	1,497	1,303	278	355	796	5,279	2,642	–	13,151
Other financial liabilities designated at fair value through
profit or loss	141	259	506	444	527	1,364	396	–	–	3,637
Deposits[3,4]
Personal	5,127	7,022	6,723	5,889	5,689	9,128	13,109	170	279,850	332,707
Banks	9,108	3,539	1,403	50	5	1	8	11	2,286	16,411
Business and government	16,727	12,861	4,507	1,361	9,454	5,533	33,167	5,272	135,678	224,560
Total deposits	30,962	23,422	12,633	7,300	15,148	14,662	46,284	5,453	417,814	573,678
Acceptances	10,591	1,815	177	10	6	–	–	–	–	12,599
Obligations related to securities sold short[1]	1,448	871	656	459	1,375	2,821	8,247	9,206	13,930	39,013
Obligations related to securities sold under repurchase
agreements	41,646	6,427	2,043	735	575	235	42	–	–	51,703
Securitization liabilities at amortized cost	97	1,043	464	1,581	732	5,292	13,720	2,780	–	25,709
Provisions	2	18	8	4	21	3	4	1	515	576
Current income tax payable	–	–	–	60	–	–	–	–	–	60
Deferred tax liabilities	–	–	–	–	–	–	–	–	287	287
Amounts payable to brokers, dealers and clients	10,069	–	–	–	–	–	–	–	47	10,116
Insurance-related liabilities	149	230	307	–	517	759	1,438	935	1,656	5,991
Other liabilities[5]	4,289	2,332	1,789	333	310	403	2,475	68	3,853	15,852
Subordinated notes and debentures	150	–	–	–	–	–	–	7,765	–	7,915
Liability for preferred shares	–	–	–	–	–	–	–	29	–	29
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	54,755	54,755
Total liabilities and equity	$112,723	$58,128	$38,582	$23,144	$28,220	$33,122	$91,307	$43,667	$492,857	$921,750
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$68	$137	$202	$202	$198	$769	$1,896	$3,063	$–	$6,535
Network service agreements	2	4	5	5	5	20	5	–	–	46
Automated teller machines	9	35	35	34	23	42	59	–	–	237
Contact center technology	3	5	7	7	7	29	61	–	–	119
Software licensing and equipment maintenance	6	10	79	23	27	127	81	–	–	353
Credit and liquidity commitments
Financial and performance standby letters of credit	170	1,054	3,023	2,303	2,517	2,636	6,252	468	–	18,423
Documentary and commercial letters of credit	32	77	40	9	19	17	17	1	–	212
Commitments to extend credit and liquidity[6,7]	14,896	14,017	9,308	3,706	4,351	10,874	44,009	2,931	1,521	105,613
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	170	170	170	78	271	680	–	–	1,539
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $13 billion of covered bonds with remaining contractual maturities of $2 billion in '1 month to 3 months’, $2 billion in ‘9 months to 1 year’ and $9 billion in ‘over 2 to 5 years’.
5	Includes $111 million of capital lease commitments with remaining contractual maturities of $2 million in ‘less than 1 month’, $5 million in ‘1 month to 3 months’, $7 million in ‘3 months to 6 months’, $7 million in ‘6 months to 9 months’, $7 million in ‘9 months to 1 year’, $26 million in ‘over 1 to 2 years’, $32 million in ‘over 2 to 5 years’ and $25 million in ‘over 5 years’.
6	Includes $81 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 44

TABLE 43: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)								As at
								October 31, 2013
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,581	$–	$–	$–	$–	$–	$–	$–	$–	$3,581
Interest-bearing deposits with banks	22,539	402	350	214	138	–	–	–	4,940	28,583
Trading loans, securities, and other[1]	2,087	4,113	2,844	2,919	3,185	7,089	18,528	12,028	49,147	101,940
Derivatives	5,658	2,588	1,887	1,543	1,379	6,801	14,832	14,773	–	49,461
Financial assets designated at fair value through
profit or loss	180	636	539	911	739	2,132	527	693	175	6,532
Available-for-sale securities	3,470	4,284	4,373	1,097	1,851	5,873	22,725	34,033	1,838	79,544
Held-to-maturity securities	293	831	862	548	412	2,825	11,804	12,386	–	29,961
Securities purchased under reverse repurchase agreements	33,159	16,337	7,290	5,171	2,013	260	53	–	–	64,283
Loans
Residential mortgages	1,194	1,842	4,552	7,725	6,219	31,175	108,098	25,015	–	185,820
Consumer instalment and other personal	1,014	1,376	2,147	2,375	2,700	10,460	28,099	8,895	62,126	119,192
Credit card	–	–	–	–	–	–	–	–	22,222	22,222
Business and government	17,832	3,886	3,340	4,382	3,090	8,059	31,745	32,682	11,783	116,799
Debt securities classified as loans	–	–	635	41	–	307	893	1,868	–	3,744
Total loans	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	96,131	447,777
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,855)	(2,855)
Loans, net of allowance for loan losses	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	93,276	444,922
Customers’ liability under acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,300	5,300
Goodwill[2]	–	–	–	–	–	–	–	–	13,293	13,293
Other intangibles[2]	–	–	–	–	–	–	–	–	2,493	2,493
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,635	4,635
Current income tax receivable	–	–	–	–	583	–	–	–	–	583
Deferred tax assets	–	–	–	–	–	–	–	–	1,800	1,800
Amounts receivable from brokers, dealers and clients	9,183	–	–	–	–	–	–	–	–	9,183
Other assets	1,630	317	179	55	171	186	224	39	6,727	9,528
Total assets	$106,747	$37,993	$29,089	$26,981	$22,480	$75,167	$237,528	$142,412	$183,624	$862,021
Liabilities
Trading deposits	$9,991	$14,000	$18,430	$5,562	$1,609	$156	$807	$412	$–	$50,967
Derivatives	5,430	2,719	2,425	1,938	1,627	6,868	13,648	14,816	–	49,471
Securitization liabilities at fair value	1,896	2,385	2,619	3,529	2,401	1,962	4,662	2,506	–	21,960
Other financial liabilities designated at fair value through
profit or loss	2	4	1	1	1	3	–	–	–	12
Deposits[3,4]
Personal	5,288	8,461	9,116	6,778	6,366	9,180	12,666	150	261,463	319,468
Banks	9,412	3,056	355	255	37	14	25	27	3,968	17,149
Business and government	22,931	13,167	4,058	2,825	3,181	8,824	21,844	1,860	126,298	204,988
Total deposits	37,631	24,684	13,529	9,858	9,584	18,018	34,535	2,037	391,729	541,605
Acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Obligations related to securities sold short[1]	689	605	1,481	156	777	2,603	9,649	8,526	17,343	41,829
Obligations related to securities sold under repurchase
agreements	27,990	4,201	775	679	682	73	14	–	–	34,414
Securitization liabilities at amortized cost	40	517	730	578	1,428	3,482	15,794	3,023	–	25,592
Provisions	6	23	21	7	41	3	3	29	563	696
Current income tax payable	–	–	–	–	137	–	–	–	–	137
Deferred tax liabilities	–	–	–	–	–	–	–	–	321	321
Amounts payable to brokers, dealers and clients	8,842	3	–	–	–	–	–	–	37	8,882
Insurance-related liabilities	142	212	284	–	477	703	1,325	866	1,577	5,586
Other liabilities[5]	4,064	3,332	925	536	516	350	1,549	35	3,451	14,758
Subordinated notes and debentures	–	–	–	–	149	–	–	7,833	–	7,982
Liability for preferred shares	–	–	–	–	–	–	–	27	–	27
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	51,383	51,383
Total liabilities and equity	$101,650	$54,066	$41,311	$22,844	$19,429	$34,221	$81,986	$40,110	$466,404	$862,021
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$64	$129	$193	$192	$190	$732	$1,838	$2,918	$–	$6,256
Network service agreements	2	4	7	7	7	–	–	–	–	27
Automated teller machines	9	20	28	45	46	78	44	–	–	270
Contact center technology	–	–	–	–	–	–	–	–	–	–
Software licensing and equipment maintenance	6	69	6	24	7	32	19	–	–	163
Credit and liquidity commitments
Financial and performance standby letters of credit	180	1,007	2,022	2,497	1,485	3,788	5,022	502	–	16,503
Documentary and commercial letters of credit	41	66	36	14	24	3	15	1	–	200
Commitments to extend credit and liquidity[6,7]	11,675	10,806	6,379	3,676	4,056	8,414	40,395	2,655	1,410	89,466
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	561	226	237	187	4	765	–	–	1,980
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘9 months to 1 year’, $2 billion in ‘over 1 to 2 years’ and $6 billion in ‘over 2 to 5 years’.
5	Includes $103 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’, $6 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $8 million in ‘6 months to 9 months’, $7 million in ‘9 months to 1 year’, $18 million in ‘over 1 to 2 years’ and $53 million in ‘over 2 to 5 years’.
6	Includes $82 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 45

securitization and off-balance sheet arrangements

The Bank carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). The Bank uses structured entities such as SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist the Bank’s clients in securitizing their financial assets, and to create investment products for the Bank’s clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans, and credit card loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of residential mortgages with the CMHC does not qualify for derecognition and remain on the Bank’s Interim Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans and credit card loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Interim Consolidated Balance Sheet. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. See Note 6 and Note 7 to the Interim Consolidated Financial Statements for further information.

TABLE 44: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				July 31, 2014
Residential mortgage loans	$23,415	$–	$–	$10,943	$–
Consumer instalment and other personal loans[2]	–	–	7,181	–	–
Credit card loans[2]	–	–	–	–	–
Business and government loans	2	–	–	2,069	46
Total exposure	$23,417	$–	$7,181	$13,012	$46

				October 31, 2013
Residential mortgage loans	$23,157	$–	$–	$16,229	$–
Consumer instalment and other personal loans[2]	–	–	6,141	–	–
Credit card loans[2]	–	–	300	–	–
Business and government loans	35	–	–	2,322	52
Total exposure	$23,192	$–	$6,441	$18,551	$52
1	Includes all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at July 31, 2014, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, the Bank has power over the key economic decisions of the SPE and the Bank is exposed to the majority of the residual risks of the SPEs. As at July 31, 2014, the SPEs issued $5.1 billion of issued commercial paper outstanding (October 31, 2013 – $5.1 billion) and $2 billion of issued notes outstanding (October 31, 2013 – $1 billion). As at July 31, 2014, the Bank’s maximum potential exposure to loss for these conduits was $7.2 billion (October 31, 2013 – $6.1 billion) of which $1.1 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2013 – $1.1 billion).

Credit Card Loans

The Bank securitizes credit card loans through a consolidated SPE as it serves as a financing vehicle for the Bank’s assets; the Bank has power over the key economic decisions of the SPE and is exposed to the majority of the residual risks of the SPE. As at July 31, 2014, the consolidated SPE had no issued notes outstanding as the remaining notes matured during the quarter (October 31, 2013 – $0.6 billion). As at July 31, 2014, the Bank’s maximum potential exposure to loss for this SPE was nil (October 31, 2013 – $0.6 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 46

Securitization of Third Party-Originated Assets

Significant Consolidated Special Purpose Entities

The Bank has a securitization exposure to certain third party originated assets through a consolidated SPE. The Bank consolidates the SPE since the Bank has power over the key economic decisions of the SPE, it is wholly-funded by the Bank, and the Bank is exposed to the majority of the risks of the SPE. As at July 31, 2014, the consolidated SPE had $334 million (October 31, 2013 – $312 million) of assets secured by underlying trade receivables, originated in the U.S. The weighted-average life of these assets is 2.7 years (October 31, 2013 – 3.4 years). The Bank's maximum potential exposure to loss due to its funding of the SPE as at July 31, 2014, was $334 million (October 31, 2013 – $312 million). As at July 31, 2014, the funding is provided primarily through a senior facility that has a AA rating from the credit rating agency. Further, as at July 31, 2014, the Bank had committed to provide an additional $48 million (October 31, 2013 – $53 million) in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.6 billion as at July 31, 2014 (October 31, 2013 – $9.6 billion). Further, as at July 31, 2014, the Bank had committed to provide an additional $1.5 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2013 – $2.0 billion).

All third-party assets securitized by the Bank’s non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are included in the following table.

TABLE 45: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	July 31, 2014		October 31, 2013
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$6,017	2.7	$5,590	2.9
Credit card loans	–	–	–	–
Automobile loans and leases	1,882	1.4	2,164	1.3
Equipment loans and leases	–	–	–	–
Trade receivables	1,742	2.0	1,850	2.3
Total exposure	$9,641	2.3	$9,604	2.4
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2014, the Bank held $1.5 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Interim Consolidated Balance Sheet (October 31, 2013 – $1.7 billion).

Exposure to Third Party-Sponsored Conduits

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $545 million as at July 31, 2014 (October 31, 2013 – $521 million), of which nil has been drawn (October 31, 2013 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at July 31, 2014, these assets have maintained ratings from various credit rating agencies, with a minimum rating of AA.

Leveraged Finance Credit Commitments

Also included in ‘Commitments to extend credit’ in Note 19 to the Interim Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance credit commitments as at July 31, 2014, and October 31, 2013, was not significant.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 47

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 46: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)						For the three months ended
			2014				2013	2012
	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$4,435	$4,391	$4,301	$4,183	$4,145	$3,901	$3,845	$3,842
Non-interest income	3,074	3,044	3,264	2,817	2,940	2,706	2,722	2,735
Total revenue	7,509	7,435	7,565	7,000	7,085	6,607	6,567	6,577
Provision for credit losses	338	392	456	352	477	417	385	565
Insurance claims and related expenses	771	659	683	711	1,140	609	596	688
Non-interest expenses	4,040	4,029	4,096	4,164	3,771	3,632	3,502	3,611
Provision for (recovery of) income taxes	330	447	365	238	249	289	359	176
Equity in net income of an investment in
associate, net of income taxes	77	80	77	81	75	57	59	57
Net income – reported	2,107	1,988	2,042	1,616	1,523	1,717	1,784	1,594
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	60	63	61	59	59	58	56	60
Integration charges relating to the
acquisition of the credit card portfolio
of MBNA Canada	27	23	21	14	24	30	24	25
Impact of Alberta flood on the loan portfolio	(19)	–	–	(29)	48	–	–	–
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	(24)	–	(19)	15	(70)	22	(24)	35
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	16	–	115	20	–	–	–	–
Gain on sale of TD Waterhouse Institutional
Services	–	–	(196)	–	–	–	–	–
Litigation and litigation-related
charge/reserve	–	–	–	30	–	–	70	–
Restructuring charges	–	–	–	90	–	–	–	–
Impact of Superstorm Sandy	–	–	–	–	–	–	–	37
Integration charges, direct transaction
costs, and changes in fair value of
contingent consideration relating to the
Chrysler Financial acquisition	–	–	–	–	–	–	–	3
Total adjustments for items of note	60	86	(18)	199	61	110	126	160
Net income – adjusted	2,167	2,074	2,024	1,815	1,584	1,827	1,910	1,754
Preferred dividends	25	40	46	49	38	49	49	49
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,142	2,034	1,978	1,766	1,546	1,778	1,861	1,705
Attributable to:
Non-controlling interests – adjusted	27	26	27	27	26	26	26	26
Common shareholders – adjusted	$2,115	$2,008	$1,951	$1,739	$1,520	$1,752	$1,835	$1,679

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.12	$1.05	$1.07	$0.84	$0.79	$0.89	$0.93	$0.83
Adjusted	1.15	1.09	1.06	0.95	0.82	0.95	1.00	0.92
Diluted earnings per share
Reported	1.11	1.04	1.07	0.84	0.79	0.89	0.93	0.83
Adjusted	1.15	1.09	1.06	0.95	0.82	0.95	1.00	0.91
Return on common equity – reported	16.3%	15.9%	16.4%	13.4%	12.8%	15.1%	15.6%	14.2%
Return on common equity – adjusted	16.8	16.6	16.2	15.1	13.3	16.1	16.7	15.7
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 48

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 51 to 93 of this Report to Shareholders, have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2013. For details of the Bank’s significant accounting judgments, estimates and assumptions under IFRS, refer to Note 3 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2013.

Furthermore, the Bank adopted the following new and amended standards which impacted the Bank’s accounting policies and significant accounting judgments, estimates and assumptions under IFRS:

Consolidation

The following new and amended guidance relates to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11); and
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12).

The Bank also adopted related amendments to IFRS 10 and any conforming changes to related standards.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively, allowing for certain practical exceptions and transition relief. In order to adopt the above standards the Bank reassessed its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, structured entities such as special purpose entities (SPEs) and its involvement with other third party entities. Additional detail on the implementation of these standards is noted below.

Consolidated Financial Statements

The Bank consolidates an entity as a result of controlling the entity, based on the criteria described below.

The Bank controls an entity when it has the power to direct the activities of the entity which have the most significant impact on the entity’s risks and/or returns; is exposed to significant risks and/or returns arising from the entity; and is able to use its power to affect the risks and/or returns to which it is exposed. When assessing whether the Bank controls an entity, the entity’s purpose and design are considered in order to determine the activities which most significantly impact the entity’s risks and/or returns.

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity. The Bank also exercises judgment when determining whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty. These decisions are made based on the specific facts and circumstances relevant for the entity and related transaction(s) under consideration.

Other than the deconsolidation of TD Capital Trust IV, which is disclosed in Note 2 to the Interim Consolidated Financial Statements, IFRS 10 did not result in a material impact on the financial position, cash flows, or earnings of the Bank.

Joint Arrangements

IFRS 11 replaces guidance previously provided in IAS 31 Interests in Joint Ventures (IAS 31) and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard outlines the principles relating to the accounting for joint arrangements which are arrangements where two or more parties have joint control. It also requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which was the accounting policy choice adopted by the Bank under IAS 31. On November 1, 2012, the transition date, the Bank’s adoption of IFRS 11 did not result in a material impact on the financial position, cash flows or earnings of the Bank.

Disclosure of Interests in Other Entities

IFRS 12 requires enhanced disclosures about both consolidated and unconsolidated entities in which the Bank has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control; any restrictions on consolidated assets and liabilities; risk exposures arising from involvement with unconsolidated structured entities; non-controlling interest holders’ involvement in the activities of consolidated entities; and the Bank’s exposure to associates and joint ventures. The adoption of IFRS 12 did not result in a material impact on the Interim Consolidated Financial Statements of the Bank, however the standard will result in additional disclosures, which will be presented by the Bank as at October 31, 2014, on a retrospective basis.

Fair Value Measurement

IFRS 13, Fair Value Measurement (IFRS 13), provides a single framework for fair value measurement and applies when other IFRS require or permit fair value measurements or disclosures. The standard provides guidance on measuring fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and is applied prospectively. This new standard did not have a material impact on the financial position, cash flows or earnings of the Bank; however the standard resulted in additional fair value disclosures which are disclosed in Note 3 of the Interim Consolidated Financial Statements on a prospective basis. Further disclosures will be presented by the Bank as at October 31, 2014.

Under IFRS 13, the fair value of financial instruments traded in active markets at the balance sheet date is based on their available quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, prepayment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 49

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

Employee Benefits

The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Under the amended standard, the Bank has elected to reclassify cumulative actuarial gains and losses to retained earnings. Net interest expense or income is calculated by applying the discount rate to the net defined benefit asset or liability, and is recorded in the Interim Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments are recognized in income by the Bank when the curtailment occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. Furthermore, a termination benefit obligation is recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs.

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rate, compensation increases, health care cost trend rate, and mortality rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plan obligations which are recognized in other comprehensive income during the year, and also impact expenses in future periods.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively.

On November 1, 2011, the transition date, the amendments resulted in an increase to deferred tax assets of $74 million, a decrease to other assets of $112 million, an increase in other liabilities of $98 million and a decrease to retained earnings of $136 million.

Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7), issued in December 2011, provide common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. While the IFRS 7 amendments will result in additional disclosures, the amendments did not have a material impact on the Interim Consolidated Financial Statements of the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank. The disclosures required by the IFRS 7 amendments will be presented on a retrospective basis by the Bank as at October 31, 2014.

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, which clarifies the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank. The Bank is continuing to assess the impact of adopting the IAS 32 amendments.

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this interpretation.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: 1) Classification and measurement of financial assets and liabilities; 2) Impairment; and 3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively. Early adoption of IFRS 9 is permitted. IFRS 9 also permits early application of changes in the own credit risk provision, prior to adopting all other requirements within IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, including early application of the own credit risk provision.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39 which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively. The IAS 39 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank and have been retained in the final version of IFRS 9.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017, which will be November 1, 2017, for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 50

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2014	2013
ASSETS
Cash and due from banks	$3,099	$3,581
Interest-bearing deposits with banks	36,708	28,583
	39,807	32,164
Trading loans, securities, and other (Note 3)	101,749	101,940
Derivatives (Note 3)	46,458	49,461
Financial assets designated at fair value through profit or loss (Note 3)	5,030	6,532
Available-for-sale securities (Notes 3, 4)	61,818	79,544
	215,055	237,477
Held-to-maturity securities (Note 4)	56,522	29,961
Securities purchased under reverse repurchase agreements	84,274	64,283
Loans (Note 5)
Residential mortgages	193,594	185,820
Consumer instalment and other personal	121,391	119,192
Credit card	25,539	22,222
Business and government	125,651	116,799
Debt securities classified as loans	2,771	3,744
	468,946	447,777
Allowance for loan losses (Note 5)	(3,005)	(2,855)
Loans, net of allowance for loan losses	465,941	444,922
Other
Customers’ liability under acceptances	12,599	6,399
Investment in TD Ameritrade (Note 8)	5,332	5,300
Goodwill (Note 10)	13,822	13,293
Other intangibles	2,662	2,493
Land, buildings, equipment, and other depreciable assets	4,742	4,635
Current income tax receivable	892	583
Deferred tax assets (Note 17)	1,917	1,800
Amounts receivable from brokers, dealers and clients	8,383	9,183
Other assets (Note 11)	9,802	9,528
	60,151	53,214
Total assets	$921,750	$862,021
LIABILITIES
Trading deposits (Notes 3, 12)	$61,325	$50,967
Derivatives (Note 3)	45,354	49,471
Securitization liabilities at fair value (Note 3)	13,151	21,960
Other financial liabilities designated at fair value through profit or loss (Note 3)	3,637	12
	123,467	122,410
Deposits (Note 12)
Personal	332,707	319,468
Banks	16,411	17,149
Business and government	224,560	204,988
	573,678	541,605
Other
Acceptances	12,599	6,399
Obligations related to securities sold short	39,013	41,829
Obligations related to securities sold under repurchase agreements	51,703	34,414
Securitization liabilities at amortized cost	25,709	25,592
Provisions (Note 19)	576	696
Current income tax payable	60	137
Deferred tax liabilities (Note 17)	287	321
Amounts payable to brokers, dealers and clients	10,116	8,882
Insurance-related liabilities	5,991	5,586
Other liabilities (Note 13)	15,852	14,758
	161,906	138,614
Subordinated notes and debentures	7,915	7,982
Liability for preferred shares	29	27
Total liabilities	866,995	810,638
EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2014 – 1,844.2, Oct. 31, 2013 – 1,838.9) (Note 14)	19,705	19,316
Preferred shares (millions of shares issued and outstanding: July 31, 2014 – 105.0, Oct. 31, 2013 – 135.8) (Note 14)	2,625	3,395
Treasury shares – common (millions of shares held: July 31, 2014 – (2.6), Oct. 31, 2013 – (3.9)) (Note 14)	(92)	(145)
Treasury shares – preferred (millions of shares held: July 31, 2014 – (0.1), Oct. 31, 2013 – (0.1)) (Note 14)	(2)	(2)
Contributed surplus	184	170
Retained earnings	26,970	23,982
Accumulated other comprehensive income (loss)	3,834	3,159
	53,224	49,875
Non-controlling interests in subsidiaries	1,531	1,508
Total equity	54,755	51,383
Total liabilities and equity	$921,750	$862,021

Certain comparative amounts have been restated as a result of the following: adoption of New IFRS Standards and Amendments (see Note 2), Stock Dividend (see Note 14), and reclassifications to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 52
INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Interest income
Loans	$4,962	$4,769	$14,762	$13,721
Securities
Interest	723	726	2,173	2,214
Dividends	298	269	861	783
Deposits with banks	19	21	68	66
	6,002	5,785	17,864	16,784
Interest expense
Deposits	1,060	1,117	3,204	3,335
Securitization liabilities	187	233	593	697
Subordinated notes and debentures	106	110	312	342
Preferred shares and capital trust securities	1	–	3	5
Other	213	180	625	514
	1,567	1,640	4,737	4,893
Net interest income	4,435	4,145	13,127	11,891
Non-interest income
Investment and securities services	871	724	2,471	2,102
Credit fees	211	202	633	594
Net securities gains (losses) (Note 4)	20	32	153	269
Trading income (losses)	(148)	(106)	(230)	(221)
Service charges	518	485	1,504	1,379
Card services	412	368	1,264	959
Insurance revenue	1,036	942	2,882	2,766
Trust fees	37	37	111	112
Other income (loss)	117	256	594	408
	3,074	2,940	9,382	8,368
Total revenue	7,509	7,085	22,509	20,259
Provision for credit losses (Note 5)	338	477	1,186	1,279
Insurance claims and related expenses	771	1,140	2,113	2,345
Non-interest expenses
Salaries and employee benefits (Note 16)	2,152	1,923	6,309	5,715
Occupancy, including depreciation	370	357	1,150	1,072
Equipment, including depreciation	212	212	589	622
Amortization of other intangibles	140	126	430	368
Marketing and business development	182	171	539	491
Brokerage-related fees	81	79	242	238
Professional and advisory services	244	247	678	709
Communications	73	73	210	211
Other	586	583	2,018	1,479
	4,040	3,771	12,165	10,905
Income before income taxes and equity in net income of an investment
in associate	2,360	1,697	7,045	5,730
Provision for (recovery of) income taxes	330	249	1,142	897
Equity in net income of an investment in associate, net of income taxes (Note 8)	77	75	234	191
Net income	2,107	1,523	6,137	5,024
Preferred dividends	25	38	111	136
Net income available to common shareholders and non-controlling interests
in subsidiaries	$2,082	$1,485	$6,026	$4,888
Attributable to:
Non-controlling interests in subsidiaries	$27	$26	$80	$78
Common shareholders	2,055	1,459	5,946	4,810
Weighted-average number of common shares outstanding (millions) (Note 18)
Basic	1,840.2	1,842.8	1,838.1	1,839.4
Diluted	1,846.5	1,848.1	1,844.3	1,847.0
Earnings per share (dollars) (Note 18)
Basic	$1.12	$0.79	$3.23	$2.61
Diluted	1.11	0.79	3.22	2.61
Dividends per share (dollars)	0.47	0.40	1.37	1.19

Certain comparative amounts have been restated as a result of the following: adoption of New IFRS Standards and Amendments (see Note 2), Stock Dividend (see Note 14), and reclassifications to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 53
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Net income	$2,107	$1,523	$6,137	$5,024
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	29	(536)	95	(486)
Reclassification to earnings of net losses (gains) in respect of available-for-sale
securities[2]	(28)	(37)	(141)	(211)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	(247)	823	2,129	1,133
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	4	(13)	4
Net foreign currency translation gains (losses) from hedging activities[4]	93	(304)	(858)	(412)
Reclassification to earnings of net losses (gains) on hedges of investments in
foreign operations[5]	–	(4)	13	(4)
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	(49)	(251)	885	49
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(170)	(446)	(1,435)	(1,067)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	(167)	287	(252)	144
	(539)	(464)	423	(850)
Comprehensive income (loss) for the period	$1,568	$1,059	$6,560	$4,174
Attributable to:
Preferred shareholders	$25	$38	$111	$136
Common shareholders	1,516	995	6,369	3,960
Non-controlling interests in subsidiaries	27	26	80	78
1	Net of income tax provision of $25 million for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax recovery of $309 million). Net of income tax provision of $58 million for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax recovery of $288 million).
2	Net of income tax provision of $9 million for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax provision of $15 million). Net of income tax provision of $66 million for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax provision of $106 million).
3	Net of income tax provision of nil for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax provision of nil). Net of income tax provision of nil for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax provision of nil).
4	Net of income tax provision of $33 million for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax recovery of $111 million). Net of income tax recovery of $303 million for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax recovery of $150 million).
5	Net of income tax provision of nil for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax provision of $1 million). Net of income tax recovery of $4 million for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax provision of $1 million).
6	Net of income tax recovery of $8 million for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax recovery of $119 million). Net of income tax provision of $553 million for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax provision of $51 million).
7	Net of income tax provision of $99 million for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax provision of $261 million). Net of income tax provision of $853 million for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax provision of $576 million).
8	Net of income tax recovery of $59 million for the three months ended July 31, 2014 (three months ended July 31, 2013 – net of income tax provision of $103 million). Net of income tax recovery of $89 million for the nine months ended July 31, 2014 (nine months ended July 31, 2013 – net of income tax provision of $52 million).

Certain comparative amounts have been restated as a result of the following: adoption of New IFRS Standards and Amendments (see Note 2), Stock Dividend (see Note 14), and reclassifications to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 54
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Common shares (Note 14)
Balance at beginning of period	$19,593	$19,133	$19,316	$18,691
Proceeds from shares issued on exercise of stock options	61	90	175	185
Shares issued as a result of dividend reinvestment plan	94	82	257	429
Purchase of shares for cancellation	(43)	(87)	(43)	(87)
Balance at end of period	19,705	19,218	19,705	19,218
Preferred shares (Note 14)
Balance at beginning of period	2,250	3,395	3,395	3,395
Issue of shares	1,000	–	1,000	–
Redemption of shares	(625)	–	(1,770)	–
Balance at end of period	2,625	3,395	2,625	3,395
Treasury shares – common (Note 14)
Balance at beginning of period	(120)	(126)	(145)	(166)
Purchase of shares	(1,044)	(1,031)	(3,075)	(2,565)
Sale of shares	1,072	1,013	3,128	2,587
Balance at end of period	(92)	(144)	(92)	(144)
Treasury shares – preferred (Note 14)
Balance at beginning of period	(1)	–	(2)	(1)
Purchase of shares	(58)	(24)	(111)	(57)
Sale of shares	57	21	111	55
Balance at end of period	(2)	(3)	(2)	(3)
Contributed surplus
Balance at beginning of period	173	190	170	196
Net premium (discount) on sale of treasury shares	14	(1)	29	(3)
Stock options (Note 15)	(4)	(8)	(8)	(14)
Other	1	–	(7)	2
Balance at end of period	184	181	184	181
Retained earnings
Balance at beginning of period	26,134	22,619	23,982	20,868
Transition adjustments on adoption of new and amended accounting
standards (Note 2)	–	–	–	(5)
Net income attributable to shareholders	2,080	1,497	6,057	4,946
Common dividends	(864)	(746)	(2,518)	(2,198)
Preferred dividends	(25)	(38)	(111)	(136)
Share issue expenses	(11)	–	(11)	–
Net premium on repurchase of common shares	(177)	(269)	(177)	(269)
Actuarial gains (losses) on employee benefit plans	(167)	287	(252)	144
Balance at end of period	26,970	23,350	26,970	23,350
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	685	1,351	732	1,475
Other comprehensive income (loss)	1	(573)	(46)	(697)
Balance at end of period	686	778	686	778
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	2,147	(224)	722	(426)
Other comprehensive income (loss)	(154)	519	1,271	721
Balance at end of period	1,993	295	1,993	295
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,374	2,275	1,705	2,596
Other comprehensive income (loss)	(219)	(697)	(550)	(1,018)
Balance at end of period	1,155	1,578	1,155	1,578
Total	3,834	2,651	3,834	2,651
Non-controlling interests in subsidiaries
Balance at beginning of period	1,534	1,492	1,508	1,477
Net income attributable to non-controlling interests in subsidiaries	27	26	80	78
Other	(30)	(19)	(57)	(56)
Balance at end of period	1,531	1,499	1,531	1,499
Total equity	$54,755	$50,147	$54,755	$50,147

Certain comparative amounts have been restated as a result of the following: adoption of New IFRS Standards and Amendments (see Note 2), Stock Dividend (see Note 14), and reclassifications to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 55
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Cash flows from (used in) operating activities
Net income before income taxes	$2,437	$1,772	$7,279	$5,921
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	338	477	1,186	1,279
Depreciation	121	131	390	388
Amortization of other intangibles	140	126	430	368
Net securities losses (gains) (Note 4)	(20)	(32)	(153)	(269)
Equity in net income of an investment in associate (Note 8)	(77)	(75)	(234)	(191)
Deferred taxes	148	(319)	171	(87)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 11, 13)	(106)	(214)	(236)	(500)
Securities sold short	1,497	(158)	(2,816)	6,427
Trading loans and securities	(2,288)	(2,184)	191	(2,268)
Loans net of securitization and sales	(10,523)	(7,015)	(20,357)	(22,013)
Deposits	22,350	17,937	47,395	35,595
Derivatives	1,357	(329)	(1,114)	(2,173)
Financial assets and liabilities designated at fair value through profit or loss	919	2	1,502	60
Securitization liabilities	(2,951)	(1,324)	(8,692)	(1,220)
Other	1,470	(275)	(3,975)	(1,064)
Net cash from (used in) operating activities	14,812	8,520	20,967	20,253
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	6,962	1,775	17,289	(7,030)
Repayment of subordinated notes and debentures	–	(900)	–	(3,400)
Repayment or redemption of liability for preferred shares and capital trust securities	–	1	2	(471)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	(59)	20	(67)	66
Common shares issued (Note 14)	52	76	147	151
Preferred shares issued (Note 14)	989	–	989	–
Repurchase of common shares	(220)	(356)	(220)	(356)
Redemption of preferred shares (Note 14)	(625)	–	(1,770)	–
Sale of treasury shares (Note 14)	1,143	1,033	3,268	2,639
Purchase of treasury shares (Note 14)	(1,102)	(1,055)	(3,186)	(2,622)
Dividends paid	(795)	(702)	(2,372)	(1,905)
Distributions to non-controlling interests in subsidiaries	(27)	(26)	(80)	(78)
Net cash from (used in) financing activities	6,318	(134)	14,000	(13,006)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,982)	(1,997)	(8,125)	(30)
Activities in available-for-sale securities (Note 4)
Purchases	(11,536)	(20,023)	(31,820)	(43,273)
Proceeds from maturities	5,238	8,562	23,303	27,014
Proceeds from sales	1,083	2,667	6,239	14,015
Activities in held-to-maturity securities (Note 4)
Purchases	(2,218)	(4,895)	(8,360)	(7,350)
Proceeds from maturities	1,478	1,567	5,381	2,074
Activities in debt securities classified as loans
Purchases	(4)	(20)	(30)	(483)
Proceeds from maturities	133	286	1,126	1,145
Proceeds from sales	10	808	10	822
Net purchases of premises, equipment, and other depreciable assets	(105)	(233)	(497)	(509)
Securities purchased (sold) under reverse repurchase agreements	(11,963)	4,516	(19,991)	5,168
Net cash acquired from (paid for) divestitures, acquisitions and the sale
of TD Ameritrade shares (Notes 8, 9)	(28)	358	(2,768)	(6,211)
Net cash from (used in) investing activities	(20,894)	(8,404)	(35,532)	(7,618)
Effect of exchange rate changes on cash and due from banks	(10)	43	83	2
Net increase (decrease) in cash and due from banks	226	25	(482)	(369)
Cash and due from banks at beginning of period	2,873	3,042	3,581	3,436
Cash and due from banks at end of period	$3,099	$3,067	$3,099	$3,067
Supplementary disclosure of cash flows from operating activities
Amount of Income taxes paid (refunded) during the period	$284	$110	$834	$793
Amount of interest paid during the period	1,732	1,868	4,990	5,445
Amount of interest received during the period	5,763	5,530	17,020	16,053
Amount of dividends received during the period	303	273	878	780

Certain comparative amounts have been restated as a result of the following: adoption of New IFRS Standards and Amendments (see Note 2), Stock Dividend (see Note 14), and reclassifications to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 56
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 to the Bank’s 2013 Annual Consolidated Financial Statements, as well as the new and amended IFRS standards (New IFRS Standards and Amendments) adopted retrospectively by the Bank as discussed in Note 2 below. In addition, the accompanying Interim Consolidated Financial Statements reflect the impact of the stock dividend, as discussed in Note 14, on the Bank’s basic and diluted earnings per share, as if it was retrospectively applied to all periods presented that occurred prior to the payment date of the stock dividend. The Bank’s comparative segment results for the periods prior to the segment realignment, which occurred on November 1, 2013, have been restated to reflect the segment realignment and is further discussed in Note 20. Certain comparative amounts have also been reclassified to conform with the presentation adopted in the current period.

The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 to the Bank’s 2013 Annual Consolidated Financial Statements, as well as Note 2 below. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2014, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on August 27, 2014.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2013 Annual Consolidated Financial Statements and the accompanying Notes and the shaded sections of the 2013 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 to the Bank’s 2013 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new and amended standards have been adopted by the Bank.

Consolidation

The following new and amended guidance relates to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11); and
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12).

The Bank also adopted related amendments to IFRS 10 and any conforming changes to related standards.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively, allowing for certain practical exceptions and transition relief. In order to adopt the above standards the Bank reassessed its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, structured entities such as special purpose entities (SPEs) and its involvement with other third party entities. Additional detail on the implementation of these standards is noted below.

Consolidated Financial Statements

The Bank consolidates an entity as a result of controlling the entity, based on the criteria described below.

The Bank controls an entity when it has the power to direct the activities of the entity which have the most significant impact on the entity’s risks and/or returns; is exposed to significant risks and/or returns arising from the entity; and is able to use its power to affect the risks and/or returns to which it is exposed. When assessing whether the Bank controls an entity, the entity’s purpose and design are considered in order to determine the activities which most significantly impact the entity’s risks and/or returns.

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity. The Bank also exercises judgment when determining whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty. These decisions are made based on the specific facts and circumstances relevant for the entity and related transaction(s) under consideration.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 57

On November 1, 2012, the transition date, the Bank’s adoption of IFRS 10 resulted in the deconsolidation of TD Capital Trust IV (Trust IV) which was previously consolidated by the Bank. Upon deconsolidation of Trust IV, the TD Capital Trust IV Notes (TD CaTS IV Notes) issued by Trust IV were removed from the Bank’s Interim Consolidated Financial Statements. This resulted in a decrease to liabilities related to capital trust securities of $1.75 billion which was replaced with an equivalent amount of deposit note liabilities issued by the Bank to Trust IV. The impact to the Bank’s opening retained earnings was a decrease of approximately $5 million due to the interest rate differential between the TD CaTS IV Notes and the deposit notes. Other than the deconsolidation of Trust IV, IFRS 10 did not result in a material impact on the financial position, cash flows, or earnings of the Bank.

Joint Arrangements

IFRS 11 replaces guidance previously provided in IAS 31 Interests in Joint Ventures (IAS 31) and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard outlines the principles relating to the accounting for joint arrangements which are arrangements where two or more parties have joint control. It also requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which was the accounting policy choice adopted by the Bank under IAS 31. On November 1, 2012, the transition date, the Bank’s adoption of IFRS 11 did not result in a material impact on the financial position, cash flows or earnings of the Bank.

Disclosure of Interests in Other Entities

IFRS 12 requires enhanced disclosures about both consolidated and unconsolidated entities in which the Bank has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control; any restrictions on consolidated assets and liabilities; risk exposures arising from involvement with unconsolidated structured entities; non-controlling interest holders’ involvement in the activities of consolidated entities; and the Bank’s exposure to associates and joint ventures. The adoption of IFRS 12 did not result in a material impact on the Interim Consolidated Financial Statements of the Bank, however the standard will result in additional disclosures, which will be presented by the Bank as at October 31, 2014, on a retrospective basis.

Fair Value Measurement

IFRS 13, Fair Value Measurement (IFRS 13), provides a single framework for fair value measurement and applies when other IFRS require or permit fair value measurements or disclosures. The standard provides guidance on measuring fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and is applied prospectively. This new standard did not have a material impact on the financial position, cash flows or earnings of the Bank; however the standard resulted in additional fair value disclosures which are disclosed in Note 3 of the Interim Consolidated Financial Statements on a prospective basis. Further disclosures will be presented by the Bank as at October 31, 2014.

Employee Benefits

The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Under the amended standard, the Bank has elected to reclassify cumulative actuarial gains and losses to retained earnings. Net interest expense or income is calculated by applying the discount rate to the net defined benefit asset or liability, and is recorded in the Interim Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments are recognized in income by the Bank when the curtailment occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. Furthermore, a termination benefit obligation is recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs.

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rate, compensation increases, health care cost trend rate, and mortality rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plan obligations which are recognized in other comprehensive income during the year, and also impact expenses in future periods.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively.

On November 1, 2011, the transition date, the amendments resulted in an increase to deferred tax assets of $74 million, a decrease to other assets of $112 million, an increase in other liabilities of $98 million and a decrease to retained earnings of $136 million.

Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7), issued in December 2011, provide common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. While the IFRS 7 amendments will result in additional disclosures, the amendments did not have a material impact on the Interim Consolidated Financial Statements of the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank. The disclosures required by the IFRS 7 amendments will be presented on a retrospective basis by the Bank as at October 31, 2014.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 58

Summary of Impact upon Adoption of New and Amended Standards

The following table summarizes the impact upon adoption of the new and amended standards.

Impact Upon Adoption of New and Amended Standards
(millions of Canadian dollars)	As at
	October 31, 2013
	Previously	IAS 19	IFRS 10 & 11	Total	Amount after
	reported	adjustment	adjustment	adjustments	adjustments
ASSETS
Interest-bearing deposits with banks	$28,855	$–	$(272)	$(272)	$28,583
Trading loans, securities, and other	101,928	–	12	12	101,940
Available-for-sale securities	79,541	–	3	3	79,544
Goodwill	13,297	–	(4)	(4)	13,293
Deferred tax assets	1,588	212	–	212	1,800
Other assets	9,990	(450)	(12)	(462)	9,528
	235,199	(238)	(273)	(511)	234,688
LIABILITIES
Deposits – Personal	319,749	–	(281)	(281)	319,468
Deposits – Business and government	203,204	–	1,784	1,784	204,988
Current income tax payable	134	–	3	3	137
Amounts payable to brokers, dealers and clients	8,908	–	(26)	(26)	8,882
Other liabilities	14,419	346	(7)	339	14,758
Liability for capital trust securities	1,740	–	(1,740)	(1,740)	–
	548,154	346	(267)	79	548,233
EQUITY
Retained earnings	24,565	(578)	(5)	(583)	23,982
Accumulated other comprehensive income (loss)	3,166	(6)	(1)	(7)	3,159
	$27,731	$(584)	$(6)	$(590)	$27,141

	For the twelve months ended October 31, 2013
Net income	$6,662	$(22)	$–	$(22)	$6,640

	As at
	July 31, 2013
	Previously	IAS 19	IFRS 10 & 11	Total	Amount after
	Reported	Adjustment	Adjustment	Adjustments	adjustments
ASSETS
Interest-bearing deposits with banks	$21,754	$–	$(216)	$(216)	$21,538
Trading loans, securities, and other	96,794	–	5	5	96,799
Available-for-sale securities	90,315	–	3	3	90,318
Goodwill	13,121	–	(1)	(1)	13,120
Deferred tax assets	1,392	326	–	326	1,718
Other assets	9,974	(476)	(12)	(488)	9,486
	233,350	(150)	(221)	(371)	232,979
LIABILITIES
Deposits – Personal	312,966	–	(242)	(242)	312,724
Deposits – Business and government	184,973	–	1,804	1,804	186,777
Current income tax payable	51	–	3	3	54
Amounts payable to brokers, dealers and clients	11,315	–	(25)	(25)	11,290
Other liabilities	12,756	619	(13)	606	13,362
Liability for capital trust securities	1,746	–	(1,746)	(1,746)	–
	523,807	619	(219)	400	524,207
EQUITY
Retained earnings	24,122	(769)	(3)	(772)	23,350
Accumulated other comprehensive income (loss)	2,650	–	1	1	2,651
	$26,772	$(769)	$(2)	$(771)	$26,001

	For the three months ended July 31, 2013
Net income	$1,527	$(4)	$–	$(4)	$1,523

	For the nine months ended July 31, 2013
Net income	$5,040	$(16)	$–	$(16)	$5,024

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 59

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, which clarifies the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank. The Bank is continuing to assess the impact of adopting the IAS 32 amendments.

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this interpretation.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: 1) Classification and measurement of financial assets and liabilities; 2) Impairment; and 3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively. Early adoption of IFRS 9 is permitted. IFRS 9 also permits early application of changes in the own credit risk provision, prior to adopting all other requirements within IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, including early application of the own credit risk provision.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39 which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively. The IAS 39 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank and have been retained in the final version of IFRS 9.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017, which will be November 1, 2017, for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets are carried at amortized cost and the fair value is disclosed below.

Determination of fair value

The fair value of financial instruments traded in active markets at the balance sheet date is based on their available quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

Valuation Governance

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which includes consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to be announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 60

The fair value of residential mortgage-backed securities is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity, and concentration.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading to available-for-sale, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-ask spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Interim Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, carrying value is assumed to approximate fair value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in over-the-counter (OTC) markets. The fair value determination of derivative financial instruments is described below.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 61

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond prices.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Interim Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair value for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Other Financial Liabilities Designated at Fair Value

For deposits designated at fair value through profit or loss, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs. The Bank currently issues mortgage loan commitments to its customers which allow them to lock in a fixed mortgage rate prior to their expected funding date. The Bank values loan commitments through the use of an option pricing model and with adjustments calculated using an expected funding ratio to arrive at the most representative fair value. The expected funding ratio represents the Bank’s best estimate, based on historical analysis, as to the amount of loan commitments that will actually fund. If commitment extensions are exercised by the borrower, the Bank will re-measure the written option at fair value.

Portfolio Exception

IFRS 13 provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

Fair Value of Assets and Liabilities not measured at Fair Value

The fair value of assets and liabilities not measured at fair value include loans, deposits, securitization liabilities, certain securities purchased and obligations relating to securities sold under reverse repurchase and repurchase agreements, subordinated notes and debentures, and liability for issued preferred shares and capital trust securities. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, and acceptances.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 62

Carrying Value and Fair Value of Financial Instruments and Commodities

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank. The table includes the fair value of commodities.

Financial Assets, Liabilities and Commodities
(millions of Canadian dollars)			As at
	July 31, 2014		October 31, 2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS AND COMMODITIES
Cash and due from banks	$3,099	$3,099	$3,581	$3,581
Interest-bearing deposits with banks	36,708	36,708	28,583	28,583
Trading loans, securities, and other
Government and government-related securities	28,292	28,292	32,861	32,861
Other debt securities	9,989	9,989	9,628	9,628
Equity securities	48,131	48,131	45,751	45,751
Trading loans	10,185	10,185	10,219	10,219
Commodities	5,099	5,099	3,414	3,414
Retained interests	53	53	67	67
Total trading loans, securities, and other	101,749	101,749	101,940	101,940
Derivatives	46,458	46,458	49,461	49,461
Financial assets designated at fair value through profit or loss	5,030	5,030	6,532	6,532
Available-for-sale securities
Government and government-related securities	30,871	30,871	37,897	37,897
Other debt securities	28,387	28,387	38,936	38,936
Equity securities[1]	1,880	1,880	1,806	1,806
Debt securities reclassified from trading	680	680	905	905
Total available-for-sale securities	61,818	61,818	79,544	79,544
Held-to-maturity securities[2]
Government and government-related securities	33,966	34,104	25,890	25,875
Other debt securities	22,556	22,654	4,071	4,075
Total held-to-maturity securities	56,522	56,758	29,961	29,950
Securities purchased under reverse repurchase agreements	84,274	84,274	64,283	64,283
Loans	465,941	467,684	444,922	445,935
Customers’ liability under acceptances	12,599	12,599	6,399	6,399
Amounts receivable from brokers, dealers and clients	8,383	8,383	9,183	9,183
Other assets	3,605	3,605	3,469	3,469

FINANCIAL LIABILITIES
Trading deposits	61,325	61,325	50,967	50,967
Derivatives	45,354	45,354	49,471	49,471
Securitization liabilities at fair value	13,151	13,151	21,960	21,960
Other financial liabilities designated at fair value through profit or loss	3,637	3,637	12	12
Deposits	573,678	575,402	541,605	543,080
Acceptances	12,599	12,599	6,399	6,399
Obligations related to securities sold short	39,013	39,013	41,829	41,829
Obligations related to securities sold under repurchase agreements	51,703	51,703	34,414	34,414
Securitization liabilities at amortized cost	25,709	26,024	25,592	25,864
Amounts payable to brokers, dealers and clients	10,116	10,116	8,882	8,882
Other liabilities	13,523	13,523	12,812	12,812
Subordinated notes and debentures	7,915	8,561	7,982	8,678
Liability for preferred shares and capital trust securities	$29	$40	$27	$45
1	As at July 31, 2014, the carrying values of certain available-for-sale equity securities of $5 million (October 31, 2013 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of a financial and non-financial asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar, but not identical assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes private equities, Federal Reserve and Federal Home Loan Bank stock and certain derivative contracts.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 63

The following table presents the levels within the fair value hierarchy for each of the financial assets, liabilities, and commodities measured at fair value, as at July 31, 2014, and October 31, 2013.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
			July 31, 2014				October 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$368	$8,718	$–	$9,086	$304	$12,908	$–	$13,212
Provinces	–	5,619	–	5,619	1	4,518	–	4,519
U.S. federal, state, municipal governments,
and agencies debt	2	9,817	–	9,819	105	11,250	–	11,355
Other OECD government guaranteed debt	–	2,801	–	2,801	–	2,685	–	2,685
Mortgage-backed securities	–	967	–	967	–	1,090	–	1,090
Other debt securities
Canadian issuers	–	3,103	38	3,141	–	2,943	5	2,948
Other issuers	–	6,775	73	6,848	–	6,596	84	6,680
Equity securities
Common shares	42,220	5,691	156	48,067	38,020	7,652	15	45,687
Preferred shares	58	–	6	64	64	–	–	64
Trading loans	–	10,185	–	10,185	–	10,219	–	10,219
Commodities	5,099	–	–	5,099	3,414	–	–	3,414
Retained interests	–	–	53	53	–	–	67	67
	47,747	53,676	326	101,749	41,908	59,861	171	101,940
Derivatives
Interest rate contracts	5	23,892	–	23,897	1	25,690	–	25,691
Foreign exchange contracts	106	14,626	13	14,745	168	14,106	13	14,287
Credit contracts	–	11	–	11	–	60	3	63
Equity contracts	1	6,326	1,068	7,395	–	8,131	958	9,089
Commodity contracts	26	378	6	410	60	263	8	331
	138	45,233	1,087	46,458	229	48,250	982	49,461
Financial assets designated at
fair value through profit or loss
Securities	811	4,213	–	5,024	670	5,853	–	6,523
Loans	–	–	6	6	–	–	9	9
	811	4,213	6	5,030	670	5,853	9	6,532
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	8,339	–	8,339	–	9,329	–	9,329
Provinces	–	4,138	87	4,225	–	2,588	–	2,588
U.S. federal, state, municipal governments,
and agencies debt	–	11,789	–	11,789	–	15,176	–	15,176
Other OECD government guaranteed debt	–	3,110	6	3,116	–	7,986	8	7,994
Mortgage-backed securities	–	3,402	–	3,402	–	2,810	–	2,810
Other debt securities
Asset-backed securities	–	18,814	–	18,814	–	29,320	–	29,320
Non-agency collateralized mortgage obligation portfolio	–	429	–	429	–	963	–	963
Corporate and other debt	–	9,124	20	9,144	–	8,634	19	8,653
Equity securities
Common shares[1,2]	227	225	1,248	1,700	197	222	1,215	1,634
Preferred shares	30	–	145	175	30	–	136	166
Debt securities reclassified from trading	–	379	301	680	–	677	228	905
	257	59,749	1,807	61,813	227	77,705	1,606	79,538
Securities purchased under reverse
repurchase agreements	$–	$7,675	$–	$7,675	$–	$5,331	$–	$5,331

FINANCIAL LIABILITIES
Trading deposits	$–	$59,724	$1,601	$61,325	$–	$49,571	$1,396	$50,967
Derivatives
Interest rate contracts	3	21,035	117	21,155	1	22,789	58	22,848
Foreign exchange contracts	99	15,373	11	15,483	149	15,535	12	15,696
Credit contracts	–	315	–	315	–	355	3	358
Equity contracts	–	6,497	1,573	8,070	–	8,892	1,350	10,242
Commodity contracts	25	304	2	331	56	266	5	327
	127	43,524	1,703	45,354	206	47,837	1,428	49,471
Securitization liabilities at fair value	–	13,151	–	13,151	–	21,960	–	21,960
Other financial liabilities designated
at fair value through profit or loss	–	3,625	12	3,637	–	–	12	12
Obligations related to securities sold short	14,187	24,805	21	39,013	17,698	24,124	7	41,829
Obligations related to securities sold
under repurchase agreements	$–	$7,831	$–	$7,831	$–	$5,825	$–	$5,825
1	As at July 31, 2014, the carrying values of certain available-for-sale equity securities of $5 million (October 31, 2013 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	As at July 31, 2014, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $931 million (October 31, 2013 – $930 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 64

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

During the three and nine months ended July 31, 2014, respectively, the Bank transferred $344 million and $1,017 million of trading securities from Level 1 to Level 2. During the same periods, respectively, the Bank transferred $29 million and $1,156 million of obligations related to securities sold short from Level 1 to Level 2. These transfers represented previously on-the-run treasury securities that are now off-the-run. There were no significant transfers between Level 1 and Level 2 for the three and nine months ended July 31, 2013.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 65

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and nine months ended July 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$18	$–	$–	$2	$–	$(10)	$28	$–	$38	$–
Other issuers	75	1	–	15	–	(22)	5	(1)	73	(2)
Equity securities
Common shares	–	–	–	156	–	–	–	–	156	–
Preferred shares	–	–	–	6	–	–	–	–	6	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Retained interests	58	1	–	–	–	(6)	–	–	53	(2)
	151	2	–	179	–	(38)	33	(1)	326	(4)
Financial assets designated
at fair value through
profit or loss
Loans	7	1	–	–	–	(2)	–	–	6	(1)
	7	1	–	–	–	(2)	–	–	6	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	186	1	–	–	–	–	–	(100)	87	1
Other OECD government
guaranteed debt	8	–	–	2	–	(4)	–	–	6	–
Other debt securities
Corporate and other debt	60	1	–	–	–	–	–	(41)	20	1
Equity securities
Common shares	1,204	3	14	49	–	(22)	–	–	1,248	14
Preferred shares	131	–	8	6	–	–	–	–	145	8
Debt securities reclassified
from trading	292	4	8	–	–	(3)	–	–	301	8
	$1,881	$9	$30	$57	$–	$(29)	$–	$(141)	$1,807	$32

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,526	$33	$–	$–	$191	$(129)	$–	$(20)	$1,601	$26
Derivatives[4]
Interest rate contracts	70	44	–	–	–	3	–	–	117	48
Foreign exchange contracts	(3)	1	–	–	–	–	–	–	(2)	2
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	425	77	–	(26)	49	(20)	–	–	505	77
Commodity contracts	(7)	–	–	–	–	3	–	–	(4)	1
	485	122	–	(26)	49	(14)	–	–	616	128
Other financial liabilities
designated at fair value
through profit or loss	15	(17)	–	–	25	(11)	–	–	12	(18)
Obligations related to
securities sold short	$16	$–	$–	$(16)	$–	$21	$–	$–	$21	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2014, consists of derivative assets of $1,087 million (May 1, 2014 – $995 million) and derivative liabilities of $1.7 billion (May 1, 2014 – $1.5 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 66

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$5	$–	$–	$9	$–	$(39)	$63	$–	$38	$–
Other issuers	84	4	–	134	–	(185)	37	(1)	73	(3)
Equity securities
Common shares	15	–	–	156	–	(15)	–	–	156	–
Preferred shares	–	–	–	60	–	(54)	2	(2)	6	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Retained interests	67	4	–	–	–	(18)	–	–	53	(6)
	171	8	–	359	–	(311)	102	(3)	326	(9)
Financial assets designated
at fair value through
profit or loss
Loans	9	1	–	–	–	(4)	–	–	6	(3)
	9	1	–	–	–	(4)	–	–	6	(3)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	1	–	–	–	–	186	(100)	87	1
Other OECD government
guaranteed debt	8	–	–	2	–	(4)	–	–	6	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	19	1	1	–	–	–	40	(41)	20	1
Equity securities
Common shares	1,215	7	21	79	–	(75)	1	–	1,248	21
Preferred shares	136	(6)	8	6	–	1	–	–	145	8
Debt securities reclassified
from trading	228	11	29	–	–	(12)	46	(1)	301	29
	$1,606	$14	$59	$87	$–	$(90)	$273	$(142)	$1,807	$60

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,396	$67	$–	$–	$510	$(349)	$1	$(24)	$1,601	$61
Derivatives[4]
Interest rate contracts	58	58	–	–	–	–	–	1	117	60
Foreign exchange contracts	(1)	–	–	–	–	(2)	1	–	(2)	1
Credit contracts	–	1	–	–	–	(1)	–	–	–	–
Equity contracts	392	162	–	(94)	170	(127)	2	–	505	161
Commodity contracts	(3)	(8)	–	–	–	8	(1)	–	(4)	(5)
	446	213	–	(94)	170	(122)	2	1	616	217
Other financial liabilities
designated at fair value
through profit or loss	12	(37)	–	–	66	(29)	–	–	12	(38)
Obligations related to
securities sold short	$7	$–	$–	$(10)	$–	$24	$–	$–	$21	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2014, consists of derivative assets of $1,087 million (November 1, 2013 – $982 million) and derivative liabilities of $1.7 billion (November 1, 2013 – $1.4 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 67

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$49	$–	$(46)	$–	$–	$3	$–
Other debt securities
Canadian issuers	17	–	–	63	–	(29)	5	–	56	–
Other issuers	45	(2)	–	143	–	(132)	43	(6)	91	(3)
Equity securities
Common shares	13	–	–	108	(1)	(12)	–	–	108	–
Preferred shares	51	–	–	4	(1)	(50)	–	–	4	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Retained interests	80	–	–	–	1	(7)	–	–	74	(4)
	206	(2)	–	367	(1)	(276)	48	(6)	336	(7)
Financial assets designated
at fair value through
profit or loss
Loans	11	1	–	–	–	(2)	–	–	10	(2)
	11	1	–	–	–	(2)	–	–	10	(2)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	2	–	–	–	–	–	8	–	10	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	54	–	(1)	7	–	1	–	(41)	20	–
Equity securities
Common shares	1,489	3	12	20	–	(70)	–	–	1,454	12
Preferred shares	144	–	1	–	–	–	–	–	145	1
Debt securities reclassified
from trading	224	3	(8)	–	–	1	–	–	220	(4)
	$1,913	$6	$4	$27	$–	$(68)	$8	$(41)	$1,849	$9

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$951	$(18)	$–	$–	$107	$(99)	$329	$–	$1,270	$(9)
Derivatives[4]
Interest rate contracts	97	(28)	–	–	–	(9)	–	–	60	(29)
Foreign exchange contracts	(1)	–	–	–	–	–	–	–	(1)	–
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	317	(1)	–	(23)	34	(16)	–	–	311	(1)
Commodity contracts	(3)	1	–	–	–	(1)	–	–	(3)	–
	410	(28)	–	(23)	34	(26)	–	–	367	(30)
Other financial liabilities
designated at fair value
through profit or loss	15	71	–	–	67	(96)	–	–	57	65
Obligations related to
securities sold short	$35	$–	$–	$(35)	$–	$20	$–	$–	$20	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2013, consists of derivative assets of $783 million (May 1, 2013 – $816 million) and derivative liabilities of $1.2 billion (May 1, 2013 – $1.2 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 68

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$99	$–	$(96)	$–	$–	$3	$–
Other debt securities
Canadian issuers	17	1	–	78	–	(58)	22	(4)	56	(1)
Other issuers	57	–	–	287	–	(309)	65	(9)	91	(4)
Equity securities
Common shares	77	–	–	119	–	(88)	–	–	108	–
Preferred shares	–	–	–	92	–	(88)	–	–	4	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Retained interests	85	5	–	–	10	(26)	–	–	74	(10)
	236	6	–	675	10	(665)	87	(13)	336	(15)
Financial assets designated
at fair value through
profit or loss
Loans	13	3	–	–	–	(6)	–	–	10	(4)
	13	3	–	–	–	(6)	–	–	10	(4)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	2	–	–	–	–	–	8	–	10	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	57	1	(3)	–	–	6	–	(41)	20	(3)
Equity securities
Common shares	1,446	30	24	84	–	(130)	–	–	1,454	31
Preferred shares	163	(1)	(12)	–	–	(5)	–	–	145	16
Debt securities reclassified
from trading	165	8	(1)	–	–	(4)	52	–	220	5
	$1,833	$38	$8	$84	$–	$(133)	$60	$(41)	$1,849	$49

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,100	$(52)	$–	$–	$233	$(334)	$333	$(10)	$1,270	$1
Derivatives[4]
Interest rate contracts	97	(34)	–	–	–	(3)	–	–	60	(31)
Foreign exchange contracts	(2)	2	–	–	–	1	(2)	–	(1)	2
Credit contracts	(1)	1	–	–	–	–	–	–	–	2
Equity contracts	320	56	–	(100)	138	(103)	–	–	311	57
Commodity contracts	(12)	6	–	–	–	3	–	–	(3)	–
	402	31	–	(100)	138	(102)	(2)	–	367	30
Other financial liabilities
designated at fair value
through profit or loss	17	40	–	–	135	(135)	–	–	57	29
Obligations related to
securities sold short	$21	$–	$–	$(31)	$–	$30	$–	$–	$20	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2013, consists of derivative assets of $783 million (November 1, 2012 – $749 million) and derivative liabilities of $1.2 billion (November 1, 2012 – $1.2 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 69

Valuation of assets and liabilities classified as Level 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each observable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. The price equivalent is expressed in points and represents a percentage of the par amount. There may be wide ranges depending on the liquidity of the securities. Prices at the lower end of the range are generally a result of securities that are written down.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the credit worthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit worthiness.

Prepayment Rate and Liquidation Rate

Expected future prepayment and liquidation rates are significant inputs for retained interests and represent the amount of unscheduled principal repayment. The prepayment rate and liquidation rate will be obtained from prepayment forecasts which are based on a number of factors such as historical prepayment rates for similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between asset class as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding Ratio

The funding ratio is a significant unobservable input required to value mortgage commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate and Liquidity Discount

Earnings multiple, discount rate and liquidity discount are significant inputs used when valuing certain equity securities. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Currency Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations, or currency specific foreign exchange spot and currency specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 70

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following table presents the Bank’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
(millions of Canadian dollars,							As at
except as noted)				July 31, 2014

				Significant
	Fair value	Fair value	Valuation	unobservable	Lower	Upper
	assets	liabilities	technique	inputs (Level 3)	range	range	Unit
Government and government-
related securities	$93	$ n/a1	Market comparable	Bond price equivalent	62	111	points

Other debt securities	432	n/a	Market comparable	New issue price	100	100%
				Bond price equivalent	–	129	points

Equity securities[2]	624	n/a	Market comparable	New issue price	100	100%
			Discounted cash flow	Discount rate	1	15%
			EBITDA multiple	Earnings multiple	4x	20x
			Market comparable	Price equivalent	98	98%

Retained interests	53	n/a	Discounted cash flow	Prepayment and liquidation rates	–	11%

Other financial assets designated
at fair value through profit or loss	6	n/a	Market comparable	Bond price equivalent	107	107	points

Derivatives
Interest rate contracts	–	117	Swaption model	Currency specific volatility	10	155%

Foreign exchange contracts	13	11	Option model	Currency specific volatility	5	18%

Credit contracts	–	–	Discounted cash flow	Credit spread	5	106	bps

Equity contracts	1,068	1,573	Option model	Price correlation	14	86%
				Quanto correlation	(40)	17%
				Dividend yield	–	7%
				Equity volatility	9	110%

Commodity contracts	6	2	Option model	Quanto correlation	(45)	(25)%
				Swaption correlation	34	46%
Trading deposits	n/a	1,601	Option model	Price correlation	–	99%
				Quanto correlation	(45)	17%
				Dividend yield	–	8%
				Equity volatility	9	62%
			Swaption model	Currency specific volatility	10	155%
Other financial liabilities designated
at fair value through profit or loss	n/a	12	Discounted cash flow	Funding ratio	2	45%

Obligations related to securities
sold short	n/a	21	Market comparable	New issue price	100	100%
1	Not applicable.
2	As at July 31, 2014, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $931 million (October 31, 2013 – $930 million) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market hence these securities have not been subjected to the sensitivity analysis.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 71

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at July 31, 2014, and October 31, 2013, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits, the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Assets and Liabilities
(millions of Canadian dollars)	As at
	July 31, 2014		October 31, 2013
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Equity securities
Common shares	$8	$8	$1	$1
Preferred shares	–	–	–	–
Retained interests	3	–	5	2
	11	8	6	3
Derivatives
Interest rate contracts	–	–	–	–
Foreign exchange contracts	–	–	–	–
Equity contracts	20	20	30	35
	20	20	30	35
Available-for-sale securities
Government and government related securities
Provinces	–	–	–	–
Other OECD government guaranteed debt	–	–	1	1
Other debt securities
Corporate and other debt	2	–	2	–
Equity securities
Common shares	52	19	45	18
Preferred shares	8	8	7	7
Debt securities reclassified from trading	4	4	4	4
	66	31	59	30
FINANCIAL LIABILITIES
Trading deposits	6	10	5	9
Derivatives
Interest rate contracts	20	16	23	17
Equity contracts	29	29	49	42
	49	45	72	59
Other financial liabilities designated at fair value through profit or loss	2	2	2	2
Obligations related to security sold short	1	1	–	–
Total	$155	$117	$174	$138

Generally, the best evidence of a financial instrument’s fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Balance as at beginning of period	$39	$40	$41	$48
New transactions	11	13	37	18
Recognized in the Interim Consolidated Statement of Income during the period	(12)	(23)	(40)	(36)
Balance as at July 31	$38	$30	$38	$30

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 72

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $6 million as at July 31, 2014 (October 31, 2013 –

$9 million), which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank’s Risk Management Group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.

The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $19 million less than the carrying amount as at July 31, 2014 (October 31, 2013 – $123 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. The amount the Bank would be contractually required to pay at maturity for the deposits designated at fair value through profit or loss was $62 million less than the carrying amount as at July 31, 2014 (October 31, 2013 – nil). As at July 31, 2014, the fair value of deposits designated at fair value through profit or loss includes $6 million of the Bank’s own credit risk (October 31, 2013 – nil). Due to the short-term nature of the loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three and nine months ended July 31, 2014, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $18 million and $43 million, respectively (three and nine months ended July 31, 2013 – $(176) million and $(157) million, respectively).

NOTE 4: SECURITIES

reclassification of certain debt securities – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $680 million as at July 31, 2014 (October 31, 2013 – $905 million). For the three and nine months ended July 31, 2014, net interest income of $10 million and $31 million after tax, respectively (three and nine months ended July 31, 2013 – $16 million and $48 million after tax, respectively), was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended July 31, 2014, of $11 million after tax and the decrease in fair value during the nine months ended July 31, 2014, of $15 million after tax (three and nine months ended July 31, 2013 – decrease of $22 million and $29 million after tax, respectively) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended July 31, 2014, of $11 million after tax and a decrease in net income for the nine months ended July 31, 2014, of $15 million after tax (three and nine months ended July 31, 2013 – decrease of $22 million and $29 million after tax, respectively). During the three and nine months ended July 31, 2014, reclassified debt securities with a fair value of $50 million and $266 million, respectively (three and nine months ended July 31, 2013 – $145 million and $349 million, respectively) were sold or matured, and $1 million and $14 million after tax was recorded in net gains from available-for-sale securities during the three and nine months ended July 31, 2014, respectively (three and nine months ended July 31, 2013 – $10 million and $25 million after tax, respectively).

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 73

ReclassificationS of certain securities from available-for-sale to held-to-maturity

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

a)	On March 1, 2013, the Bank reclassified certain debt securities totalling $11.1 billion from available-for-sale to held-to-maturity. The fair value and carrying value of the reclassified debt securities was $7.4 billion and $7.4 billion, respectively, as at July 31, 2014 (October 31, 2013 – $9.4 billion and $9.4 billion, respectively). On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.8% with expected recoverable cash flows, on an undiscounted basis, of $11.3 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in accumulated other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been a decrease of $9 million and $34 million, respectively, during the three and nine months ended July 31, 2014 (a decrease of $56 million and a decrease of $56 million, respectively, during the three months ended July 31, 2013, and the period March 1, 2013, to July 31, 2013). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three	For the nine	For the three
	months ended	months ended	months ended	For the period
				March 1, 2013 to
	July 31, 2014	July 31, 2014	July 31, 2013	July 31, 2013
Net interest income[1]	$31	$106	$46	$78
Net income before income taxes	31	106	46	78
Provision for (recovery of) income taxes	8	27	12	20
Net income	$23	$79	$34	$58
1	Includes amortization of the net unrealized gains associated with these reclassified debt securities of $23 million and $81 million, respectively, during the three and nine months ended July 31, 2014 ($38 million and $64 million, respectively, during the three months ended July 31, 2013, and the period March 1, 2013, to July 31, 2013), that was included in accumulated other comprehensive income on the date of reclassification. The amortization of these gains is presented as Reclassification to earnings of net losses (gains) in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income.

b)	On September 23, 2013, the Bank reclassified certain debt securities totaling $9.9 billion from available-for-sale to held-to-maturity. The fair value and carrying value of the reclassified debt securities was $9.7 billion and $9.7 billion, respectively, as at July 31, 2014 (October 31, 2013 – $10.0 billion and $9.9 billion, respectively). On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.9% with expected recoverable cash flows, on an undiscounted basis, of $10.7 billion. Subsequent to the date of reclassification, the net unrealized loss recognized in accumulated other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been a decrease of $8 million and $10 million, respectively, during the three and nine months ended July 31, 2014. After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended	For the nine months ended
	July 31, 2014	July 31, 2014
Net interest income[1]	$43	$134
Net income before income taxes	43	134
Provision for (recovery of) income taxes	17	52
Net income	$26	$82
1	Includes amortization of the net unrealized losses associated with these reclassified debt securities of $6 million and $18 million, respectively, during the three and nine months ended July 31, 2014, that was included in accumulated other comprehensive income on the date of reclassification. The amortization of these losses is presented as Reclassification to earnings of net losses (gains) in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income.

c)	On November 1, 2013, the Bank reclassified certain debt securities totaling $21.6 billion from available-for-sale to held-to-maturity. The fair value and carrying value of the reclassified debt securities was $21.6 billion and $21.5 billion, respectively, as at July 31, 2014. On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.1% with expected recoverable cash flows, on an undiscounted basis, of $24.5 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in accumulated other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been an increase of $22 million and $93 million, respectively, during the three and nine months ended July 31, 2014. After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended	For the nine months ended
	July 31, 2014	July 31, 2014
Net interest income[1]	$57	$173
Net income before income taxes	57	173
Provision for (recovery of) income taxes	22	67
Net income	$35	$106
1	Includes amortization of the net unrealized gains associated with these reclassified debt securities of $4 million and $9 million, respectively, during the three and nine months ended July 31, 2014, that was included in accumulated other comprehensive income on the date of reclassification. The amortization of these gains is presented as Reclassification to earnings of net losses (gains) in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 74

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at July 31, 2014, and October 31, 2013.

Unrealized Securities Gains (Losses)
(millions of Canadian dollars)							As at
			July 31, 2014				October 31, 2013
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$8,284	$55	$–	$8,339	$9,301	$32	$(4)	$9,329
Provinces	4,193	32	–	4,225	2,569	21	(2)	2,588
U.S. federal, state, municipal governments, and
agencies debt	11,621	203	(35)	11,789	14,971	269	(64)	15,176
Other OECD government guaranteed debt	3,115	8	(7)	3,116	7,978	23	(7)	7,994
Mortgage-backed securities	3,363	39	–	3,402	2,791	22	(3)	2,810
	30,576	337	(42)	30,871	37,610	367	(80)	37,897
Other debt securities
Asset-backed securities	18,747	76	(9)	18,814	29,252	136	(68)	29,320
Non-agency collateralized mortgage obligation
portfolio	427	2	–	429	948	15	–	963
Corporate and other debt	9,018	149	(23)	9,144	8,471	206	(24)	8,653
	28,192	227	(32)	28,387	38,671	357	(92)	38,936
Equity securities
Common shares	1,578	140	(13)	1,705	1,560	108	(28)	1,640
Preferred shares	152	23	–	175	152	15	(1)	166
	1,730	163	(13)	1,880	1,712	123	(29)	1,806
Debt securities reclassified from trading[2]	624	60	(4)	680	835	86	(16)	905
Total available-for-sale securities	$61,122	$787	$(91)	$61,818	$78,828	$933	$(217)	$79,544

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$–	$–	$–	$–	$259	$–	$–	$259
U.S. federal, state, municipal governments, and
agencies debt	18,386	91	(85)	18,392	12,551	44	(82)	12,513
Other OECD government guaranteed debt	15,580	136	(4)	15,712	13,080	29	(6)	13,103
	33,966	227	(89)	34,104	25,890	73	(88)	25,875
Other debt securities
Asset-backed securities	17,609	95	(1)	17,703	1,239	8	–	1,247
Non-agency collateralized mortgage obligation
portfolio	613	1	(1)	613	–	–	–	–
Other issuers	4,334	28	(24)	4,338	2,832	9	(13)	2,828
	22,556	124	(26)	22,654	4,071	17	(13)	4,075
Total held-to-maturity securities	56,522	351	(115)	56,758	29,961	90	(101)	29,950
Total securities	$117,644	$1,138	$(206)	$118,576	$108,789	$1,023	$(318)	$109,494
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	As at July 31, 2014, includes fair value of corporate and other debt securities of $680 million (October 31, 2013 – $905 million).

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Net realized gains (losses)
Available-for-sale securities	$22	$35	$163	$276
Impairment losses
Available-for-sale securities[1]	(2)	(3)	(10)	(7)
Total	$20	$32	$153	$269
1	None of the impairment losses for the three and nine months ended July 31, 2014 (three and nine months ended July 31, 2013 – nil), related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-for-sale section of the Note.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 75

NOTE 5: LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
								As at July 31, 2014
Residential mortgages[2,3,4]	$190,095	$2,326	$718	$193,139	$–	$21	$48	$69	$193,070
Consumer instalment and other personal[5]	114,733	5,676	783	121,192	–	113	550	663	120,529
Credit card	23,498	1,747	282	25,527	–	199	805	1,004	24,523
Business and government[2,3,4]	122,531	1,104	853	124,488	145	19	715	879	123,609
	$450,857	$10,853	$2,636	$464,346	$145	$352	$2,118	$2,615	$461,731
Debt securities classified as loans				2,771	195	–	93	288	2,483
Acquired credit-impaired loans				1,829	12	90	–	102	1,727
Total				$468,946	$352	$442	$2,211	$3,005	$465,941

								As at October 31, 2013
Residential mortgages[2,3,4]	$182,169	$2,459	$706	$185,334	$–	$22	$65	$87	$185,247
Consumer instalment and other personal[5]	112,528	5,648	737	118,913	–	118	541	659	118,254
Credit card	20,620	1,299	269	22,188	–	128	714	842	21,346
Business and government[2,3,4]	112,779	1,354	980	115,113	151	30	698	879	114,234
	$428,096	$10,760	$2,692	$441,548	$151	$298	$2,018	$2,467	$439,081
Debt securities classified as loans				3,744	173	–	98	271	3,473
Acquired credit-impaired loans				2,485	24	93	–	117	2,368
Total				$447,777	$348	$391	$2,116	$2,855	$444,922
1	Excludes allowance for off-balance sheet positions.
2	Excludes trading loans with a fair value of $10.2 billion as at July 31, 2014 (October 31, 2013 – $10.2 billion), and amortized cost of $9.8 billion as at July 31, 2014 (October 31, 2013 – $9.9 billion), and loans designated at fair value through profit or loss of $6 million as at July 31, 2014 (October 31, 2013 – $9 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
3	Includes insured mortgages of $129.3 billion as at July 31, 2014 (October 31, 2013 – $129.8 billion).
4	As at July 31, 2014, impaired loans with a balance of $454 million did not have a related allowance for loan losses (October 31, 2013 – $497 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
5	Includes Canadian government-insured real estate personal loans of $24.7 billion as at July 31, 2014 (October 31, 2013 – $26.7 billion).

RENEGOTIATED LOANS

In cases where a borrower experiences financial difficulties the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the modified loan’s estimated realizable value, discounted at the original loan’s effective interest rate, has decreased as a result of the modification, additional impairment is recorded. Once modified, if a loan was classified as impaired prior to the modification, the loan is generally assessed for impairment consistent with the Bank’s existing policies for impairment.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $203 million as at July 31, 2014 (October 31, 2013 – $233 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 76

The change in the Bank’s allowance for credit losses as at July 31 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)				Recoveries
	Balance as at	Provision		of amounts		Exchange	Balance as at
	November 1	for credit	Amounts	written off in	Disposals	and other	July 31
	2013	losses	written off	previous periods	of loans	movements	2014
Counterparty-specific allowance
Business and government	$151	$58	$(112)	$56	$–	$(8)	$145
Debt securities classified as loans	173	16	(2)	–	–	8	195
Total counterparty-specific allowance excluding
acquired credit-impaired loans	324	74	(114)	56	–	–	340
Acquired credit-impaired loans[1,2]	24	(3)	(3)	1	–	(7)	12
Total counterparty-specific allowance	348	71	(117)	57	–	(7)	352
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	17	(30)	12	–	–	21
Consumer instalment and other personal	118	416	(607)	184	–	2	113
Credit card	128	571	(620)	121	–	(1)	199
Business and government	30	19	(53)	22	–	1	19
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	298	1,023	(1,310)	339	–	2	352
Acquired credit-impaired loans[1,2]	93	5	(13)	3	–	2	90
Total collectively assessed allowance for
individually insignificant impaired loans	391	1,028	(1,323)	342	–	4	442
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	65	(18)	–	–	–	1	48
Consumer instalment and other personal	565	(2)	–	–	–	12	575
Credit card	767	142	–	–	–	14	923
Business and government	833	(25)	–	–	–	26	834
Debt securities classified as loans	98	(10)	–	–	–	5	93
Total collectively assessed allowance for
incurred but not identified credit losses	2,328	87	–	–	–	58	2,473
Allowance for credit losses
Residential mortgages	87	(1)	(30)	12	–	1	69
Consumer instalment and other personal	683	414	(607)	184	–	14	688
Credit card	895	713	(620)	121	–	13	1,122
Business and government	1,014	52	(165)	78	–	19	998
Debt securities classified as loans	271	6	(2)	–	–	13	288
Total allowance for credit losses excluding
acquired credit-impaired loans	2,950	1,184	(1,424)	395	–	60	3,165
Acquired credit-impaired loans[1,2]	117	2	(16)	4	–	(5)	102
Total allowance for credit losses	3,067	1,186	(1,440)	399	–	55	3,267
Less: Allowance for off-balance sheet
positions[3]	212	46	–	–	–	4	262
Allowance for loan losses	$2,855	$1,140	$(1,440)	$399	$–	$51	$3,005
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 77

Allowance for Credit Losses
(millions of Canadian dollars)				Recoveries
	Balance as at	Provision		of amounts		Exchange	Balance as at
	November 1	for credit	Amounts	written off in	Disposals	and other	July 31
	2012	losses	written off	previous periods	of loans	movements	2013
Counterparty-specific allowance
Business and government	$170	$138	$(160)	$37	$–	$(9)	$176
Debt securities classified as loans	185	13	(11)	–	(22)	6	171
Total counterparty-specific allowance excluding
acquired credit-impaired loans	355	151	(171)	37	(22)	(3)	347
Acquired credit-impaired loans[1,2]	31	10	(9)	5	–	(9)	28
Total counterparty-specific allowance	386	161	(180)	42	(22)	(12)	375
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	27	21	(42)	15	–	–	21
Consumer instalment and other personal	118	469	(606)	129	–	2	112
Credit card	83	402	(441)	81	–	–	125
Business and government	22	46	(65)	26	–	1	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	250	938	(1,154)	251	–	3	288
Acquired credit-impaired loans[1,2]	67	40	(18)	4	–	10	103
Total collectively assessed allowance for
individually insignificant impaired loans	317	978	(1,172)	255	–	13	391
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	50	60	–	–	–	1	111
Consumer instalment and other personal	452	98	–	–	–	3	553
Credit card	671	21	–	–	–	2	694
Business and government	824	(21)	–	–	–	17	820
Debt securities classified as loans	155	(18)	–	–	(19)	4	122
Total collectively assessed allowance for
incurred but not identified credit losses	2,152	140	–	–	(19)	27	2,300
Allowance for credit losses
Residential mortgages	77	81	(42)	15	–	1	132
Consumer instalment and other personal	570	567	(606)	129	–	5	665
Credit card	754	423	(441)	81	–	2	819
Business and government	1,016	163	(225)	63	–	9	1,026
Debt securities classified as loans	340	(5)	(11)	–	(41)	10	293
Total allowance for credit losses excluding
acquired credit-impaired loans	2,757	1,229	(1,325)	288	(41)	27	2,935
Acquired credit-impaired loans[1,2]	98	50	(27)	9	–	1	131
Total allowance for credit losses	2,855	1,279	(1,352)	297	(41)	28	3,066
Less: Allowance for off-balance sheet
positions[3]	211	(9)	–	–	–	1	203
Allowance for loan losses	$2,644	$1,288	$(1,352)	$297	$(41)	27	$2,863
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 78

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date.

The following table summarizes loans that are contractually past due but not impaired as at July 31, 2014, and October 31, 2013. U.S. Retail may grant a grace period of up to 15 days depending on the product type and the borrower. There were $1.8 billion as at July 31, 2014 (October 31, 2013 – $2.0 billion), of U.S. Retail loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	1-30	31-60	61-89
	days	days	days	Total
	As at July 31, 2014
Residential mortgages	$1,473	$743	$110	$2,326
Consumer instalment and other personal	4,841	682	153	5,676
Credit card	1,321	280	146	1,747
Business and government	932	119	53	1,104
Total	$8,567	$1,824	$462	$10,853

	As at October 31, 2013
Residential mortgages	$1,560	$785	$114	$2,459
Consumer instalment and other personal	4,770	695	183	5,648
Credit card	956	216	127	1,299
Business and government	974	325	55	1,354
Total	$8,260	$2,021	$479	$10,760
1	Excludes all ACI loans and debt securities classified as loans.

Collateral

As at July 31, 2014, the fair value of financial collateral held against loans that were past due but not impaired was $310 million (October 31, 2013 – $172 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

GROSS IMPAIRED DEBT SECURITIES CLASSIFIED AS LOANS

As at July 31, 2014, impaired loans exclude $1.2 billion (October 31, 2013 – $1.2 billion) of gross impaired debt securities classified as loans. Subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the credit card portfolios of MBNA Canada (MBNA), Target Corporation (Target), and Aeroplan, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, $327 million, $143 million, and $32 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, $129 million, $85 million, and $10 million, respectively, at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	July 31	October 31
	2014	2013
FDIC-assisted acquisitions
Unpaid principal balance[1]	$723	$836
Credit related fair value adjustments[2]	(19)	(27)
Interest rate and other related premium/(discount)	(22)	(22)
Carrying value	682	787
Counterparty-specific allowance[3]	(2)	(5)
Allowance for individually insignificant impaired loans[3]	(50)	(55)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	630	727
South Financial
Unpaid principal balance[1]	1,186	1,700
Credit related fair value adjustments[2]	(25)	(33)
Interest rate and other related premium/(discount)	(33)	(48)
Carrying value	1,128	1,619
Counterparty-specific allowance[3]	(10)	(19)
Allowance for individually insignificant impaired loans[3]	(40)	(38)
Carrying value net of related allowance – South Financial	1,078	1,562
Other[5]
Unpaid principal balance[1]	45	105
Credit related fair value adjustments[2]	(26)	(26)
Carrying value	19	79
Carrying value net of related allowance – Other	19	79
Total carrying value net of related allowance – Acquired credit-impaired loans	$1,727	$2,368
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial, MBNA, Target, and Aeroplan.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 79

FDIC COVERED LOANS

As at July 31, 2014, the balance of FDIC covered loans was $682 million (October 31, 2013 – $787 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at July 31, 2014, the balance of indemnification assets was $70 million (October 31, 2013 – $81 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans to SPEs or non-SPE third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust as part of the Canada Mortgage Bond (CMB) program, sold to third-party investors, or are held by the Bank. The securitization of these residential mortgages do not qualify for derecognition as the Bank continues to be exposed to substantially all of the risks of the residential mortgages.

The Bank securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition from the Bank’s Interim Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes business and government loans to SPEs or non-SPEs. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated structured entities, including SPEs. See Note 7 for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	July 31, 2014		October 31, 2013
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction:
Securitization of residential mortgage loans	$34,614	$34,358	$39,685	$39,386
Securitization of business and government loans	2	2	21	21
Other financial assets transferred related to securitization[1]	3,760	3,759	6,911	6,832
Total	38,376	38,119	46,617	46,239
Associated liabilities[2]	$(39,175)	$(38,860)	$(47,823)	$(47,552)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $25.7 billion as at July 31, 2014 (October 31, 2013 – $25.6 billion), and securitization liabilities carried at fair value of $13.2 billion as at July 31, 2014 (October 31, 2013 – $22.0 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized financial assets, such as commodities, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	July 31	October 31
	2014	2013
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$15,127	$16,658
Securities lending agreements	13,255	12,827
Total	28,382	29,485
Carrying amount of associated liabilities[1]	$14,798	$16,775
1	Associated liabilities are all related to repurchase agreements.

Transferred Financial Assets that are Derecognized in their Entirety but where the Bank has a Continuing Involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at July 31, 2014, the fair value of retained interests was $46 million (October 31, 2013 – $52 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the three and nine months ended July 31, 2014, the trading income recognized on the retained interest was $1 million and $2 million, respectively (three and nine months ended July 31, 2013 – nil and $1 million, respectively).

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 80

Certain portfolios of U.S. residential mortgages are sold and derecognized from the Bank’s Interim Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at July 31, 2014, the carrying value of these servicing rights was $17 million (October 31, 2013 – $17 million) and the fair value was $22 million (October 31, 2013 – $22 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the three and nine months ended July 31, 2014, was nil and $7 million, respectively (three and nine months ended July 31, 2013 – $5 million and $31 million, respectively).

NOTE 7: STRUCTURED ENTITIES

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES

Structured entities, including SPEs, are entities that are created to accomplish a narrow and well-defined objective. Structured entities such as SPEs may take the form of a corporation, trust, partnership or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee or management over the operations of the entity. Typically, structured entities may not be controlled directly through holding more than half of the voting power of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the SPE indicates that the structured entity is controlled by the Bank. The Bank’s interests in consolidated structured entities, including SPEs, are discussed as follows:

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the Bank has power over the key economic activities of the entity and is exposed to significant variable returns from the entity, consolidation is required. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements.

Credit Card Loans

The Bank securitizes credit card loans through a consolidated SPE as it serves as a financing vehicle for the Bank’s assets. The Bank has power over the key economic decisions of the SPE and is exposed to the majority of the residual risks of the SPE. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. During the quarter, the notes issued by the SPE matured and as a result, there are currently no outstanding note issuances.

Covered Bond Programs

The Bank has two covered bond programs, both of which have an SPE that guarantees the principal and interest payments in respect of the covered bonds issued by the Bank. Under both programs, the Bank provided a loan to the SPEs to facilitate the purchase of assets. Under the first program, the Bank sold insured consumer instalment and other personal loans to the SPE.

During the quarter, the Bank established a second covered bond program and sold uninsured residential mortgages to the SPE. The program permits the Bank to issue different series of covered bonds provided that the SPE has sufficient assets available as stipulated by the program requirements. During the second quarter of 2014, the Bank issued its first series of covered bonds under the second covered bond program.

For both programs, the Bank is restricted from accessing the SPE's assets under the relevant arrangements.

Other Significant Consolidated Special Purpose Entities

The Bank consolidates one other significant SPE as it was created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPE. This SPE is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. Further, as at July 31, 2014, the Bank has currently committed to provide an additional $48 million (October 31, 2013 – $53 million) in funding to the SPE.

The following table presents information related to the Bank’s significant consolidated SPEs.

Significant Consolidated SPEs
(millions of Canadian dollars)									As at
									July 31, 2014
					Covered bonds
	Consumer				Consumer		Covered bonds
	instalment and				instalment and		Residential
	other personal loans		Credit cards		other personal loans		mortgages		Other
	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value	Value	Value	Value	Value	Value	Value
Assets reported as loans[1,2]	$7,181	$7,181	$–	$–	$10,887	$10,873	$7,991	$7,948	$334	$334
Associated liabilities	7,208	7,181	–	–	11,029	10,913	2,551	2,546	334	334

									October 31, 2013
Assets reported as loans[1,2]	$6,141	$6,141	$649	$649	$11,588	$11,603	$–	$–	$312	$312
Associated liabilities	6,142	6,141	656	649	10,621	10,443	–	–	312	312
1	The SPE's assets are comprised of loans, and also include cash and cash equivalents.
2	$1.1 billion of the underlying personal loans was government insured (October 31, 2013 – $1.1 billion).

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 81

SIGNIFICANT NON-CONSOLIDATED STRUCTURED ENTITIES

The Bank holds interests in certain significant non-consolidated structured entities, including SPEs, when the substance of the relationship between the Bank and the structured entity indicates that the entity is not controlled by the Bank. The Bank’s interests in these non-consolidated structured entities, including SPEs, are as follows:

Multi-Seller Conduits

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (that is, draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement through the loan facilities to the trust.

From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the three and nine months ended July 31, 2014, and July 31, 2013, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making and investment activities in ABCP. As at July 31, 2014, the Bank held $1.5 billion (October 31, 2013 – $1.7 billion) of ABCP inventory, respectively, out of $9.5 billion (October 31, 2013 – $9.6 billion) total outstanding ABCP issued by the conduits. The commercial paper held is classified as Trading or Available-for-sale securities on the Interim Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process.

The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.6 billion as at July 31, 2014 (October 31, 2013 – $9.6 billion). Further, the Bank has committed to an additional $1.5 billion (October 31, 2013 – $2 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits.

NOTE 8: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. As at July 31, 2014, the Bank’s reported investment in TD Ameritrade was 40.72% (October 31, 2013 – 42.22%) of the outstanding shares of TD Ameritrade with a fair value of $7.8 billion (October 31, 2013 – $6.6 billion) based on the closing price of US$32.12 (October 31, 2013 – US$27.26) on the New York Stock Exchange.

On December 6, 2013, the Bank completed a private sale of 5.5 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$28.22, a 3% discount to the market price of US$29.09. On February 13, 2014, the Bank completed another private sale of 4 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$32.05, a 3.3% discount to the closing market price of US$33.14. For the three and nine months ended July 31, 2014, the Bank recognized gains on the sale of TD Ameritrade shares of nil and $85 million after tax, respectively. During the three and nine months ended July 31, 2014, TD Ameritrade repurchased 4 million shares (for the year ended October 31, 2013 – nil), resulting in the Bank's ownership position in TD Ameritrade of 40.72% as at July 31, 2014. The Bank will continue to account for its investment using the equity method.

On December 5, 2013, the Stockholders Agreement was extended by five years to January 24, 2021, and amended such that beginning January 24, 2016, if stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank’s commercial judgment as to the optimal timing, amount and method of sales with a view to maximizing proceeds from such sales. Additionally, beginning January 24, 2016, in the event that stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%: (i) the Bank has no absolute obligation to reduce its ownership percentage to 45% by the termination of the Stockholders Agreement; and (ii) stock repurchases cannot result in the Bank’s ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of eleven members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its Chief Operating Officer, two independent directors of TD, and a former independent director of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three and nine months ended July 31, 2014, and July 31, 2013, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are included in the following table.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	June 30	September 30
	2014	2013
Assets
Receivables from brokers, dealers, and clearing organizations	$1,434	$1,406
Receivables from clients, net	12,246	9,368
Other assets	12,031	11,994
Total assets	$25,711	$22,768
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,766	$2,057
Payable to clients	15,555	13,746
Other liabilities	2,267	2,089
Total liabilities	20,588	17,892
Stockholders’ equity[2]	5,123	4,876
Total liabilities and stockholders’ equity	$25,711	$22,768
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2	The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles and the cumulative translation adjustment.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 82

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
Revenues
Net interest revenue	$162	$123	$456	$353
Fee-based and other revenue	670	619	2,062	1,719
Total revenues	832	742	2,518	2,072
Operating expenses
Employee compensation and benefits	206	180	611	527
Other	281	257	883	762
Total operating expenses	487	437	1,494	1,289
Other expense (income)	7	–	20	10
Pre-tax income	338	305	1,004	773
Provision for income taxes	131	117	381	294
Net income[1]	$207	$188	$623	$479
Earnings per share – basic (dollars)	$0.38	$0.34	$1.13	$0.87
Earnings per share – diluted (dollars)	0.37	0.34	1.12	0.87
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 9: SIGNIFICANT ACQUISITIONS AND DISPOSALS

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014 and an additional pre-tax gain of $10 million was recorded in other income upon the settlement of the price adjustment mechanisms in the third quarter of 2014.

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the Bank recorded the credit card receivables acquired at their fair value of $3.2 billion and an intangible asset for the purchased credit card relationships of $149 million. The purchase price is subject to refinement as purchase consideration is finalized.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in the first quarter of 2014.

NOTE 10: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)			Wholesale
	Canadian Retail	U.S. Retail	Banking	Corporate	Total
Carrying amount of goodwill as at November 1, 2012	$1,751	$10,408	$150	$–	$12,309
Additions[1]	425	75	–	–	500
Foreign currency translation adjustments and other	24	460	–	–	484
Carrying amount of goodwill as at October 31, 2013	2,200	10,943	150	–	13,293
Gross amount of goodwill	2,200	10,943	150	–	13,293
Accumulated impairment losses	–	–	–	–	–
Carrying amount of goodwill as at November 1, 2013	2,200	10,943	150	–	13,293
Additions	5	–	–	–	5
Disposals	(13)	–	–	–	(13)
Foreign currency translation adjustments and other	33	504	–	–	537
Carrying amount of goodwill as at July 31, 2014	2,225	11,447	150	–	13,822
Accumulated impairment losses	$–	$–	$–	$–	$–
1	Relates to goodwill arising from the acquisition of Epoch which was re-allocated as a result of the realignment of the Bank’s reportable segments. Refer to Note 20 for further details.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 83

NOTE 11: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	July 31	October 31
	2014	2013
Accounts receivable and other items[1]	$6,120	$5,649
Prepaid expenses	982	1,154
Defined benefit asset	61	56
Insurance-related assets, excluding investments	1,395	1,409
Accrued interest	1,244	1,260
Total	$9,802	$9,528
1	Includes foreclosed assets as at July 31, 2014, of $203 million (October 31, 2013 – $233 million) and FDIC indemnification assets as at July 31, 2014, of $70 million (October 31, 2013 – $81 million).

NOTE 12: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2014, was $181 billion (October 31, 2013 – $158 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				As at
				July 31	October 31
			2014		2013
	Demand	Notice	Term	Total	Total
Personal	$11,714	$268,136	$52,857	$332,707	$319,468
Banks[1]	2,275	11	14,125	16,411	17,149
Business and government[2]	49,576	86,102	88,882	224,560	204,988
Designated at fair value through profit or loss[3]	–	–	3,625	3,625	–
Trading[1]	–	–	61,325	61,325	50,967
Total	$63,565	$354,249	$220,814	$638,628	$592,572
Non-interest-bearing deposits included above
In domestic offices				$5,245	$4,738
In foreign offices				34,383	31,558
Interest-bearing deposits included above
In domestic offices				330,968	306,631
In foreign offices				266,785	247,887
U.S. federal funds deposited[1]				1,247	1,758
Total[2,4]				$638,628	$592,572
1	Includes deposits from the Federal Home Loan Bank.
2	As at July 31, 2014, includes $13 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2013 – $10 billion) and $2 billion (October 31, 2013 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at July 31, 2014, includes deposits of $353 billion (October 31, 2013 – $320 billion) denominated in U.S. dollars and $18 billion (October 31, 2013 – $16 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				July 31	October 31
				2014	2013
	Canada	United States	International	Total	Total
Personal	$175,640	$155,758	$1,309	$332,707	$319,468
Banks	5,154	1,529	9,728	16,411	17,149
Business and government	149,232	71,769	3,559	224,560	204,988
Designated at fair value through profit or loss[1]	3,625	–	–	3,625	–
Trading	2,562	51,922	6,841	61,325	50,967
Total	$336,213	$280,978	$21,437	$638,628	$592,572
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 84

Term Deposits
(millions of Canadian dollars)							As at
							July 31	October 31
							2014	2013
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$30,450	$9,128	$6,883	$2,740	$3,486	$170	$52,857	$58,005
Banks	14,105	1	2	3	3	11	14,125	13,181
Business and government	44,910	5,533	18,673	6,053	8,441	5,272	88,882	78,690
Designated at fair value through profit or loss[1]	1,865	1,364	360	36	–	–	3,625	–
Trading	59,679	148	197	312	484	505	61,325	50,967
Total	$151,009	$16,174	$26,115	$9,144	$12,414	$5,958	$220,814	$200,843

1 Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				July 31	October 31
				2014	2013
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$12,149	$6,723	$11,578	$30,450	$36,009
Banks	12,647	1,403	55	14,105	13,115
Business and government	29,588	4,507	10,815	44,910	46,162
Designated at fair value through profit or loss[1]	390	504	971	1,865	–
Trading	26,097	15,730	17,852	59,679	49,592
Total	$80,871	$28,867	$41,271	$151,009	$144,878
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

NOTE 13: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2014	2013
Accounts payable, accrued expenses and other items	$3,400	$2,860
Liabilities related to structured entities	6,025	5,743
Accrued interest	824	1,077
Accrued salaries and employee benefits	2,506	2,286
Defined benefit liability	2,075	1,715
Cheques and other items in transit	1,022	1,077
Total	$15,852	$14,758

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 85

NOTE 14: SHARE CAPITAL

Stock Dividend

On January 31, 2014, the Bank paid a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. The following table summarizes the shares issued and outstanding and treasury shares held as at July 31, 2014, and October 31, 2013, and reflects the impact of the stock dividend on the common shares as if it was retrospectively applied to all periods presented that occurred prior to the payment date of the stock dividend.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	July 31, 2014		Oct 31, 2013
	Number		Number
	of shares	Amount	of shares	Amount
Common shares
Balance as at beginning of year	1,838.9	$19,316	1,836.5	$18,691
Proceeds from shares issued on exercise of stock options	4.5	175	8.3	297
Shares issued as a result of dividend reinvestment plan	4.9	257	12.1	515
Purchase of shares for cancellation	(4.1)	(43)	(18.0)	(187)
Balance as at end of period – common shares	1,844.2	$19,705	1,838.9	$19,316
Preferred shares – Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	5.4	135	5.4	135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series AA	–	–	10.0	250
Series AC	–	–	8.8	220
Series AE	–	–	12.0	300
Series AG	–	–	15.0	375
Series AI	–	–	11.0	275
Series AK	–	–	14.0	350
Series 1	20.0	500	–	–
Series 3	20.0	500	–	–
Balance as at end of period – preferred shares	105.0	$2,625	135.8	$3,395
Treasury shares – common[1]
Balance as at beginning of year	(3.9)	$(145)	(4.2)	$(166)
Purchase of shares	(60.6)	(3,075)	(83.4)	(3,552)
Sale of shares	61.9	3,128	83.7	3,573
Balance as at end of period – treasury shares – common	(2.6)	$(92)	(3.9)	$(145)
Treasury shares – preferred[1]
Balance as at beginning of year	(0.1)	$(2)	–	$(1)
Purchase of shares	(4.4)	(111)	(3.4)	(86)
Sale of shares	4.4	111	3.3	85
Balance as at end of period – treasury shares – preferred	(0.1)	$(2)	(0.1)	$(2)
1	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Issues and Redemptions

Issue of 5-Year Rate Reset Preferred Shares, Series 1

On June 4, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 1 (the "Series 1 shares") for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.90% for the initial period from and including June 4, 2014, to but excluding October 31, 2019. Thereafter, the dividend rate will reset every five years at a level of 2.24% over the then five-year Government of Canada bond yield. Holders of the Series 1 shares will have the right to convert their Series 1 shares into non-cumulative Floating Rate Preferred Shares, Series 2 (the "Series 2 shares"), subject to certain conditions, on October 31, 2019, and on October 31 every five years thereafter. Holders of the Series 2 shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then three-month Government of Canada Treasury Bill yield plus 2.24%. The Series 1 shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2019, and on October 31 every five years thereafter. To qualify as additional Tier 1 Capital under Basel III, the Series 1 shares and Series 2 shares include a non-viability contingent capital provision, under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from the government. If such a conversion were to occur, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated May 28, 2014 and assuming there are no declared and unpaid dividends on the Series 1 shares or Series 2 shares, as applicable, would be 100 million.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 86

Issue of 5-Year Rate Reset Preferred Shares, Series 3

On July 31, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 3 (the "Series 3 shares") for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.80% for the initial period from and including July 31, 2014, to but excluding July 31, 2019. Thereafter, the dividend rate will reset every five years at a level of 2.27% over the then five-year Government of Canada bond yield. Holders of the Series 3 shares will have the right to convert their Series 3 shares into non-cumulative Floating Rate Preferred Shares, Series 4 (the "Series 4 shares"), subject to certain conditions, on July 31, 2019, and on July 31 every five years thereafter. Holders of the Series 4 shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then three-month Government of Canada Treasury Bill yield plus 2.27%. The Series 3 shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2019, and on July 31 every five years thereafter. To qualify as additional Tier 1 Capital under Basel III, the Series 3 shares and Series 4 shares include a non-viability contingent capital provision, under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from the government. If such a conversion were to occur, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated July 24, 2014 and assuming there are no declared and unpaid dividends on the Series 3 shares or Series 4 shares, as applicable, would be 100 million.

Redemption of Non-cumulative 5-Year Rate Reset Preferred Shares, Series AA and Series AC

On January 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AA and Series AC at a redemption price of $25.00 per share.

Redemption of Non-cumulative 5-Year Rate Reset Preferred Shares, Series AE and Series AG

On April 30, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AE and Series AG at a redemption price of $25.00 per share.

Redemption of Non-cumulative 5-Year Rate Reset Preferred Shares, Series AI and Series AK

On July 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AI and Series AK at a redemption price of $25.00 per share.

Normal Course Issuer Bid

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) approved the Bank’s normal course issuer bid to repurchase, for cancellation, up to 24 million of the Bank’s common shares. Purchases under the bid commenced on June 21, 2013, and expired in accordance with its terms in June 2014. For the three and nine months ended July 31, 2014, the Bank repurchased 4 million common shares under this bid at an average price of $54.15 for a total amount of $220 million. As of October 31, 2013, the Bank had repurchased 18 million common shares under this bid at an average price of $43.25 for a total amount of $780 million.

NOTE 15: SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2014, the Bank recognized compensation expense for stock option awards of $5.5 million and $20.4 million, respectively (three and nine months ended July 31, 2013 – $6.2 million and $20.4 million, respectively).

During the three months ended July 31, 2014, and July 31, 2013, there were no options granted by the Bank. During the nine months ended July 31, 2014, 2.6 million options (nine months ended July 31, 2013 – 3.3 million options) were granted by the Bank with a weighted-average fair value of $9.28 per option (nine months ended July 31, 2013 – $7.83 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31.

Assumptions Used for Estimating the Fair Value of Options
	For the nine months ended
	July 31	July 31
	2014	2013
Exercise price/share price	$47.59	$40.54
Expected option life	6.2 years	6.3 years
Risk-free interest rate	1.9%	1.4%
Expected volatility[1]	27.1%	27.2%
Expected dividend yield	3.7%	3.5%
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 87

NOTE 16: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans[1]
		For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2014	2013	2014	2013	2014	2013
Net employee benefits expense
Service cost – benefits earned	$71	$69	$5	$5	$3	$3
Net interest cost (income) on net defined benefit liability (asset)	(1)	2	6	5	7	9
Defined benefit administrative expenses	2	1	–	–	1	1
Total expense	$72	$72	$11	$10	$11	$13
		For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2014	2013	2014	2013	2014	2013
Net employee benefits expense
Service cost – benefits earned	$212	$209	$14	$14	$8	$8
Net interest cost (income) on net defined benefit liability (asset)	(2)	7	19	17	22	28
Defined benefit administrative expenses	5	5	–	–	3	3
Past service cost – other	–	–	–	–	5	–
Total expense	$215	$221	$33	$31	$38	$39
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

CASH FLOWS

The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Principal pension plans	$61	$114	$248	$246
Principal non-pension post-retirement benefit plan	3	2	9	6
Other pension and retirement plans[1]	11	6	26	19
Total	$75	$122	$283	$271
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at July 31, 2014, the Bank expects to contribute an additional $54 million to its principal pension plans, $3 million to its principal non-pension post-retirement benefit plan, and $10 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during fiscal 2014.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 88

NOTE 17: INCOME TAXES

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2014	2013
Deferred tax assets
Allowance for credit losses	$588	$557
Deferred (income) expense	27	43
Trading loans	125	131
Derecognition of financial assets and liabilities	118	176
Employee benefits	627	688
Pensions	139	77
Losses available for carry forward	323	313
Tax credits	415	360
Other	106	321
Total deferred tax assets[1]	2,468	2,666
Deferred tax liabilities
Securities	500	789
Intangibles	315	382
Goodwill	6	7
Land, buildings, equipment, and other depreciable assets	17	9
Total deferred tax liabilities	838	1,187
Net deferred tax assets	1,630	1,479
Reflected on the Interim Consolidated Balance Sheet as follows:
Deferred tax assets	1,917	1,800
Deferred tax liabilities	287	321
Net deferred tax assets	$1,630	$1,479
1	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the Interim Consolidated Balance Sheet was $17 million as at July 31, 2014 (October 31, 2013 – $37 million), of which $6 million is scheduled to expire within 5 years.

NOTE 18: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2014, and July 31, 2013, and the twelve months ended October 31, 2013, and reflects the impact of the stock dividend, as discussed in Note 14, on the Bank’s basic and diluted earnings per share, as if it was retrospectively applied to all periods presented.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the nine		For the twelve
	months ended		months ended		months ended
	July 31	July 31	July 31	July 31	October 31
	2014	2013	2014	2013	2013
Basic earnings per share
Net income attributable to common shareholders	$2,055	$1,459	$5,946	$4,810	$6,350
Weighted-average number of common shares outstanding (millions)	1,840.2	1,842.8	1,838.1	1,839.4	1,837.9
Basic earnings per share (dollars)	$1.12	$0.79	$3.23	$2.61	$3.46
Diluted earnings per share
Net income attributable to common shareholders	$2,055	$1,459	$5,946	$4,810	$6,350
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	–	–	–	3	3
Net income available to common shareholders including
impact of dilutive securities	2,055	1,459	5,946	4,813	6,353
Weighted-average number of common shares outstanding (millions)	1,840.2	1,842.8	1,838.1	1,839.4	1,837.9
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	6.3	5.3	6.2	5.6	5.7
TD Capital Trust II Securities – Series 2012-1 (millions)	–	–	–	2.0	1.5
Weighted-average number of common shares outstanding
– diluted (millions)	1,846.5	1,848.1	1,844.3	1,847.0	1,845.1
Diluted earnings per share (dollars)[1]	$1.11	$0.79	$3.22	$2.61	$3.44
1	For the three and nine months ended July 31, 2014, and July 31, 2013, and the twelve months ended October 31, 2013, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 89

NOTE 19: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank’s provisions.

Provisions
(millions of Canadian dollars)		Asset
		Retirement
	Litigation	Restructuring	Obligations	Other	Total
Balance as at November 1, 2012	$286	$4	$66	$89	$445
Additions	251	129	7	102	489
Amounts used	(279)	(28)	–	(105)	(412)
Unused amounts reversed	(23)	–	(4)	(22)	(49)
Foreign currency translation adjustments and other	9	–	–	2	11
Balance as at October 31, 2013, before allowance for
credit losses for off-balance sheet positions	$244	$105	$69	$66	$484
Add: allowance for credit losses for off-balance sheet positions[1]					212
Balance as at October 31, 2013					$696
Balance as at November 1, 2013	$244	$105	$69	$66	$484
Additions	65	–	1	63	129
Amounts used	(145)	(69)	–	(68)	(282)
Unused amounts reversed	(10)	–	(1)	(11)	(22)
Foreign currency translation adjustments and other	10	–	(2)	(3)	5
Balance as at July 31, 2014, before allowance for
credit losses for off-balance sheet positions	$164	$36	$67	$47	$314
Add: allowance for credit losses for off-balance sheet positions[1]					262
Balance as at July 31, 2014					$576
1	Please refer to Note 5, Loans, Impaired Loans and Allowance for Credit Losses for further details.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $233 million as at July 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal or regulatory actions.

Rothstein Litigation

TD Bank, N.A. was named as a defendant in multiple lawsuits in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (“RRA”).

On July 11, 2013, the United States Bankruptcy Court for the Southern District of Florida confirmed a liquidation plan for the RRA bankruptcy estate that includes a litigation bar order in favor of TD Bank, N.A. (the “Bar Order”). TD Bank, N.A. and/or the Bank are or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud, although further civil litigation may be enjoined by the Bar Order. The outcome of any such proceedings is difficult to predict and could result in judgments, settlements, injunctions or other results adverse to TD Bank, N.A. or the Bank. Two civil matters are specifically exempted from the Bar Order.

First, TD Bank N.A.’s appeal of the verdict entered against it in the lawsuit captioned Coquina Investments v. TD Bank, N.A. et al. was allowed to continue. The jury in the Coquina lawsuit returned a verdict against TD Bank, N.A. on January 18, 2012, in the amount of US$67 million, comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. TD Bank, N.A. appealed the judgment and sanctions order to the United States Court of Appeals for the Eleventh Circuit. On July 29, 2014, the Court of Appeals affirmed the judgment and sanctions order, but referred the case to the trial court to determine whether the amount of the judgment should be reduced. TD Bank, N.A. is considering its further options.

Second, the Bar Order did not apply to a motion seeking sanctions against TD Bank, N.A. filed by the plaintiffs in the matter captioned Razorback Funding, LLC, et al. v. TD Bank, N.A., et al. The motion for sanctions was, however, denied on July 25, 2014.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 90

Overdraft Litigation

TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: Dwyer v. TD Bank, N.A. (D. Mass.); Hughes v. TD Bank, N.A. (D. N.J.); Mascaro v. TD Bank, N.A. (D. D.C.); Mazzadra, et al. v. TD Bank, N.A. (S.D. Fla.); Kimenker v. TD Bank, N.A. (D. N.J.); and Mosser v. TD Bank, N.A. (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013, and a second distribution to eligible class members of residual settlement funds is scheduled for September 2014. The Court retains jurisdiction over class members and distributions.

On August 21, 2013, TD Bank, N.A. was named as a defendant in King, et al. v. TD Bank, N.A f/k/a Carolina First Bank (D.S.C.), a putative nationwide class action filed in federal court in South Carolina challenging overdraft practices at Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010, as well as the overdraft practices at TD Bank, N.A. from August 16, 2010, to the present. This case is in its preliminary stages.

On February 28, 2014, TD Bank, N.A. was named as a defendant in Padilla, et al. v. TD Bank, N.A. (E.D. Pa.), a putative nationwide class action filed in federal court in the Eastern District of Pennsylvania challenging TD Bank, N.A.’s overdraft practices on behalf of certain individuals who opened a chequing account after August 15, 2010, or were not included in the prior overdraft class action settlements. This case is in its preliminary stages.

Interchange Fee Class Actions

Between 2011 and 2013, seven proposed class actions were commenced in British Columbia, Alberta, Saskatchewan, Ontario and Quebec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.; 1023916 Alberta Ltd. v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.; and Hello Baby Equipment Inc. v. BOFA Canada Bank, et al. The defendants in each action are Visa Canada Corporation (Visa) and MasterCard International Incorporated (MasterCard) (collectively, the “Networks”), along with TD and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa and/or MasterCard. While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. Unspecified general and punitive damages are sought on behalf of the merchant class members. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. This decision is under appeal by both class representatives and defendants.

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, capital trust securities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at July 31, 2014, securities and other assets with a carrying value of $148.4 billion (October 31, 2013 – $133.9 billion) were pledged as collateral in respect of these transactions. See Note 6, Transfer of Financial Assets, for further details.

As at July 31, 2014, certain consumer instalment and other personal loan assets with a carrying value of $10.5 billion (October 31, 2013 – $10.5 billion) and residential mortgages with a carrying value of $2.7 billion (October 31, 2013 – nil) were also pledged with respect to covered bonds issued by the Bank.

Assets that can be Repledged or Sold
(millions of Canadian dollars)	As at
	July 31	October 31
	2014	2013
Trading loans, securities and other	$28,383	$29,484
Other assets	99	120
Total	$28,482	$29,604

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at July 31, 2014, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default (excluding cash collateral) was $22.4 billion (October 31, 2013 – $19.8 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $4.0 billion as at July 31, 2014 (October 31, 2013 – $3.3 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

ASSETS SOLD WITH CONTINGENT REPURCHASE OBLIGATIONS

The Bank sells mortgage loans to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Losses on the repurchased defaulted mortgages are recovered through realization of the security on the loan and the government guarantee, where applicable. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. During the quarter, the fair value of the mortgages repurchased as a result of a liquidity event was $47 million (July 31, 2013 – $5 million). Generally, the term of these agreements do not exceed five years.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 91

NOTE 20: SEGMENTED INFORMATION

Effective November 1, 2013, the Bank revised its reportable segments, and for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Certain goodwill pertaining to the former Wealth and Insurance segment was allocated on a relative fair value basis to the Canadian Retail and U.S. Retail segments when the segments were realigned. The segmented results for periods prior to the segment realignment have been restated accordingly.

The results of the Aeroplan credit card portfolio, acquired on December 27, 2013, are reported in the Canadian Retail segment. The results of Epoch Investment Partners, Inc., acquired on March 27, 2013, and the results of the U.S. credit card portfolio of Target Corporation, acquired on March 13, 2013, are reported in the U.S. Retail segment. The results of the credit card portfolio of MBNA Canada, acquired on December 1, 2011, as well as the integration charges related to the acquisition, are reported in the Canadian Retail segment.

The following table summarizes the segment results for the three and nine months ended July 31.

Results by Business Segment
(millions of Canadian dollars,
except as noted)	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
			For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net interest income (loss)	$2,436	$2,269	$1,500	$1,375	$589	$505	$(90)	$(4)	$4,435	$4,145
Non-interest income (loss)	2,498	2,219	545	655	91	59	(60)	7	3,074	2,940
Provision for (reversal of)
credit losses	228	216	127	223	5	23	(22)	15	338	477
Insurance claims and related
expenses	771	1,140	–	–	–	–	–	–	771	1,140
Non-interest expenses	2,076	1,934	1,320	1,268	392	351	252	218	4,040	3,771
Income (loss) before income taxes	1,859	1,198	598	539	283	190	(380)	(230)	2,360	1,697
Provision for (recovery of)
income taxes	459	288	113	95	67	42	(309)	(176)	330	249
Equity in net income of an
investment in associate,
net of income taxes	–	–	76	69	–	–	1	6	77	75
Net income (loss)	$1,400	$910	$561	$513	$216	$148	$(70)	$(48)	$2,107	$1,523

			For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net interest income (loss)	$7,103	$6,624	$4,485	$3,745	$1,673	$1,473	$(134)	$49	$13,127	$11,891
Non-interest income (loss)	7,138	6,561	1,713	1,613	403	334	128	(140)	9,382	8,368
Provision for (reversal of)
credit losses	696	705	537	596	12	21	(59)	(43)	1,186	1,279
Insurance claims and related
expenses	2,113	2,345	–	–	–	–	–	–	2,113	2,345
Non-interest expenses	6,214	5,722	3,971	3,424	1,208	1,119	772	640	12,165	10,905
Income (loss) before income taxes	5,218	4,413	1,690	1,338	856	667	(719)	(688)	7,045	5,730
Provision for (recovery of)
income taxes	1,288	1,081	311	203	203	139	(660)	(526)	1,142	897
Equity in net income of an
investment in associate,
net of income taxes	–	–	222	169	–	–	12	22	234	191
Net income (loss)	$3,930	$3,332	$1,601	$1,304	$653	$528	$(47)	$(140)	$6,137	$5,024

Total assets as at July 31
(billions of Canadian dollars)	$328.0	$308.5	$262.4	$235.5	$298.2	$254.3	$33.1	$36.4	$921.7	$834.7

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 92
NOTE 21: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the nine months ended July 31, 2014, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on “A global regulatory framework for more resilient banks and banking systems” (Basel III) issued by the Basel Committee on Banking Supervision (BCBS). OSFI’s target Common Equity Tier 1 (CET1), Tier 1 and Total Capital ratios for Canadian banks under the Capital Adequacy Requirements (CAR) Guideline are 7%, 8.5% and 10.5%, respectively.

The following table summarizes the Bank’s regulatory capital positions as at July 31, 2014, and October 31, 2013.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2014	2013[1]
Common Equity Tier 1 Capital	$29,591	$25,822
Common Equity Tier 1 Capital ratio[2]	9.3%	9.0%
Tier 1 Capital	$35,033	$31,546
Tier 1 Capital ratio[2,3]	11.0%	11.0%
Total Capital[4]	$43,262	$40,690
Total Capital ratio[2,5]	13.6%	14.2%
Assets-to-capital multiple[6]	19.1	18.2
1	The amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	The final CAR Guideline postponed the Credit Valuation Adjustment (CVA) capital charge until January 1, 2014, and is being phased in until the first quarter of 2019. Effective the third quarter of 2014, each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77%, respectively.
3	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
4	Total Capital includes CET1, Tier 1 and Tier 2 Capital.
5	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
6	The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total Capital.

NOTE 22: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • REPORT TO SHAREHOLDERS	Page 93

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 28, 2014. The call will be webcast live through TD's website at

3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2014.jsp on August 28, 2014, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-260-0113 or 1-800-524-8950 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2014.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 28, 2014, until September 29, 2014, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 9633525.

Annual Meeting

Thursday, March 26, 2015

Metro Toronto Convention Centre

Toronto, Ontario